CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For November 25 2008

CITY TELECOM (H.K.) LIMITED
(Translation of registrant’s name into English)
Level 39
Tower I, Metroplaza
No. 223 Hing Fong Road
Kwai Chung
New Territories
Hong Kong
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K the Company’s annual report and audited consolidated financial statements for the year ended August 31, 2008.

SIGNATURE
Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED
By:	/s/ Lai Ni Quiaque
	Name:	Lai Ni Quiaque
	Title:	Executive Director, Chief Financial Officer and Company Secretary

Dated: November 25, 2008

ANNUAL REPORT 2008 年報

Turning Impossible Into Possible

City Telecom (H.K.) Limited
城市電訊(香港)有限公司

Stock Code – SEHK: 1137;
NASDAQ: CTEL
股份編號 — 香港交易所: 1137;
美國納斯達克市場交易代號: CTEL

ANNUAL REPORT 2008 Turning Impossible Into Possible City Telecom (H.K.) Limited € Stock Code – SEHK: 1137; NASDAQ: CTEL _y _____ : 1137; ,,t : CTEL

Established in 1992, City Telecom (H.K.) Limited (SEHK : 1137, NASDAQ : CTEL) is a fast growing and innovative provider of residential and corporate fixed telecommunications network and international telecommunications services in Hong Kong. Its wholly-owned subsidiary, Hong Kong Broadband Network Limited, is a major fixed telecommunications network services operator, providing broadband Internet access up to 1Gbps, telephony, IPTV, corporate and mobile data services with its self-built Metro Ethernet IP network. In addition to the operations in Hong Kong, the Group also has branch offices in Canada and Guangzhou. Contents Statistical Review 02 Corporate Information 04 Major Milestones and Events 05 Major Milestones and Events in 2008 07 Supplement on Marathon Participation 08 Recognition 09 An Interview with the Chairman 10 Products at a Glance 12 Brand Management 14 Our Network 22 Management’s Discussion and Analysis 26 Profile of Directors and Senior Management 32 Financial Information Corporate Governance Report 37 Report of the Directors 45 Independent Auditor’s Report 55 Consolidated Income Statement 56 Balance Sheet 57 Consolidated Statement of Changes in Equity 59 Consolidated Cash Flow Statement 60 Notes to the Financial Statements 61 Five-Year Financial Summary 108

Statistical Review

02 City Telecom (H.K.) Limited
Annual Report 2008

Turnover HK $000

04
1,169,880
05
1,137,356
06
1,159,579
07
1,141,270
08
1,302,981

Number of Registered Broadband Subscriptions

04
197,000
05
229,000
06
220,000
07
247,000
08
316,000

Number of Registered Voice-over-IP Subscriptions

04
237,000
05
294,000
06
281,000
07
308,000
08
329,000

Number of Registered IP-TV Subscriptions

04
31,000
05
109,000
06
116,000
07
128,000
08
156,000

City Telecom (H.K.) Limited Statistical 02 Annual Report 2008 Review Turnover HK $ 000 Number of Registered Broadband Subscriptions Number of Registered Voice-over-IP Subscriptions Number of Registered IP-TV Subscriptions

Statistical Review 03 City Telecom (H.K.) Limited Annual Report 2008 Number of Registered International Telecommunications Subscriptions International Telecommunications Traffic Volume Million Minutes Turnover by Principal Activities in 2008 International Telecommunications Services Fixed Telecommunications Network Services

Corporate Information

04 City Telecom (H.K.) Limited
Annual Report 2008

FINANCIAL CALENDAR

Full-year Results
Announced on 17 November 2008

Annual General Meeting
19 December 2008

LISTING

Directors

∆ Non-executive Director
* Independent Non-executive Directors
# Members of the Audit Committee
+ Members of the Remuneration Committee

Registered Office

Authorised Representatives

Company Secretary

Mr. LAI Ni Quiaque

Jones Day
29th Floor, Edinburgh Tower
The Landmark
15 Queen's Road Central
Hong Kong

Auditors

Share Registrar

Computershare Hong Kong Investor Services Limited
46th Floor, Hopewell Centre
183 Queen's Road East, Wanchai
Hong Kong

American Depositary Bank

The Bank of New York Mellon Corporation
101 Barclay Street, 22nd Floor
New York, NY 10286 USA

Principal Bankers

Citibank, N.A.
44th Floor, Citibank Tower
Citibank Plaza
3 Garden Road
Central, Hong Kong

The Hongkong and Shanghai Banking Corporation Limited
HSBC Main Building
No.1 Queen's Road Central
Hong Kong

City Telecom (H.K.) Limited Corporate 04 Annual Report 2008 Information FINANCIAL CALENDAR _____ Legal Adviser to the Company as to U.S. and Hong Kong Laws Full-year Results Jones Day Announced on 17 November 2008 29th Floor, Edinburgh Tower The Landmark Annual General Meeting 15 Queen’s Road Central 19 December 2008 Hong Kong Auditors LISTING _____ KPMG Certified Public Accountants City Telecom (H.K.) Limited’s shares are listed under the stock 8th Floor, Prince’s Building code “1137” on The Stock Exchange of Hong Kong Limited and in 10 Chater Road the form of American Depositary Receipts (each representing 20 Central, Hong Kong ordinary shares of the Company) on the Nasdaq Stock Market in U.S. under the ticker symbol “CTEL”. Share Registrar Computershare Hong Kong Investor Services Limited Directors 46th Floor, Hopewell Centre Mr. WONG Wai Kay, Ricky (Chairman) 183 Queen’s Road East, Wanchai Mr. CHEUNG Chi Kin, Paul (Vice Chairman) Hong Kong Mr. YEUNG Chu Kwong, William (Chief Executive Officer) Mr. LAI Ni Quiaque+ (Chief Financial Officer and American Depositary Bank Head of Staff Engagement) The Bank of New York Mellon Corporation Mr. CHENG Mo Chi, Moses + 101 Barclay Street, 22nd Floor Mr. LEE Hon Ying, John*#+ New York, NY 10286 USA Dr. CHAN Kin Man*#+ Mr. PEH Jefferson Tun Lu*#+ Principal Bankers Non-executive Director Citibank, N.A. * Independent Non-executive Directors 44th Floor, Citibank Tower # Members of the Audit Committee Citibank Plaza + Members of the Remuneration Committee 3 Garden Road Registered Office Central, Hong Kong Level 39, Tower 1, Metroplaza The Hongkong and Shanghai No. 223 Hing Fong Road Banking Corporation Limited Kwai Chung, New Territories, Hong Kong HSBC Main Building Authorised Representatives No.1 Queen’s Road Central Hong Kong Mr. WONG Wai Kay, Ricky Mr. CHEUNG Chi Kin, Paul Company Secretary Mr. LAI Ni Quiaque

05 City Telecom (H.K.) Limited Major Milestones _____ Annual Report 2008 and Events 1992 MAY City Telecom (H.K.) Limited (“City Telecom”) was incorporated in Hong Kong SEPTEMBER 888 International Calling Card Service was introduced 1993 JUNE Switching centre was established in Buffalo, New York, USA 1994 JANUARY Launch of 003 international Guarantee Fax Service SEPTEMBER Launch of GlobaLink International Calling Card Service 1997 JANUARY Launch of IDD300 Calling Service MARCH Set up INC (the Specialized IDD Network for Corporations) for corporate sector AUGUST City Telecom was listed on The Stock Exchange of Hong Kong Limited 1998 FEBRUARY Launch of International Simple Resale (ISR) Fax Service JUNE Launch of CTInets Internet Access Service NOVEMBER The first company to receive the license of ISR voice service in Hong Kong 1999 JANUARY Launch of IDD1666 Direct Calling Service NOVEMBER ADR listing on the Nasdaq National Market of USA 2000 FEBRUARY Hong Kong Broadband Network Limited (“HKBN”), a subsidiary of City Telecom obtained the Local Wireless FTNS license MARCH Launch of Broadband Internet services by HKBN 2001 MAY CTI International awarded the Satellite-based Fixed Carrier license SEPTEMBER City Telecom’s 10th Anniversary 2002 MARCH City Telecom awarded the Cable-based External FTNS license APRIL HKBN officially launched local on-net VoIP telephony service HKBN upgraded to become a wireline-based FTNS licensee JUNE Launch of HKBN IDD0030 service HKBN was confirmed by Cisco Systems to have successfully established the largest Metro Ethernet IP network in the world

Major Milestones and Events _____ City Telecom (H.K.) Limited 06 Annual Report 2008 2003 AUGUST HKBN officially launched IP-TV service 2004 JULY HKBN launched corporate data services AUGUST HKBN launched off-net residential VoIP service, namely, the Broadband Phone Service NOVEMBER HKBN announced the launch of “bb100”, Hong Kong’s first 100Mbps residential broadband service, and the release of its 1Gbps residential broadband service by 2Q 2005 2005 APRIL HKBN officially launched “bb1000” Fibre-to-the-Home 1Gbps residential broadband service SEPTEMBER HKBN conferred as the winner of Global Entrepolis@Singapore Award 2005, which was presented by the Asian Wall Street Journal in association with the Economic Development Board of Singapore OCTOBER HKBN launched 2b Broadband Phone Service, providing VoIP service to local and overseas users via software version broadband phone HKBN has become the first service provider in the world to achieve the Cisco Powered Network Metro Ethernet QoS Certified status 2006 JANUARY HKBN received “Best Brand Award 2005 (Broadband Service)” from PC Weekly SEPTEMBER City Telecom enhanced Work-Life Balance with the launch of eight employee-beneficial measures OCTOBER Liu Xiang “Be Ahead of Yourself” marketing campaign won the “Certificate of Excellence” of HKMA/TVB Awards for Marketing Excellence 2006 2007 MARCH HKBN enhanced Digital TV Platform and launched new application “bbBOX” HKBN received e-zone’s e-brand award 2006-07 “Best Brand for Internet Service Provider” JUNE City Telecom received recognition for its Talent Management at the Hong Kong HR Awards 2007 JULY HKBN was awarded “Integrated Support Team” of the Year at the Asia Pacific Customer Service Consortium (APCSC) Customer Relationship Excellence Awards (CRE Awards) SEPTEMBER HKBN launched “Fibre-To-The-Home” (FTTH) residential broadband services “FibreHome100”, “FibreHome200” and “FibreHome1000” City Telecom’s 15th Anniversary HKBN launched first wave marketing campaign “Squeeze” NOVEMBER HKBN launched second wave marketing campaign “Alexander Graham Bell” & “Kung Fu Fighting Ants”

Major Milestones and Events in 2008

07 City Telecom (H.K.) Limited
Annual Report 2008

JANUARY
HKBN launched the free WiFi Service at public rental housing estates

人人WI-FI
128 100

仲用電話線做寬頻?
豈有此理

SEPTEMBER
HKBN launched the National Geographic Channel's first ever Interactive Channel

WILD

07 City Telecom (H.K.) Limited Major Milestones _____ Annual Report 2008 and Events in 2008 JANUARY _____ JANUARY _____ FEBRUARY HKBN launched the free WiFi Service at public _____ HKBN launched Dual Mode High Def inition _____ HKBN awarded contract for the provision rental housing estates _____ Terrestrial TV Receiver and IPTV Set-Top-Box _____ of payphone service at the Hong Kong International Airport MAY _____ SEPTEMBER _____ NOVEMBER HKBN launched third wave marketing _____ HKBN launched the National Geographic _____ HKBN launched fourth wave marketing campaign “That’s Ridiculous” Channel’s 3 rst ever Interactive Channel _____ campaign “18 Commercials for the 18 Districts”

City Telecom (H.K.) Limited Supplement on 08 Annual Report 2008 Marathon Participation ...enough to run from Hong Kong to Beijing and half way back... RAISING THE LIMITS OF OUR TALENTS • Actively promote internal competitions that encourages “teams” to compete and have fun, across the full distances; and At City Telecom, we believe in “Raising the Limits of our Talents”. • Offer Special “Carbo” Spaghetti meals in our Free Zone Hong Kong is renowned as a work oriented city where we spend _____ canteen to reward, recognize and support the runners. a large part of our lives desk-bound. With Work-Life Balance and “Raising the Limits of our Talents” in mind, we have proactively supported the Standard Chartered Hong Kong Marathon for the CTI GROUP PARTICIPATION IN STANDARD past three years. CHARTERED HONG KONG MARATHON In addition to full corporate sponsorship for the entry fee, we are _____ We have seen our participation rate increase from 64 registrations doing the following: in 2007 to 190 in 2009, representing more than 12% of our total Hong Kong workforce. More impressively, total distance registered · Retain two athletic coaches to provide professional training _____ has increased from 684 km in 2007 to 3,362 km in 2009, which is every Tuesday and Thursday from 7 pm to 9 pm, starting _____ enough to run from Hong Kong to Beijing and half way back. eight months before the main event in February 2009; When we started running in 2007, the full 42 km marathon was · Encourage active support by non-runners for our runners on _____ beyond the limits of our Talents. Today, we have 29 Talents the day; attempting to break this limit. We hope our Talents will bring this strengthened mentality towards achieving our company-wide aspirations. Full _____ Half Number of _____ Marathon _____ Marathon 10 km _____ Total Participants/ Talents Distance (km) 42 21 10 Registered _____ Total km _____ km/Talent 2007 0 4 60 64 684 10.7 2008 3 10 155 168 1,887 11.2 2009 29 48 113 190 3,362 17.7

09 City Telecom (H.K.) Limited Recognition _____ Annual Report 2008 1. Hi-Tech Weekly’s The Best of The Best Awards 2007-08 – Best 5. 1st Runner-up at HKIHRM/SCMP People Management Brand for Internet Service Provider _____ Awards 2007 2. TVB Most Popular TV Commercial Awards 2008 – “Most 6. APCSC Customer Relationship Excellence Awards for Innovative” & “Most Popular Series” Awards “Integrated Support Team” of the Year 2006 3. ATV The 14th Annual Most Popular TV Commercial Awards 7. e-zone’s e-brand award 2006-07 “Best Brand for Internet Service Provider” 4. Hong Kong HR Awards 2007 – Best Retention Strategy

City Telecom (H.K.) Limited An Interview with 10 Annual Report 2008 the Chairman Dear Fellow Shareholders, As Chairman of the Group, I wish to share with you the most pressing strategic issues that we face in the form of Questions and Answers. ON BUSINESS DIRECTION Q The Company has invested in a lot of effort to enhance its brand and image. What do you think of the progress? A This is a very important step for us towards achieving our Big, Hairy & Audacious Goal (BHAG) of becoming the largest Next Generation Network (NGN) provider in Hong Kong by 2016. We have already been recognized by the industry that our Fibre-to-the-Home network in Hong Kong is one of the most advanced networks worldwide. We need to let the consumers and investors know the same, even though most of them do not understand the technical details. Most of them are only guided by the common belief, that the bigger Company should normally have a better technology, which is not always correct. According to all of the consumer surveys conducted in the past 18 months, HKBN has been rated as the 2nd best Internet Service Provider in Hong Kong, and is far better than the 3rd and the 4th ones. Our rating is very close to the dominant player. Our aim is to be ahead of them. Q What particular achievement makes you feel most satisfied? A Company Culture. We are an infrastructure company. We will be in Hong Kong over the next 100 years. We will not be acquired by other big companies. We understand that our future depends on how we behave today. We understand our technology edge over the dominant player today cannot last forever. We need to build up something which is long term and not easy to be copied by others. This is our Company Culture. For details, please refer to our Vision Statement at http://www.ctigroup.com.hk/en/vision.html. I am glad that, we have been making very good progress in “implementing” our Vision Statement step by step over the last year. We have also seen significant achievements in: – Staff’s job satisfaction, trust and loyalty to the Company – Consumer’s satisfaction in our overall services What is the most dissatisfied item for me? Delay in network rollout. We will increase our resources in this area to ensure that we can meet the target in the coming year. Q Do you think these achievements help the company to be on the right track of achieving BHAG? A Yes, absolutely. BHAG is a long term goal. Company culture is essential for the company to last. Staff morale is essential for providing excellent customer services. Customer’s satisfaction is essential for giving us the highest return to our investment. Highest Return on Investment is essential for achieving our BHAG. I am confident that we are on the right track of achieving the BHAG, even though the road ahead is tough.

An Interview with the Chairman 11 City Telecom (H.K.) Limited Annual Report 2008 Q How has the company been affected by the adverse economic environment? A We expect there will be increasing pressure on the whole industry’s Average Revenue Per User. However, due to our uniqueness and the excellence of our products and customer services, we believe that we can maintain our position as the 2nd largest broadband provider in Hong Kong residential market and one of the highest ARPU operators. Our senior notes are only due in 2015. So, financing is not a problem and we are not affected by the recent liquidity crunch. In fact, since most of the material costs and labor costs are expected to be lowered in the coming 2 years, this is a good time for us to further expand our Fiber-to-the Home network in full force. Q How would you see the competition environment in telecom market? A With the anticipated adverse economic environment and too many operators in Hong Kong, the competition in the telecom market will remain keen and be even more intensified. I don’t see how that can be relaxed. However, as mentioned above, we have something unique (Ultra high speed Internet access and excellent customer service) which will maintain our leading position. Q What will be the company’s future direction? A Our future direction is well defined in our Vision Statement We will be the largest Next Generation Network (NGN) provider by 2016. Q If the public was asked to describe HKBN by one word, what word you wish it would be? A “CHANGE” ON PERSONAL ASPECT Q It seems that the company’s management style has changed a lot in recent years. What triggered these changes? A We are an infrastructure company and we will not be acquired by others. This Company will last longer than the life span of me and my fellow partners. We need to build up a system to ensure: 1. Maintaining the company culture; 2. Managing by a team of professionals, rather than any single individual; and 3. Dedicating authority to the front line and motivating all levels of staff. Q The two co-founders are stepping back from the operations of the company. What do you think about the pros and cons? A A start-up company is driven by entrepreneurship. An enterprise is maintained by a professional team. This is a publicly listed company, not a family business. We, the two co-founders, have been running the company for over 15 years. We now need new ideas and new blood to spur the company’s growth. Q How’s the progress of de-centralizing authority? To what stage is the transition at? Are there any issues that the company is facing, and how did you solve them? A The move towards de-centralizing authority has been a huge success and up to my expectation. We will further push down to front line customer contact points to ensure we can build a closer relationship with our customers. Q What do you expect from the new management team? A Don’t be afraid to take risk. All big technology companies are exposed to failure risk when they become complacent over their past achievements and is not willing to take risk. I hope the new management team will prepare for all the best and worst scenarios and have the guts to take risks. Wong Wai Kay, Ricky Chairman Hong Kong, 17th November 2008

1. **Lam Sin Man, Winnie**
Management Trainee

2. **Zhu Wei Jian, Franky**
Officer – General Affairs & Control

3. **Lau Ka Yan, Clare**
Management Trainee

4. **Chan Pui Chi, Kathy**
Management Trainee

BROADBAND SERVICE

bb25 光纖寬頻 Mbps

bb200 光纖寬頻 Mbps

bb50 光纖寬頻 Mbps

bb1000 光纖寬頻 Mbps

bb100 光纖寬頻 Mbps

bbMAX
Maximize The Power Of bb

bbWI-FI

bbWATCH

bbDRIVE

City Telecom (H.K.) Limited Products at a Glance 12 Annual Report 2008 1. Lam Sin Man, Winnie Management Trainee 2. Zhu Wei Jian, Franky Officer – General Affairs & Control 3. Lau Ka Yan, Clare Management Trainee 4. Chan Pui Chi, Kathy Management Trainee BROADBAND SERVICE With our fibre network, users can experience 25Mbps, 50Mbps, 100Mbps, 200Mbps and 1000Mbps broadband services with symmetric upload and download speeds. bbMAX provides comprehensive value-added services to our users, including: “bbWI3FI” – We have hotspots all over Hong Kong, which allow users to go online easily with their electronic devices. “bbWATCH” – Allow users to enjoy dedicated splendid TV programmes provided by HKBN’s bbTV through their personal computer. “bbDRIVE” – Provide online virtual storage up to 10GB, user-friendly interface and limitless volume file transfer; Users can also back-up their important documents/files safely with bbDrive.

Products at a Glance 13 City Telecom (H.K.) Limited Annual Report 2008 5. Lu Hui, Simone Training Officer 6. Leung Lee Nam, LurLee Management Trainee 7. Liang Zhan Peng, Brian Customer Relations Supervisor “bbGUARD” – Filter away problematic and spam virus emails at the server before reaching your email in-box. “bbMAINT” – Provide one stop solution to our users in order to help them solve their non-network technical problems. “getFAXEASY” – A service for receipt of fax via a designated email to your personal computer. We will also provide user a “Fax to Email” personal fax number in order to enhance user privacy. IP TV SERVICE bbTV service now delivers over 80 TV channels, mainly in Chinese language, including 24-hour news channel, movies, animation, Chinese opera, financial news, international news, and entertainment as well as interactive channels, such as stock quote, ringtone download & interactive quiz. TELEPHONY SERVICE HKBN has been providing quality HomeTel Service to Hong Kong people since 2002. We also provide 14 different add-valued services to our users. 2B 2ND GENERATION BROADBAND PHONE 2b 2nd Generation Broadband Phone is a new telephone service and its reliability is as good as traditional fixed line telephone service. 2b enables you to make and receive phone calls from Hong Kong (either home telephones, office telephone or mobile phones) through the Internet wherever you are in Hong Kong or overseas. IDD Our international direct calling services, IDD 1666 & IDD 0030 , allow quality and instant connection to overseas.

City Telecom (H.K.) Limited Brand 14 Annual Report 2008 Management Our ultimate goal is to be the largest Next Generation Network provider in Hong Kong by 2016 BRAND MANAGEMENT Background Hong Kong’s telecommunications market is characterized by intense competition and smart consumers. To succeed, we need the best product, the best service and the best image. From a humble beginning as an IDD service reseller in 1992, we established Hong Kong Broadband Network Limited in 1999 to engage in fixed telecommunications network services. With perseverance, we are laying the foundation for future success. Today, we are two years into our 10-year goal of becoming the largest Next Generation Network provider by 2016. We are pleased to report we are making significant progress, having recently overtaken the incumbent cable TV operator in terms of the number of broadband subscribers and become the largest alternative residential broadband Internet Service Provider in Hong Kong.

Brand Management 15 City Telecom (H.K.) Limited Annual Report 2008 Lo Wai Man, Daniel Manager – Finance

Brand Management _____ City Telecom (H.K.) Limited 16 Annual Report 2008 STAGE 1 STAGE 2 STAGE 3 STAGE 4 STAGE 5 The Brand Evolution Stage 1: Building Network Infrastructure HKBN believes that having the best and most advanced network infrastructure is the fundamental to success. Contrary to other new entrants that typically rely on the incumbent for unbundled resale, we built our own Metro Ethernet network and optic fibre backbone, thereby controlling the end-to-end process on service provisioning and network. This autonomy allows us to offer superior service and value to our customers. (Picture 1: Worker excavation) Stage 2: Service Enhancement In 2005, we began enriching our broadband product spectrum. Going beyond bb10, our basic 10Mbps symmetric broadband connection, we launched bb25, bb50, bb100, bb200 and bb1000, thus providing the widest variety in town catering for every need of broadband users. Another milestone is the “Stability Speed Guarantee” launched in 2005 which today is still the only service in Hong Kong offering a local speed guarantee. (Picture 2)

Brand Management 17 City Telecom (H.K.) Limited Annual Report 2008 Stage 3: Service Sublimation – Care from the Heart, Serve with Swift Actions Customer experience comprises many small elements. Be it product quality, sales service, installation work, enquiry processing, etc., they are all vital components of our brand experience. Since October 2006, we have redesigned uniforms (Picture 3) for our residential sales team, and also enhanced their skills through internal and external training including celebrity speakers (Picture 4 Alfred Cheung). In December of the same year, a new Customer Service Centre was opened for providing better service to our customers (Picture 5). In 2007, we introduced the “Special Duty Unit”, a customer account management system. Carrying the meaning of “Service Devoted to You”, this personalized customer care system assigns a designated customer service executive to handle customers individually (Picture 6). Instead of standard hotlines, our customers now enjoy personal access to their account managers, similar to a premium banking experience. Stage 4: From External to Internal–Happy Staff Bring Happy Customers While customers are our external VIPs, our staff are internal VIPs. The prime aim of the Staff Engagement Department (SED), which comprises Learning & Development, Talent Management and Administration teams, is taking care of every talent’s needs. We are one of the first local companies to take initiatives on Work-Life Balance, voluntarily introducing a five-day work week and offering paternity leave. Other company benefits include an Education Partnership Programme whereby we actively co-invest in our staff for continuous life-long learning. We have also enhanced staff facilities by establishing a Life-Time Learning Centre and Free-Zone Multi-Purpose staff canteen (Picture 7). More than HK$3 million was invested to replace LCD monitors and ergonomic chairs (Picture 8) for staff at our main Trans Asia office location.

Brand Management
18 City Telecom (H.K.) Limited
Annual Report 2008

Lau Chi Kong, Kenneth
Assistant Manager – Finance

9 10 11

Brand Management _____ City Telecom (H.K.) Limited 18 Annual Report 2008 Lau Chi Kong, Kenneth Assistant Manager – Finance

Brand Management 19 City Telecom (H.K.) Limited Annual Report 2008 Stage 5: Consumer Market Education
From internal to external, from hardware to software, the company has undergone a revolution like a rebirth. A step further is to let the public know what we have done. Waves of marketing campaigns brought this target into reality. 1. First Wave: Network Differentiation – The “Squeeze” educates the public the kind of broadband services they are using. It featured characters squeezing into a thin tube representing how the incumbent carrier is still providing broadband Internet service through legacy-copper telephone lines. (Picture 9) 2. Second Wave: Consumer Education – A character representing telephone inventor Alexander Graham Bell emphasizes that copper telephone wire invented 100 years ago was not designed for present day broadband connection. This is followed by 10 Kung-Fu Fighting Ants ganging up on a single helpless ant to demonstrate how traditional Asymmetric Digital Subscriber Line (ADSL) services typically offer uplink bandwidth that is only a 10th of the downlink capacity. (Picture 10 &11) 3. Third Wave: Rally Public Momentum – “That’s Ridiculous” presents characters singing a hugely popular 1980 canto pop rock song and chiding the continued use old telephone lines for broadband services, conveying the message it’s time to switch to optic fibre.
(Picture 12) 4. Fourth Wave: Building Long-term Creditability – The 18 commercials for the 18 districts demonstrate HKBN has fibre optic broadband in every Hong Kong district, celebrating the achievements of the brand. Each commercial, with a scene typical of the district, shows how HKBN fibre optic is “discovered” in an unusual way, surprising the public that HKBN has all of Hong Kong’s districts covered with its fibre optic network. (Picture 13) These multi-dimensional campaigns spanned a wide range of media, including TV commercials, print advertisements, billboards and advertising space on various public transport, carrying home the message optic fibre is the present and future trend for high speed broadband service.

Brand Management _____ City Telecom (H.K.) Limited 20 Annual Report 2008 What have we achieved? Spanned over years with great e3 orts, we have been rewarded with achievements in many aspects, leading us towards our Big, Hairy & Audacious Goal. REAPING BRAND RESULTS Magazine Surveys · Next Magazine, the popular local weekly infotainment magazine, receives complaints on all consumer products and services. · A complaint ranking system was established in 2003 to show the top 10 companies receiving the most consumer complaints quarterly. · In the second quarter of 2008, HKBN is the only major telecom operator NOT on the list. Commissioned Consumer Survey Results · The survey was conducted from 19 July to 3 August 2008 by the global market research company, Synovate. · A total of 203 street interviews were conducted with respondents aged 15-54 who have access to Internet through residential broadband. Aged _____ Aged 15-29 30-54 89 114 interviewees _____ interviewees TOTAL 203 INTERVIEWEES

Brand Management 21 City Telecom (H.K.) Limited Annual Report 2008 i. Non-HKBN users agree HKBN is as good if not better than the incumbent; 1. 68% Network Speed (December 2007 – 66%; May 2008 – 57%) 2. 61% Network Stability (December 2007 – 57%; May 2008 – 48%) 3. 70% Customer Services (December 2007 – 53%; May 2008 – 59%) ii. Switching 67% of non-HKBN users agree to consider HKBN when they switch to a new ISP (December 2007 – 54%; May 2008 – 46%) 33% DISAGREE 67% AGREE Brand Recognition This year, we proved our branding exercise is a success by winning the award at ATV’s 14th Annual Most Popular TV Commercial Awards Competition, and the “Most Innovative” Award and the “Most Popular Series” Award at TVB’s Most Popular TV Commercial Awards Contest. REAPING FINANCIAL RESULTS 3.3 x increase in net profit to HK$125.2 million, driven by record high profitability in our Fixed Telecom Network Service business.

City Telecom (H.K.) Limited Our Network 22 Annual Report 2008 Self-built Next Generation Fibre Network COVERAGE Our broadband network currently covers 1.5 million Hong Kong households and we will continue to expand towards the 2.0 million target by 2010, reaching over 90% of all homes in Hong Kong. FIBRE3TO3THE3HOME We are the first ISP to deploy Fibre-To-The-Home (FTTH) in the local residential market while our competitors still predominately use copper wires for their last mile. Our 100% self-built IP network (Metro-Ethernet) with cumulative investment of HK$2.6 billion, is independent from the incumbent operator, which empowers us to offer superior service and value to our customers. Our symmetrical bandwidth ensures unbeatable speed for both uploading and downloading. For example, our bb100 service takes only seven minutes to upload or download a 4.3GB DVD film. CAPACITY Our Metro Ethernet has the bandwidth that should be more than sufficient to meet the demand for next five years. If necessary, we can further upgrade our capacity to 64,000Gbps readily.

Our Network 23 City Telecom (H.K.) Limited Annual Report 2008 Yeung Chi Ho, Henry Senior Manager – Network Development (Local Network)

Our Network
24 City Telecom (H.K.) Limited
Annual Report 2008

Fibre-to-the-Home Connectivity

Optical
Terminal
Set-top Box
Optical
Terminal
Set-top Box
Optical
Terminal

Our Network _____ City Telecom (H.K.) Limited 24 Annual Report 2008 Fibre-to-the-Home Connectivity

Our Network 25 City Telecom (H.K.) Limited Annual Report 2008 Internet HKBN network operation center Direct connect to users’ premises with territory- wide optic fibre network RELIABILITY Currently, we maintain more than 400 computers located at various buildings, simulating user experience to conduct 24-hour network testing. This has ensured that we are closely monitoring our network performance. In addition, we have bandwidth over provision to ensure quality service during periods of heavy traffic congestion. APPLICATIONS Our self-built optic fiber network offers tremendous flexibility, allowing us to be the first operator in Hong Kong to deliver “triple-play” broadband Internet access, telephony and fully-digitalized IP-TV in 2003, as well as other services such as corporate and mobile data services, all within a single network. PARTNERSHIP To meet the needs of our rapidly increasing subscribers, we collaborated with international carrier to increase our bandwidth by over 60% in 2007-2008. Also, we partner with game operators to provide stable and high speed online game experience to online gamers . In terms of cost per Mbps, our services are among the best value in the world. Our dream of empowering the people of Hong Kong is being realized!

City Telecom (H.K.) Limited Management’s 26 Annual Report 2008 Discussion and Analysis Our solid FY2008 result is strong encouragement for our long term vision that fibre is the future.
FINANCIAL HIGHLIGHTS
In thousands of Hong Kong dollars except for per share amounts and ratios

	For the year ended
	31 August	31 August
	2008	2007
	HK$’000	HK$’000

Turnover	1,302,981	1,141,270
Earnings before interest, tax, depreciation and amortization (EBITDA1)	377,964	353,827
EBITDA margin	29.0%	31.0%
Profit attributable to shareholders	125,190	28,865
Earnings per share
– Basic (HK Cents)	19.7	4.7
– Diluted (HK Cents)	19.0	4.6
Total dividend declared per share (HK cents)[2]	6.0	8.0
Capital expenditures	211,684	132,250
Adjusted free cash flow[3]	106,739	156,744

Management’s Discussion and Analysis 27 City Telecom (H.K.) Limited Annual Report 2008

	As at	As at
	31 August	31 August
	2008	2007
	HK$’000	HK$’000

Cash position[4]	421,610	547,309
Total equity attributable to equity shareholders	1,032,607	903,882
Shares in issue (in thousands)	650,622	616,503
Net assets per share (HK$)	1.59	1.47
Gearing ratio	0.25	0.45

1	EBITDA for any period means, without duplication, net income/(loss) for such period, plus the following to the extent deducted in calculating such net income/(loss): net interest expense/(income), income taxes, depreciation and amortisation expense (excluding any such non cash charge to the extent it represents an accrual of or reserve for cash charges in any future period or amortisation of a prepaid cash expense that was paid in a prior period not included in the calculation).

2	For the dividend declared for the year ended 31 August 2008, a scrip or cash option is provided.

3	Adjusted free cash flow means EBITDA minus capital expenditure and net finance costs.

4	Cash position means cash at bank and in hand and long-term bank deposits, but excluding pledged bank deposits.
FINANCIAL REVIEW
For the year ended 31 August 2008, our consolidated turnover grew by 14.2% year-on-year to HK$1,303.0 million, the strongest turnover growth since FY2000. This solid growth was primarily contributed by our increase in Fixed Telecommunications Network Service business (FTNS) of 23.8% to HK$1,011.0 million, which more than compensated for the decline in International Telecommunications Service business (IDD) of 10.0% year-on-year to HK$292.0 million.
Our FTNS business continues to be our core focus, contributing 77.6% of our total turnover. The FTNS business growth is sustained by across the broad increase in our broadband, voice and IPTV subscription base and higher average revenue per user (ARPU) of our ultra-high speed broadband Internet access service.
Our consolidated EBITDA increased by 6.8% year-on-year to HK$378.0 million, while our EBITDA margin fell to 29.0% from 31.0% in last year. This mild margin contraction is mainly due to higher advertising and marketing expenses as we invested in our brand development and one-off upfront customer acquisition costs, which in turn is a variable cost component of our strong growth in subscriptions during the year.
We have bought back a total principal value of approximately US$35.6 million of the 8.75% 10-year senior notes during the year, which has reduced our net finance costs by 8.2% to HK$59.5 million for the year.
For FY2008 overall, we are now harvesting the benefits of a shift in business mix towards the more sustainable FTNS services, growing recurrent subscription base, interest savings from senior notes buyback, tax benefit from recognition of deferred tax assets on tax loss in prior years and the first full year depreciation impact of a change in our assets’ estimated useful lives. Profits attributable to our shareholders increased by 333.2% to HK $125.2 million with basic earnings per share reaching HK19.7 cents.

Management’s Discussion and Analysis _____ City Telecom (H.K.) Limited 28 Annual Report 2008
LIQUIDITY AND CAPITAL RESOURCES
As of 31 August 2008, the Group continued to be in a strong financial position for the year under review with cash at bank and in hand of HK$421.6 million and pledged bank deposit of HK$87.3 million (31 August 2007: cash at bank and in hand of HK$532.9 million, long term bank deposit of HK$14.4 million and pledged bank deposit of HK$87.2 million) and outstanding borrowing of HK$683.6 million (31 August 2007: HK$953.8 million). Our long term liability consisted mainly of our outstanding 8.75% 10-year senior notes which amounted to HK$683.2 million (31 August 2007: HK$952.6 million). Our normal trading operations were well supported by HK$87.3 million banking facilities, out of which only HK$29.9 million was utilised.
The debt maturity profiles of the Group as at 31 August 2008 and 31 August 2007 were as follows:

	2008	2007
	HK$’000	HK$’000

Repayable within one year	121	835
Repayable in the second year	129	121
Repayable in the third to fifth year	126	254
Repayable after the fifth year	683,242	952,593

Total	683,618	953,803

As at 31 August 2008, all outstanding borrowings bear fixed interest rate and are denominated in United States dollars or Hong Kong dollars. The Group’s net debt to net asset gearing ratio for the year is 0.25 times which is calculated as below:

	2008	2007
	HK$’000	HK$’000

Net Debt (note)	262,008	406,494
Net Assets	1,032,607	903,882
Gearing (times)	0.25	0.45

Note:	Net debt is total long term debt and other liabilities and obligations under finance leases less cash at bank and in hand and long term bank deposits but excluded pledged bank deposits
Our capital expenditure for FY2008 was HK$211.7 million, compared to last year of HK$132.3 million. This capital expenditure level was in line with our three-year HK$850 million network expansion plan set in FY2007 and our policy to maintain capital expenditure to below our EBITDA. During the year, the Group generated adjusted free cash flow, which is defined as EBITDA less capital expenditure and less net finance costs, of HK$106.7 million (2007: HK$156.7 million).
The on-going capital expenditure on our network development will be met by internally generated cash flow and the proceeds from senior notes issued in January 2005. Our capital expenditure outlook for FY2009 – FY2010 is expected to be about HK$650 million in order to reach our continuous network expansion target towards 2.0 million residential homes pass by 2010.

Management’s Discussion and Analysis 29 City Telecom (H.K.) Limited Annual Report 2008
CHARGE ON GROUP ASSETS
At 31 August 2008, the Group had pledged deposits of HK$87.3 million (31 August 2007: HK$87.2 million) for securing bank facilities of equivalent amount for issuing bank guarantees, letter of credits, hedging arrangements, bank loan and overdraft facilities. As of 31 August 2008, the Group has utilised HK$29.9 million (31 August 2007: HK$11.2 million) banking facilities primarily for providing bank guarantees to suppliers and to utility vendors in lieu of payment of utility deposits.
EXCHANGE RATES
All the Group’s monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the United States dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.
The Group is also exposed to a certain amount of foreign exchange risk based on fluctuations between the Hong Kong dollars and the Renminbi arising from its operations in the PRC. In order to limit this foreign currency risk exposure, the Group maintained Renminbi cash balance that approximate three months’ of operating cash flows.
CONTINGENT LIABILITIES
At 31 August 2008, the Group had total contingent liabilities in respect of guarantees provided to suppliers of HK$24.6 million (31 August 2007: HK$5.9 million) and to utility vendors in lieu of payment of utility deposits of HK$5.3 million (31 August 2007: HK$5.3 million).
Save as disclosed above, the Group had no material contingent liabilities or off-balance-sheet obligations.
BUSINESS REVIEW
Fixed Telecommunications Network Services (FTNS)
FTNS business continued its strong growth momentum in a competitive environment. During the year ended 31 August 2008, FTNS segment, as the top revenue stream of the Group, recorded an increase of 23.8% growth year-on-year to HK$1,011.0 million, delivering our objective of increasing both subscription base and ARPU.
As of 31 August 2008, our subscription base was up 17.3% year-on-year with 118,000 net subscriptions across our broadband, voice and IPTV services to 801,000 subscriptions. The subscription growth was mainly driven by the consumer recognition of our branding through our Network Differentiation marketing campaign launched during the year, and also on our improving customer service reputation.
During the year, a key milestone was overtaking the Cable TV operator to become the largest alternative residential broadband Internet service provider in Hong Kong. This was achieved by broadband subscription growth of 27.9% to 316,000 versus total market growth of 4.8% to 1.93 million. Furthermore, we were recognised with “The Best of The Best” Awards 2007-2008 – “Best Brand for Internet Service Provider” presented by Hi-Tech Weekly, the leading PC & Digital weekly magazine in the Hong Kong Market. With growing demand for ultra-high bandwidth services and our rising brand positioning, we were able to deliver subscriber growth, higher ARPU and lower churn rate. Particularly, our new contracts and renewals for broadband Internet service reached a new blended ARPU high of HK$191 per month in August 2008 versus HK$175 in August 2007, whilst our churn rate fell to well below 1% per month by the end of FY2008.

Management’s Discussion and Analysis _____ City Telecom (H.K.) Limited 30 Annual Report 2008
The combined results mentioned above reflected the Group’s success in winning market share through its high service quality and enhanced service offerings. With the introduction of direct Fibre-To-The-Home (FTTH) using Gigabit Passive Optical Network (GPON) technology during the year and coupled with our Metro Ethernet foundation, we extended our service suite with FibreHome100, FibreHome200 and FibreHome1000, widening our position as the most comprehensive range of broadband Internet services in the territory, ranging from 25 Mbps up to 1Gbps.
On voice business, although the voice market remained competitive due to the modest growth environment and incumbent’s strategic retention campaign to maintain stable market share, we managed to have a moderate growth in our subscription base by 6.8% to 329,000 as of 31 August 2008.
On IPTV business, we had an increase in subscriptions by 21.9% to 156,000 as of 31 August 2008 as a result of our bundling service strategy as well as our launch of dual mode High Definition Terrestrial TV Receiver and IPTV set-top-box to all customers in Hong Kong during the year. Going forward, we will continue to position IPTV as an ancillary service to our broadband and voice services.
International Telecom Services (IDD)
IDD service revenue, contributed 22.4% of the Group’s total revenue, showed a continuous decline as a result of intensive competition from traditional IDD alternatives, substitution from Voice-Over-IP (VoIP) calling options, and also from our own proactive migration of IDD customers to FTNS 2b VoIP services. However, the decline has been moderated over the past 24 months. During the year, our IDD traffic volume fell by 12.9% to 574 million minutes but our revenue fell at a slightly slower pace of 10.0% to HK$292.0 million. On IDD, our strategy is to focus on cash flow rather than market share.
PROSPECTS
Our solid FY2008 result is strong encouragement for our long term vision that fibre is the future. We are also seeing the long term benefits of significant investment in our brand which helps to turn our vision into shareholder returns.
Over-time, we envision that the open Internet will be the preferred source of multi-media content for entertainment, and this will drive demand for more and more bandwidth in our daily lives. Recent developments evidence this change. For example, for the recent Wimbledon Tennis Championship held from 23 June to 6 July 2008, it was possible to pay US$24.99 for full live Internet access to all games, together with a comprehensive archive of past games. This practical example shows how simple it is to bypass traditional Pay-TV options and source content directly from the Internet. As the largest alternative Internet service provider in Hong Kong providing unmatched mass scale ultra high speed broadband Internet services, we expect this competitive edge will lead to steady improvement growth and profitability outlook.
The current global financial crisis aroused by the sub-prime issue has already had a dampening effect on consumer sentiment and business activities across the globe. Although we are not immune from this macro economic downturn, our underlying broadband and voice services as “semi-utility” services should be relatively insulated. Furthermore, our standard 24-month subscription contract helps reduce short term variation. However, if the global economic conditions remain difficult for a long period of time, we will actively try to minimise any resultant negative impact through offsetting savings on operating and capital expenditures.
In short, whilst we are confident of the future, we are also fully aware of the challenges that we face in turbulent economic times and balancing between harvesting our existing presence and re-investing for continued growth.

Management’s Discussion and Analysis 31 City Telecom (H.K.) Limited Annual Report 2008
DIVIDEND
For cash management, we consider adjusted free cash flow is a better indicator of cash generation than net profit. As such, after reviewing operating results for FY2008 and considering our long-term development plans and recent economic downturn, the Board recommended a final dividend of HK2 cents per ordinary share based on the percentage of adjusted free cash flow rather than on the percentage of net profit. Together with the interim dividend of HK4 cents per ordinary share declared and paid for 1H2008, a total dividend of HK6 cents per ordinary share is recommended by the Board for FY2008. Nevertheless, we will review our dividend policy on a time-to-time basis.
EMPLOYEE REMUNERATION
Including the directors of the Group, as at 31 August 2008, the Group had 3,051 permanent full-time employees versus 2,692 as of 31 August 2007. The total talent related cost was HK$471.8 million in FY2008 versus HK$383.8 million in FY2007 which was mainly due to the increase in resources for network expansion and for sales related talent. The Group provides remuneration package consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent by reference to both the Group’s and individual performances. The Group also provides comprehensive medical insurance coverage, competitive retirement benefits schemes, talent training programs and share option schemes.

City Telecom (H.K.) Limited Profile of Directors and 32 Annual Report 2008 Senior Management EXECUTIVE DIRECTORS Mr. WONG Wai Kay, Ricky Mr. CHEUNG Chi Kin, Paul Mr. YEUNG Chu Kwong, Mr. LAI Ni Quiaque Chairman Vice Chairman William Chief Financial Officer, Company Secretary Chief Executive Officer & Head of Staff Engagement NON3EXECUTIVE DIRECTOR INDEPENDENT NON3EXECUTIVE DIRECTORS Mr. CHENG Mo Chi, Moses Mr. LEE Hon Ying, John Dr. CHAN Kin Man Mr. PEH Jefferson Tun Lu SENIOR MANAGEMENT Mr. CHONG Kin Chun, John Mr. LO Sui Lun Dr. TAM Ming Chit Ms. TO Wai Bing Director of Corporate Division Director, Chief Technology Officer Managing Director of Infrastructure Development Business Development

Profile of Directors and Senior Management 33 City Telecom (H.K.) Limited Annual Report 2008
EXECUTIVE DIRECTORS
Mr. WONG Wai Kay, Ricky, aged 46, is the co-founder and Chairman of the Group. He is responsible for our overall strategic planning and management. Mr. Wong has over 20 years’ experience in the telecommunications and computer industries. He had worked at a major US-listed computer company as a marketing representative and was responsible for marketing and distribution of computer products in Hong Kong from 1985 to 1989. He was also a co-founder and director of a company principally engaged in import and distribution of computer systems in Canada prior to co- founding of the Group. Mr. Wong holds a Bachelor’s Degree in Science and a Master of Business Administration Degree (Executive MBA Programme) from The Chinese University of Hong Kong. He is a first cousin of Mr. Cheung Chi Kin, Paul, the Vice Chairman of the Group. Currently, Mr. Wong is a member of Commission on Youth, a member of Zhejiang Committee, Chinese People’s Political Consultative Conference, an independent non-executive director of Bossini International Holdings Limited and a member of the Board of Trustees, United College, The Chinese University of Hong Kong.
Mr. CHEUNG Chi Kin, Paul, aged 51, is the co-founder and Vice Chairman of the Group. Mr. Cheung is responsible for overall strategic planning and management of the Group. Prior to that, Mr. Cheung was appointed as the Chief Executive Officer and was responsible for our day-to-day operations and technological research, development and support activities. Mr. Cheung has more than 27 years’ experience in the telecommunications and computer industries. He had worked in companies engaged in application software development and computer consultancy prior to co-founding of the Group. Mr. Cheung graduated with a Diploma of Advanced Programming and System Concepts Design from Herzing Institute, Canada. Mr. Cheung is a first cousin of Mr. Wong Wai Kay, Ricky, the Chairman of the Group.
Mr. YEUNG Chu Kwong, William, aged 47, was appointed Executive Director and Chief Executive Officer of the Group on 1 November 2008 with the responsibilities for developing corporate strategies and overseeing the operations of the entire Group. Before that, Mr. Yeung joined the Group as Chief Operating Officer in October 2005. He was responsible to head our Customer Engagement Department to oversee customer relationship management. Mr. Yeung was also responsible to head Network Development Department. Mr. Yeung has more than 17 years’ experience in the telecommunications industry. Prior to joining the Group, Mr. Yeung was the Director of Customers Division in Smartone-Vodafone, the General Manager of Personal Communications and Retail Division in Tricom Telecom Limited, and was also an Inspector of Police in the Hong Kong Police Force. He holds a Bachelor of Arts Degree from Hong Kong Baptist University, a Master of Business Administration Degree from University of Strathclyde, UK and a Master of Science Degree in Electronic Commerce and Internet Computing from The University of Hong Kong.
Mr. LAI Ni Quiaque, aged 38, is Chief Financial Officer, Company Secretary and Head of Staff Engagement. Mr. Lai joined the Group in May 2004. Mr. Lai has extensive experience in telecommunications industry, research and finance, being highly rated in this field. Prior to joining the Group, Mr. Lai was a Director and Head of Asia Telecom Research for Credit Suisse, he was involved in global fund raisings for a wide range of Asian Telecom carries such as China Mobile, China Telecom, China Unicom, China Netcom, SK Telecom, PCCW, Telekom Malaysia, etc. Before that, Mr. Lai held positions with Hongkong Telecom and Kleinwort Benson Securities (Asia). Mr. Lai holds a Bachelor of Commerce degree from the University of Western Australia, is a Fellow member of HKICPA and CPA Australia and is a Member of the Hong Kong Institute of Directors. Mr. Lai has been currently in the Kellogg-HKUST EMBA program with expected completion in 2009. Mr. Lai has also been appointed as a member of the Remuneration Committee of the Company.

Profile of Directors and Senior Management _____ City Telecom (H.K.) Limited 34 Annual Report 2008
NON-EXECUTIVE DIRECTOR
Mr. CHENG Mo Chi, Moses, aged 58, was re-designated as a Non-executive Director of the Group with effect from 30 September 2004. He was appointed as an Independent Non-executive Director of the Group since 17 June 1997. Mr. Cheng is the senior partner of P.C. Woo & Co., a firm of solicitors and notaries in Hong Kong, the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus and the Chairman of the Betting and Lotteries Commission. Mr. Cheng was appointed as a member of the Legislative Council of Hong Kong from 1991 to 1995. Mr. Cheng currently also services as an independent non-executive director of another six companies listed on the Main Board, namely China COSCO Holdings Company Limited, China Mobile Limited, China Resources Enterprise, Limited, Hong Kong Exchanges and Clearing Limited, Liu Chong Hing Investment Limited and Towngas China Company Limited. He currently also services as a non-executive director of another four companies listed on the Main Board, namely Galaxy Entertainment Group Limited, Guangdong Investment Limited, Kader Holdings Company Limited and Tian An China Investments Company Limited. Mr. Cheng has also been appointed as a member of the Remuneration Committee of the Company.
INDEPENDENT NON-EXECUTIVE DIRECTORS
Mr. LEE Hon Ying, John, aged 62, is the managing director of Cyber Networks Consultants Company in Hong Kong. He was the Regional Director, Asia Pacific of Northrop Grumman –Canada, Ltd. He was previously the director of network services of Digital Equipment (HK) Limited and prior to that, worked for Cable & Wireless HKT and Hong Kong Telecom. He is a chartered engineer and a member of each of Institution of Engineering and Technology, the United Kingdom, and the Hong Kong Institution of Engineers and the Hong Kong Computer Society. He received a Master’s Degree in Information System from the Hong Kong Polytechnic University in 1992. In addition, he is the Territory Vice-president of the Society of St. Vincent de Paul of Asia and Oceania, which is an international charity body. He is the Commission member of Catholic Diocese of Hong Kong Diocesan for Hospital Pastoral Care. Mr. Lee has been a Director since June 1997. Mr. Lee is also the chairman of the Audit Committee and Remuneration Committee of the Company.
Dr. CHAN Kin Man, aged 49, is Director of Centre for Civil Society Studies and Associate Professor of the Department of Sociology of The Chinese University of Hong Kong. He received a Bachelor of Social Science Degree from The Chinese University of Hong Kong in 1983 and a Doctor of Philosophy Degree from Yale University in the U.S. in 1995. Dr. Chan has been a Director since June 1997. Dr. Chan has also been appointed as a member of the Audit Committee and Remuneration Committee of the Company.
Mr. PEH Jefferson Tun Lu, aged 49, is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a Certified Practicing Accountant of CPA Australia. Mr. Peh holds a Master Degree in Business from the University of Technology, Sydney. He has over 26 years of experience in finance, accounting and management from listed and private companies in Hong Kong and Australia. Mr. Peh has been a Director of the Group since September 2004. Mr. Peh has also been appointed as a member of the Audit Committee and Remuneration Committee of the Company.

Profile of Directors and Senior Management 35 City Telecom (H.K.) Limited Annual Report 2008
SENIOR MANAGEMENT
Mr. CHONG Kin Chun, John, aged 46, is the Director of the Corporate Division. He is responsible for sales, marketing and servicing development of the Group’s international telecommunications services and fixed telecommunications network services for business and corporate customers. Mr. Chong joined the Group in February 1996 and holds a Bachelor’s Degree in Arts from The University of Hong Kong. Mr. Chong worked as a general manager overseeing product management and the sales force of a listed telecommunications products company in Hong Kong from 1987 to 1996.
Mr. LO Sui Lun, aged 44, is the Director of Hong Kong Broadband Network Limited (“HKBN”), the wholly-owned subsidiary of the Company. He is now in charge of the Group’s Infrastructure Development and is responsible for engaging in development of the Group’s infrastructure network. Before that, Mr. Lo was in charge of regulatory, carrier business, international business, network operation and network development for HKBN. Mr. Lo joined the Group in September 1998. Prior to that, Mr. Lo worked for PCCW (formerly known as “Hong Kong Telecom”) for 9 years, gaining experience in network planning and undersea cable investment. Mr. Lo holds a Bachelor’s Degree in Sciences in Electronics from The Chinese University of Hong Kong and a Master’s Degree in Business Administration from the University of Strathclyde, U.K.
Dr. TAM Ming Chit, aged 42, is the Chief Technology Officer of the Group. He is responsible for the Group’s network, information system development and operations including broadband networking, IPTV, wireless applications, as well as VoIP networks. Prior to joining the Group in 2008, Dr. Tam held various technical positions in various institutions in Hong Kong and overseas, such as Alcatel-Lucent, Citibank and SRA. He has over 15 years of operational experience in the information technologies and telecom industry. Dr. TAM holds a Bachelor of Science (Hons) in Computer Science from Imperial College, University of London, U.K. and a Doctor of Philosophy in Computer Science from the University of Pennsylvania, U.S.A.
Ms. TO Wai Bing, aged 46, is the Managing Director of Business Development of the Group. Ms. To is also in charge of International Business Department and Carrier Business Department. She is responsible for the control of cost of services, carrier relations, sales of carrier business, explore and secure business partnerships to strengthen the Group’s business operations and development. Before joining the Group, Ms. To had worked in the Hong Kong Telecom Group for 16 years after graduating from the Hong Kong Polytechnic University with a Diploma in Electronic Engineering and subsequently a Higher Certificate in Electronic Engineering. Ms. To rejoined the Group in May 2007 after her previous service with the Group from September 1998 to July 2006.

City Telecom (H.K.) Limited Financial 36 Annual Report 2008 Information We are on the right track of achieving the Big, Hairy, Audacious Goal even though the road ahead is tough. Financial Information Corporate Governance Report 37 Report of the Directors 45 Independent Auditor’s Report 55 Consolidated Income Statement 56 Balance Sheet 57 Consolidated Statement of Changes in Equity 59 Consolidated Cash Flow Statement 60 Notes to the Financial Statements 61 Five –Year Financial Summary 108

37 City Telecom (H.K.) Limited Corporate Governance _____ Annual Report 2008 Report
The Board of Directors (the “Board”) of the Company is pleased to present the Corporate Governance Report of the Company for the year ended 31 August 2008.
COMMITMENT TO CORPORATE GOVERNANCE
The Board recognises the importance of corporate governance and have made continued efforts enhance or management structures and internal control procedures.
The Company has applied the principles in and complied with the code provisions of the Code on Corporate Governance Practices (the “Code”) set out in Appendix 14 to the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) throughout the year ended 31 August 2008.
Directors’ Securities Transactions
The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) contained in Appendix 10 to the Listing Rules as the code of conduct for securities transactions by Directors of the Company (the “Company Code”).
Based on the specific enquiry made, all Directors have confirmed that they have complied with the required standard as set out in the Company Code throughout the year, except for the following deviation:–
Model Code Provision B.8
This code provision stipulates that a director must not deal in any securities of the listed issuer without first notifying in writing the chairman or a director designated by the board and receiving a dated written acknowledgement. The relevant date of the dealing was 17 October 2007 on which Mr. Lai Ni Quiaque had duly notified the chairman before the dealing but the written acknowledgement was dated after the relevant date of the said dealing by Mr. Lai Ni Quiaque. As such, it is regarded as a deviation of the Model Code Provision B.8, which requires the receipt of the written acknowledgement to be dated before the dealing in securities.
THE BOARD
(i)	Responsibilities

The Board has the responsibility for the oversight of the Company, which includes establishing the strategic direction of the Company, setting the long-term objectives of the Company, monitoring the performance of management, protecting and maximizing the interests of the Company and its shareholders, reviewing, considering and approving the annual budget, management results and performance update against annual budget, together with business reports from the management. The Board has focused on making broad policy decisions and has delegated the responsibility for the implementation of business strategy and management of the day-today operations of the Company’s business to the management.

All Directors have full and timely access to all relevant information as well as advice and services of the Company Secretary, with a view to ensuring that Board procedures and all applicable rules and regulations are followed. Upon making request to the Board, all Directors may obtain independent professional advice at the Company’s expense for carrying out their functions.

(ii)	Board Composition

As at the date of the 2008 Annual Report, the Board consists of eight Directors, including four Executive Directors, one Non-executive Director and three Independent Non-executive Directors. The Board believes that the balance between Executive and Non-Executive Directors is reasonable and adequate to provide sufficient checks and balances that safeguard the interests of shareholders of the Company (the “Shareholders ”) and the Company.

During the year and up to the date of the 2008 annual report, the following changes in the Board composition of the Company took place:
(i)	Mr. Yeung Chu Kwong, William was appointed as an Executive Director and Chief Executive Officer with effect from 1 November 2008.

(ii)	Mr. Cheung Chi Kin, Paul resigned as the Chief Executive Officer and was appointed the Vice Chairman with effect from 1 November 2008.

Corporate Governance Report _____ City Telecom (H.K.) Limited 38 Annual Report 2008
Mr. Wong Wai Kay, Ricky, Chairman of the Company, is a first cousin of Mr. Cheung Chi Kin, Paul, Vice Chairman of the Company. Save as disclosed above, there are no financial, business, family, other material and relevant relationships among members of the Board as at the date of 2008 Annual Report.

(iii)	Appointment, re-election and removal of directors

Nominations for members to the Board result from consultations among the Chairman, Chief Executive Officer and other Directors as the Board considers appropriate.

Pursuant to the Articles of Association of the Company, any director appointed by the Board for filling a casual vacancy or as an addition to the existing Board shall hold office only until the next following general meeting of the Company, and shall be eligible for re-election. Every director, including the non-executive director, is subject to retirement by rotation at least once every three years. One-third of the directors must retire from office at each annual general meeting and their re-election is subject to the approval of Shareholders.

In compliance with the provisions of the Articles of Association of the Company, Mr. Wong Wai Kay, Ricky, Mr. Cheung Chi Kin, Paul and Mr. Yeung Chu Kwong, William shall retire by rotation at the coming 2008 Annual General Meeting and, being eligible, will offer themselves for re-election.

(iv)	Chairman and Chief Executive Officer

As at the date of the 2008 Annual Report, the Chairman and the Chief Executive Officer of the Company are Mr. Wong Wai Kay, Ricky and Mr. Yeung Chu Kwong, William respectively. The roles of the Chairman and the Chief Executive Officer are segregated. We believe this segregation of duties helps to provide check and balances and as well as provides for balance of power and authority.

(v)	Non-executive Director and Independent Non-executive Directors

The term of office of all Non-executive Director and Independent Non-executive Directors has been fixed for a specific term of one year. They are subject to retirement by rotation and re-election at the Company’s annual general meeting in accordance with the Articles and Association of the Company.

During the year ended 31 August 2008, the Board at all times met the requirements of the Listing Rules relating to the appointment of at least three Independent Non-executive Directors with at least one of them possessing appropriate professional qualifications or accounting or related financial management expertise.

The appointment of Independent Non-executive Directors strictly adheres to the guidelines for assessing independence set out in Rule 3.13 of the Listing Rules. The Company has received written confirmation of their independence from each of the Independent Non-executive Directors and considers them to be independent of the Company and free of any relationship that could materially interfere with the exercise of their independent judgments.

(vi)	Number of Meetings and Directors’ Attendance

The Board meets from time to time, a no less than four times a year, to discuss and exchange ideas on the affairs of the Company. During the year ended 31 August 2008, the Board held six meetings to approve interim and final results announcement, financial reports, to recommend or declare dividends and to discuss significant issues and general operation of the Company. Individual attendance records of each Director at the respective Board and committee meetings are set out in the table on page 40 of this annual report.

(vii)	Practices and Conduct of Meetings

Notices of regular Board meetings together with all relevant information and reports prepared by management are given to all Directors at least 14 days before the meetings. For other Board and Board Committee meetings, reasonable notice is generally given. The Company Secretary is responsible to take and keep minutes of all Board and committee meetings. Draft version of minutes is normally circulated to the Directors for comment within a reasonable time after each meeting and the final version of which is sent to all Directors for their records and is opened for Directors’ inspection.

Corporate Governance Report 39 City Telecom (H.K.) Limited Annual Report 2008
(viii)	Training for Directors

In case there is any newly appointed Director, he/she will be provided with an induction course so as to ensure that he/she has appropriate understanding of the business and operations of the Company and that he/she is fully aware of his/her responsibilities and obligations under the Listing Rules and the relevant regulatory requirements.

There are also arrangements in place for providing continuing briefing and professional development to Directors’ whenever necessary.

To assist their continuous professional development, the Company Secretary recommends Directors to attend relevant seminars and courses. The costs for such training are borne by the Company.

In October 2008, the Group has arranged a professional training workshop the Directors and the senior management in order to keep them abreast of the up-to-date knowledge.
BOARD COMMITTEES
The Board has set up two board committees, namely, Audit Committee and Remuneration Committee (collectively the “Board Committees”), for overseeing particular aspects of the Company’s affairs.
The Board Committees are provided with sufficient resources to discharge their duties and, upon reasonable request, are able to seek independent professional advice in appropriate circumstances, at the Company’s expenses.
(i)	Audit Committee

The Board has established the Audit Committee in March 1999 and set out details of its overall objectives, authority, roles and responsibilities.

The Audit Committee comprises Mr. Lee Hon Ying, John, Dr. Chan Kin Man and Mr. Peh Jefferson Tun Lu, who are Independent Non-executive Directors and one of whom possess the appropriate professional qualifications or accounting or related financial management expertise as required under Rule 3.10(2) of the Listing Rules. Mr. Lee Hon Ying, John is the Chairman for the Audit Committee. The Audit Committee is provided with sufficient resources to discharge its duties.

The major roles and functions of the Audit Committee are set out clearly in the Audit Committee Charter are made available on the website of the Company at www.ctigroup.com.hk. The Audit Committee is responsible for, inter alia, the appointment, compensation, retention and overseeing the accounting and financial reporting processes of the Group and the audits of the Group’s financial statements on behalf of the Board of Directors, and reviewing and discussing the internal audit plans and reports of the audit activities, examinations and results thereof of the Internal Audit Department of the Company.

The Audit Committee held four meetings during the year ended 31 August 2008. Executive Directors, representative from the internal audit department of the Company and the external auditor of the Company were invited to join the discussions at the meetings.

Following is a summary of works performed by the Audit Committee during the year ended 31 August 2008:–
(i)	Reviewed the Company’s financial statements for the year ended 31 August 2007 and for the six months ended 29 February 2008;

(ii)	Reviewed the internal audit progress, especially on the compliance of the Sarbanes-Oxley Act;

(iii)	Review the external auditor’s report on the review of the Company’s interim financial report for the six months ended 29 February 2008 and the Company’s audited consolidated financial statements for the year ended 31 August 2007; and

(iv)	Pre-approved the audit and non-audit services provided by the Company’s external auditor.

Corporate Governance Report City Telecom (H.K.) Limited 40 Annual Report 2008
(ii)	Remuneration Committee

The Board had established the Remuneration Committee in August 2001.

The Remuneration Committee comprises six members, namely Mr. Lee Hon Ying, John, Dr. Chan Kin Man, Mr. Peh Jefferson Tun Lu, Mr. Cheng Mo Chi, Moses, Mr. Lai Ni Quiaque and Ms. Choy Mei Yuk, Mimi. Mr. Lee Hon Ying, John is the Chairman for the Remuneration Committee. The Remuneration Committee is provided with sufficient resources to discharge its duties. The Remuneration Committee’s objectives are as follows:
(i)	Establish a formal, fair and transparent procedures for developing policy and structure of all remuneration of directors and senior management;

(ii)	Review and consider the Company’s policy for remuneration of directors and senior management; and

(iii)	Recommend the remuneration packages of non-executive directors (including independent non-executive directors).
The role and authorities of the Remuneration Committee, including those set out in code provision B.1.3 of the Code, were clearly set out in its terms of reference which are available at the Company’s website at www.ctigroup.com.hk. The Remuneration Committee is responsible to review and determine the remuneration policy and packages of the Executive Directors and senior management.
The Remuneration Committee held two meetings during the year ended 31 August 2008. Following is a summary of works performed by the Remuneration Committee during the year ended 31 August 2008:–
(i)	Reviewed and approved the proposed discretionary performance bonus for the management committee members;

(ii)	Review and approved the remuneration packages for management committee members;

(iii)	Review and approved the remuneration for the Directors.
ATTENDANCE RECORDS AT THE BOARD AND COMMITTEES MEETINGS
The attendance records of the individual Directors except for Mr. Yeung Chu Kwong, William, who was appointed on 1 November 2008, at the Board, audit committee and remuneration committee meetings for the year ended 31 August 2008 are set out in the following table:

Meetings Attended/Held
		Audit	Remuneration
	Board	Committee	Committee
	meeting	meeting	meeting
Executive Directors:
Mr. Wong Wai Kay, Ricky	6/6	N/A	N/A
Mr. Cheung Chi Kin, Paul	5/6	N/A	N/A
Mr. Lai Ni Quiaque#	6/6	N/A	2/2

Non-Executive Director:
Mr. Cheng Mo Chi, Moses#	6/6	N/A	2/2

Independent Non-Executive Directors:
Mr. Lee Hon Ying, John *#	5/6	4/4	2/2
Dr. Chan Kin Man *#	5/6	3/4	1/2
Mr. Peh Jefferson Tun Lu *#	5/6	4/4	2/2

Director, Talent Management:
Ms. Choy Mei Yuk, Mimi#	N/A	N/A	2/2

*	Audit Committee Member

#	Remuneration Committee Member

Corporate Governance Report 41 City Telecom (H.K.) Limited Annual Report 2008
DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
The Directors acknowledge their responsibility for the preparation and the true and fair presentation of the financial statements of the Company and of the Group for the year ended 31 August 2008 on the going concern basis in accordance with the statutory requirements and applicable reporting standards.
The statement of the auditor of the Company about their reporting responsibilities and opinion on the financial statements of the Company for the year ended 31 August 2008 is set out in the Independent Auditor’s Report on page 55 of this annual report.
DIRECTORS’ AND OFFICERS’ LIABILITY INSURANCE AND INDEMNITY
The Company has purchased insurance to cover the Directors’ and Officers’ liability. The insurance policy contains the following separate insurance contracts: Directors’ and Officers’ Liability Contract; Company Reimbursement Contract; and Legal Representation Expenses Contract. Throughout the financial year 2008, no claim has been made against the directors and officers.
AUDITOR’S REMUNERATION
KPMG has been re-appointed as the independent auditor of the Company by the Shareholders at the last annual general meeting.
For the year ended 31 August 2008, KPMG received approximately HK$3,191,000 (2007: HK$2,600,000) for audit services and HK$Nil (2007: HK$Nil) for non-audit services.
The statement of the responsibilities of the independent auditor with respect to the 2008 financial statements is set out in the Independent Auditor’s Report on page 55 of this annual report.
INTERNAL CONTROL
(I)	Internal Control Environment

Internal control system is designed to assist the achievement of business objectives, safeguard assets against unauthorized use or disposition, ensure maintenance of proper accounting records for the provision of reliable financial information for internal use or for publication, and ensure the Group is in compliance with relevant legislation and regulations. This internal control system is designed to provide reasonable assurance against material misstatements, losses and fraud. The Board is responsible for maintaining and reviewing the effectiveness of the Group’s internal control system which adopts a top-down risk-based approach to continuously improve the control system in a more effective and timely manner.

(II)	Internal Audit Function

Internal Audit Department is established to conduct independent reviews on the Group’s internal control based on a risk-and-control approach. The audit plan is reviewed and approved by the Audit Committee on an annual basis. According to the audit plan, Internal Audit Department reviews the management’s control regarding reliability of financial information, operations and procedures of various departments through systematic audit procedures to ensure that the internal controls are effective and in compliance with applicable laws and regulations. In addition, other reviews and investigations are carried out on an ad hoc basis. During the course of audit, Internal Audit Department has unrestricted access to all departments, assets, records and personnel of the Group.

Upon completion of audits, the key control deficiencies and corresponding recommendations are discussed and agreed with related department heads. Implementation of recommendations will be followed up in due course. At least twice a year, the significant audit findings and corrective action plans are reported directly to the Chairman and Audit Committee. Copies of internal audit reports are sent to the Chief Financial Officer and external auditors for attention.

Corporate Governance Report _____ City Telecom (H.K.) Limited 42 Annual Report 2008
(III)	Internal Control Assessment

The Group continues to improve its comprehensive internal control and risk management regime with reference to the COSO framework (The Committee of Sponsoring Organizations of the Treadway Commission), namely, control environment, risk assessment, control activities, information and communication and monitoring. These include systems for identifying, monitoring and managing risks associated with its business activities as follows:
1.	An organizational structure with operating policies and procedures, lines of responsibility and delegated authority has been established;

2.	Code of Business Conduct and Ethics, which is applicable to the Directors, management and all other employees of the Group, is adopted to promote honest and ethical conducts;

3.	Corruption and Conflicts of Interest Policy is established to ensure reputation of the Group not to be tarnished by employees’ dishonesty or corruption, and maintain integrity and effectiveness of the Group as a whole;

4.	Members of the Board and Management Committee who have access to price-sensitive and specific information are bound by the Model Code for Securities Transactions by Directors of Listed Issuers;

5.	Remuneration Committee is established to ensure there is a fair and transparent procedures for developing policy and structure of all remuneration of the Directors and senior management;

6.	Corporate Social Responsibility Report is launched in 2008 to demonstrate the Group’s active embracement of Corporate Citizenship;

7.	6-month rolling budgets for all capital and operating expenditures are prepared and approved by senior management before being adopted;

8.	Monthly management reports on the financial results and key operating statistics of each business segment are reviewed by the Executive Directors. Regular meetings are held with senior management of each business unit to review the actual performance against budget;

9.	A quarterly review of the Group’s financial performance is performed by the Board;

10.	Self-Assessment Questionnaires are issued to business units for completion as a basis for evaluating the general system control environment and risks;

11.	Information technology is used to build an automatic control in our computer systems;

12.	Whistleblower policy is established to facilitate the reporting of any improper activities relating to fraud, questionable accounting or internal control matters;

13.	Internal Audit Department produces a monthly video to share with all staff about the global best practices, knowledge on common Hong Kong Ordinance and demonstrate how such controls can improve operational performance;

14.	Engagement of independent professionals and provision of appropriate trainings are used to ensure compliance with applicable laws and regulations; and

15.	External consultants are engaged to provide advisory services as the Directors consider appropriate.
With the assistance of Internal Auditor and other external consultants, the Directors have conducted a review of the effectiveness of the Group’s internal control system and consider that such system is reasonably effective and adequate this year. The review covers all material controls including financial, operational and compliance controls and risk management functions.

Corporate Governance Report 43 City Telecom (H.K.) Limited Annual Report 2008
(IV)	Compliance with U.S. Sarbanes-Oxley Act 2002

As the Company is listed on the Nasdaq Stock Market in the U.S., it is bound by the provision of the U.S. Sarbanes – Oxley Act 2002 (the “SOX Act”), which is a legislation seeking to enhance the transparency and accountability of the companies in the areas of corporate governance and financial reporting. Under Section
404(a) of the SOX Act, management of the Group is required to include its assessment of the effectiveness of the Group’s internal control procedures over financial reporting in the annual report on Form 20-F to be filed with the U.S. Securities and Exchange Commission beginning in the fiscal year ended 31 August 2008, while no external auditors’ attestation report on such assessment is required in this fiscal year according to Section 404(b) of the SOX Act.

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purpose in accordance with generally accepted accounting principles (“GAAP”). With the assistance of Internal Audit Department and external consultants, management of the Group organizes and conducts a comprehensive assessment of internal control over financial reporting based on the control criteria in COSO framework. As of the date of this annual report, management is not aware of any instances of material weaknesses on its internal control over financial reporting.

Nevertheless, the Group has performed an annual review of the effectiveness of its disclosure controls and procedures in 2008. Based on the review, management considers that the Group’s disclosure controls and procedures are effective in providing reasonable assurance that all material information is promptly recorded, processed and disclosed.
COMPANY POLICIES
The Group has adopted a number of company policies to ensure good corporate governance practices and high standard of business conducts and ethics of the Group, including Company Policies and Procedures, Code of Business Conduct and Ethics and individual departmental charters. The Group will conduct and review regularly an evaluation of the adequacy of these Company policies.
COMMUNICATION WITH SHAREHOLDERS
The Board is committed to providing clear and full information on the Group to Shareholders through the publication of notices, announcements, circulars, interim and annual reports. The Company maintains a websites at www.ctigroup.com.hk where the Company’s announcements, circulars, notices, financial reports, business developments, corporate governance practices and other information are posted.
Procedures for and the rights of shareholders to demand a poll voting on resolutions at Shareholders’ meetings are included in all circulars to Shareholders and will be explained during the proceedings of Shareholders’ meetings. In case of poll voting being conducted, the poll results will be posted on the websites of The Stock Exchange of Hong Kong Limited and the Company on the business day following the Shareholders’ meeting.
During this year, the Board confirmed that there were no significant changes made in the Company’s Articles of Association.
INVESTOR RELATIONS AND PUBLIC RELATIONS
The Company considers investor transparency as an important element of our corporate governance. In the past year, we participated in numerous investor conferences and have held regular meetings with the wide base of institutions and investors, in Hong Kong and overseas. Furthermore, we also engage in relevant industry conferences around to world to exchange industry best practices, which helps us to refine and improve upon our long term strategic development.

Corporate Governance Report City Telecom (H.K.) Limited 44 Annual Report 2008
PARTICIPATION IN INVESTOR AND INDUSTRY CONFERENCES

Date	Activities	Speaker	Position	Venue

2008

NOV	DigiWorld Summit 2008	Alice Wong	Financial Controller	Montpellier, France
	Broadband World Australia 2008	Henry Yeung	Senior Manager, Network Development (Local Network)	Sydney, Australia
SEP	Asian Telecom Tour by Citigroup	NiQ Lai	CFO	Hong Kong
	2008 FTTH Conference & Expo	Mike Ng	Senior Manager, Infrastructure Development	Nashville, Tennessee, USA
AUG	Sales & Excellence World 2008	William Yeung	COO*	Singapore
	The CFO Reengineered	Alice Wong	Financial Controller	Kuala Lumpur, Malaysia
JUL	FTTH Council Asia Pacific 2008 Conference	Henry Yeung	Senior Manager, Network Development (Local Network)	Kuala Lumpur, Malaysia
MAY	ROTH 3rd Annual China Discovery Tour	Alice Wong	Financial Controller	Sanya, PRC
	The Next Generation CFOs & Finance Directors' Conference	NiQ Lai	CFO	Singapore
	Asian Telecom Tour by Merrill Lynch	NiQ Lai	CFO	Hong Kong
	Goldman Sachs Underexplored Telcos Corporate Day	NiQ Lai	CFO	Hong Kong
APR	Next Generation Networks 2008	Alice Wong/ Daniel Lo	Financial Controller/ Manager, Finance	Shanghai, PRC
MAR	10th Annual Carriers World Asia 2008	Mike Ng	Senior Manager, Infrastructure Development	Hong Kong
FEB	FTTH Council Europe Conference 2008	Alice Wong	Financial Controller	Paris, France
	ROTH 20th Annual OC Growth Stock Conference	NiQ Lai	CFO	California, USA
JAN	UBS Greater China Conference 2008	NiQ Lai	CFO	Shanghai, PRC
	Fifth Annual Citi Asia Pacific Fixed Income Investor Conference	Ricky Wong	Chairman	Singapore

2007

DEC	IPTV World Forum Asia	Ricky Wong	Chairman	Singapore
	IMS Global Congress 2007	Daniel Lo	Manager, Finance	Amsterdam, Netherlands
NOV	ROTH China - Phoenix Conference	NiQ Lai	CFO	Phoenix, USA
	HR Directors’ Forum 2007	Mimi Choy/ Lurlee Leung	Director, Talent Management/ Management Trainee	Guangzhou, PRC
	2nd Annual CFO Forum	NiQ Lai	CFO	Manila, Philippines
	Best Practice Award	Thomas Mok	Director, Learning & Development	Hong Kong
	Asia Pacific Compensation and Benefits Forum	NiQ Lai/ Mimi Choy	CFO/ Director, Talent Management	Hong Kong
OCT	NGN Summit 2007	Ricky Wong	Chairman	Singapore
	3rd Annual VoIP Conference	Mike Ng	Senior Manager,	Kuala Lumpur, Malaysia
	India International Summit 2007 - Telecommunications	NiQ Lai	Infrastructure Development CFO	India
	Innovation at Work	William Yeung	COO*	Hong Kong
SEP	Submarine Networks World Asia 2007	S.L.Lo	Director, Infrastructure Development	Singapore

*	Mr. William Yeung was appointed as an Executive Director and Chief Executive Officer with effect from 1 November 2008.
CORPORATE SOCIAL RESPONSIBILITY REPORT
In the summer of 2008, we launched our inaugural corporate social responsibility report. At the Company, we believe in Corporate Social Investment (CSI) rather than Corporate Social Responsibility, as we see the benefits of investing in the community in which we operate. The full report is available for download at http://www.ctigroup.com.hk/en/csr_report.html

45 City Telecom (H.K.) Limited Report of _____ Annual Report 2008 the Directors
The Directors have pleasure in submitting their annual report together with the audited financial statements for the year ended 31 August 2008.
PRINCIPAL ACTIVITIES AND GEOGRAPHICAL ANALYSIS OF OPERATIONS
The principal activities of City Telecom (H.K.) Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”) are the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada.
An analysis of the Group’s performance for the year by business and geographical segments is set out in note 3 to the financial statements.
RESULTS AND APPROPRIATIONS
The results of the Group for the year is set out in the consolidated income statement on page 56 of this annual report.
RESERVES
Movements in the reserves of the Group and the Company during the year are set out in note 23 to the financial statements.
An interim dividend of HK4 cents per ordinary share with a scrip dividend option (2007: HK4 cents per ordinary share with no scrip dividend option) and a final dividend in respect of the previous financial year of HK4 cents per ordinary share with a scrip dividend option were paid on 23 July 2008 and 4 February 2008 respectively.
At a board meeting held on 17 November 2008, the Directors have recommended to pay a final dividend of HK2 cents per ordinary share with a scrip dividend option offered to all shareholders excluding shareholders with registered addresses outside Hong Kong. Subject to the approval of the shareholders at the forthcoming Annual General Meeting, the final dividend will be distributed on or about 25 February 2009 to shareholders whose names appear on the register of members of the Company as at the close of business on 16 December 2008.
The Register of Members of ordinary shares of the Company will be closed from 17 December 2008 to
19 December 2008, both dates inclusive, during which period, no transfer of ordinary shares will be registered. In order to qualify for the proposed final dividend, all properly completed transfer forms accompanied by the relevant share certificates must be lodged with the Company’s share registrar not later than 4:30 p.m. on 16 December 2008.
DONATIONS
Charitable and other donations made by the Group during the year amounted to HK$295,000 (2007: HK$43,000).
FIXED ASSETS
Details of the movements in fixed assets of the Group are set out in note 14 to the financial statements.
SHARE CAPITAL AND SHARE OPTIONS
Details of the movements in share capital and share options of the Company are set out in note 23 to the financial statements.
DISTRIBUTABLE RESERVES
Distributable reserves of the Company as at 31 August 2008, calculated in accordance with section 79B of the Hong Kong Companies Ordinance, amounted to approximately HK$159,400,000 (2007: HK$193,047,000).

Report of the Directors _____ City Telecom (H.K.) Limited 46 Annual Report 2008
FIVE-YEAR FINANCIAL SUMMARY
A summary of the results of the assets and liabilities of the Group for the last five financial years is set out on page 108 of this annual report.
PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES
During the year ended 31 August 2008, the Company has bought back a total principal value of US$35,647,000 of the Company’s 8.75% 10-year Senior Notes due 2015 which are listed on Singapore Exchange Securities Trading Limited. Details of the buybacks are as follows:

		Total
	Principal	Consideration
	Value	Paid
Month	US$	US$
December 2007 (note (i))	16,850,000	17,062,269.10
January 2008 (note (ii))	5,000,000	4,995,312.50
February 2008 (note (ii))	13,797,000	13,295,126.98

	35,647,000	35,352,708.58

Notes:

(i)	total consideration paid included accrued interest

(ii)	total consideration paid included accrued interest and broker’s commission
Save as disclosed above, during the year ended 31 August 2008, the Company has not redeemed any of its listed securities. In addition, neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities.
GROUP’S BORROWINGS
The Group’s borrowings as at 31 August 2008 are repayable in the following periods:

	2008	2007
	HK$’000	HK$’000
On demand or not exceeding one year	121	835
More than one year but not exceeding two years	129	121
More than two years	683,368	952,847

	683,618	953,803

Report of the Directors 47 City Telecom (H.K.) Limited Annual Report 2008
DIRECTORS
The Directors during the year and up to the date of this report were:
Executive Directors

Mr. Wong Wai Kay, Ricky (Chairman)
Mr. Cheung Chi Kin, Paul (note (i)) (Vice Chairman)
Mr. Yeung Chu Kwong, William (note (ii)) (Chief Executive Officer)
Mr. Lai Ni Quiaque * (Chief Financial Officer)
Non-executive Director

Mr. Cheng Mo Chi, Moses *
Independent Non-executive Directors
Mr. Lee Hon Ying, John # *
Dr. Chan Kin Man # *
Mr. Peh Jefferson Tun Lu # *
#	Audit Committee members

*	Remuneration Committee members
Notes:
(i)	Mr. Cheung Chi Kin, Paul resigned as the Chief Executive Officer and was appointed the Vice Chairman with effect from 1 November 2008.

(ii)	Mr. Yeung Chu Kwong, William was appointed as an Executive Director and Chief Executive Officer with effect from 1 November 2008.
In accordance with Article 92 of the Company’s Articles of Association, Mr. Yeung Chu Kwong, William, shall retire from office at the forthcoming annual general meeting and, being eligible, offer himself for re-election at the forthcoming annual general meeting.
In accordance with Articles 96 and 99 of the Company’s Articles of Association, Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul shall retire by rotation and, being eligible, offer themselves for re-election at the forthcoming annual general meeting.
The Company received confirmation of independence from each of the independent non-executive directors pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Company still considers the independent non-executive directors to be independent.
DIRECTORS’ SERVICE CONTRACTS
There is no unexpired service contract which is not determinable by the Company within one year without payment of compensation (other than statutory compensation) of the directors proposed for re-election and re-appointment at the forthcoming annual general meeting.
DIRECTORS’ INTERESTS IN CONTRACTS OF SIGNIFICANCE
No contract of significance in relation to the Group’s business to which the Company or any of its subsidiaries was a party and in which a Director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.
BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT
Brief biographical details of the Directors and senior management are set out on pages 32 to 35 of this annual report.

Report of the Directors _____ City Telecom (H.K.) Limited 48 Annual Report 2008
DIRECTORS’ INTERESTS IN SHARES AND UNDERLYING SHARES
Directors’ interests or short positions in shares and in share options
At 31 August 2008, the interests or short positions of the Company’s Directors, chief executives and their associates in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)), as recorded in the register maintained by the Company required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to the Model Code were as follows:
Long position in ordinary shares and underlying shares of the Company

							Approximate
							percentage
							interests
					Interests in		in the
					underlying		Company’s
					shares		issued
		Interest in shares		Total	pursuant		share
	Personal	Corporate	Family	interests	to share	Aggregate	capital
Name of Director	interests	interests	interests	in shares	options	interests	Note (1)
Mr. Wong Wai Kay, Ricky	366,684	331,637,811 Note (2)(i)	—	332,004,495	14,093,586	346,098,081	53.19%
Mr. Cheung Chi Kin, Paul	11,021,389	24,324,620 Note (2)(ii)	—	35,346,009	14,093,586	49,439,595	7.60%
Mr. Lai Ni Quiaque	—	—	10,142,446 Note (3)	10,142,446	8,029,678	18,172,124	2.79%
Notes:
(1)	This percentage is based on 650,621,823 ordinary shares of the Company issued as at 31 August 2008.

(2)	The corporate interests of Mr. Wong Wai Kay, Ricky and Mr. Cheung Chi Kin, Paul arise through their respective interests in the following companies:
(i)	331,637,811 shares are held by Top Group International Limited (“Top Group”) which is 42.12% owned by Mr. Wong Wai Kay, Ricky; the interests of Top Group in the Company is also disclosed under the section “Substantial Shareholders” of this annual report.

(ii)	24,324,620 shares are held by Worship Limited which is 50% owned by Mr. Cheung Chi Kin, Paul.
(3)	10,142,446 shares are jointly owned by Mr. Lai Ni Quiaque and his spouse.
Details of the Directors’ interests in share options granted by the Company are set out on page 50 of this annual report.
Save as disclosed above, as at 31 August 2008, none of the Directors or chief executive (including their spouse and children under 18 years of age) of the Company had any interests or short positions in the shares, underlying shares and derivative to ordinary shares of the Company and its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

Report of the Directors 49 City Telecom (H.K.) Limited Annual Report 2008
SHARE OPTION SCHEMES
The Company operates a share option scheme (the “2002 Share Option Scheme”) which was adopted by shareholders of the Company on 23 December 2002 which the directors may, at their discretion, invite eligible participants to take up options to subscribe for Shares subject to the terms and conditions stipulated therein.
A summary of the 2002 Share Option Scheme operated by the Company is as follows:
(1)	Purpose

To grant share options to the eligible participants as incentives and rewards for their contribution to the Company or its subsidiaries.

(2)	Eligible participants

Eligible participants include employees, executives or officers (including executive, non-executive and independent non-executive directors) of the Company or any of its subsidiaries, suppliers and professional advisers of the Group.

(3)	The total number of shares available for issue

The total number of shares which may be issued upon exercise of options to be granted under the scheme shall not exceed 10% of the shares in issue as at the date of adoption of the 2002 Share Option Scheme on 23 December 2002 (i.e. 50,302,066 shares). Such limit was refreshed by the shareholders in the general meeting held on 29 December 2004 and 24 December 2007 respectively so that the total number of shares which may be issued shall be 10% of the shares in issue as at the date of the said general meeting (i.e. 61,407,340 shares and 62,704,840 shares respectively). As at the date of this annual report, the number of shares available for issue in respect thereof is 47,413,203 shares, representing approximately 7.29% of the issued share capital of the Company as at the date of the annual report.

The shares which may be issued upon exercise of all outstanding options to be granted and yet to be exercised under the 2002 Share Option Scheme and any other share option scheme(s) of the Company at any time shall not exceed 30% of the shares in issue from time to time. No options shall be granted under any scheme(s) of the Company or any of its subsidiaries if this will result in the 30% limit being exceeded.

(4)	The maximum entitlement of each participant under the 2002 Share Option Scheme

The total number of shares shall be issued upon exercise of the options granted under the 2002 Share Option Scheme and any other share option scheme(s) of the Company (including exercised, cancelled and outstanding options) to each participant in any 12-month period up to and including the date of grant shall not exceed 1% of the shares in issue as at the date of grant.

Any further grant of options in excess of this 1% limit shall be subject to the issue of a circular by the Company and the approval of the shareholders of the Company in general meeting with such grantee and his associates abstaining from voting and/or other requirements prescribed under the Listing Rules from time to time.

(5)	The period within which the shares must be taken up under an option

The period during which an option may be exercised will be determined by the board of directors at its absolute discretion and no option may be exercised more than 10 years from the date of grant.

(6)	The minimum period for which an option must be held before it can be exercised

The board of directors is empowered to impose, at its discretion, any minimum period that an option must be held at the time of grant of any particular option.

(7)	The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid

Acceptance of the option must be made within 30 days after the date of offer and HK$1.00 must be paid as a consideration for the grant of option.

Report of the Directors _____ City Telecom (H.K.) Limited 50 Annual Report 2008
(8)	The basis of determining the exercise price

The board of directors shall determine the exercise price of each option offered but in any event shall not be less than the highest of: (a) the official closing price of the shares of the Company on the date of offer as quoted in the Stock Exchange quotation sheet; (b) the average of the closing price of the shares of the Company for the 5 business days immediately preceding the date of offer as quoted in the Stock Exchange quotation sheet; and (c) the nominal value of the shares of the Company.

(9)	The remaining life of the 2002 Share Option Scheme

The 2002 Share Option Scheme is valid and effective from 23 December 2002, being the date of adoption, and shall end on the tenth anniversary of such date (both days inclusive).

(10)	Details of the share options granted under the 2002 Share Option Scheme as at 31 August 2008 are as follows:

												Closing price
							Adjustment	Adjustment				immediately
							to number	to number		Options		before the
			Balance				of options	of options	Options	cancelled/		date on
			as at	Options			for 2007	for 2008	exercised	lapsed	Balance	which the
		Exercise	1 September	granted			Final	Interim	during	during	as at	options were
	Date of	price	2007	during	Vesting	Exercise	Dividend	Dividend	the year	the year	31 August	granted
	grant	HK$	(note i & ii)	the year	period	period	(note i)	(note ii)	(note v)	(note vi)	2008	HK$
Directors
Mr. Wong Wai Kay, Ricky	5 January 2005	1.5297	8,000,000	—	5 January 2005 to 31 December 2006	5 January 2005 to 20 October 2014	31,646	21,832	—	—	8,053,478	1.53
	22 May 2006	0.6554	6,000,000	—	22 May 2006 to 21 May 2009	22 May 2007 to 21 May 2016	23,734	16,374	—	—	6,040,108	0.64

Mr. Cheung Chi Kin, Paul	5 January 2005	1.5297	8,000,000	—	5 January 2005 to 31 December 2006	5 January 2005 to 20 October 2014	31,646	21,832	—	—	8,053,478	1.53
	22 May 2006	0.6554	6,000,000	—	22 May 2006 to 21 May 2009	22 May 2007 to 21 May 2016	23,734	16,374	—	—	6,040,108	0.64

Mr. Lai Ni Quiaque	3 June 2004	1.4700	6,000,000	—	3 June 2004 to 30 April 2006	1 May 2005 to 2 June 2014	—	—	6,000,000	—	—	1.47
	22 May 2006	0.6554	3,000,000	—	22 May 2006 to 21 May 2009	22 May 2007 to 21 May 2016	7,911	5,458	1,000,000	—	2,013,369	0.64
	11 February 2008	1.8749	—	6,000,000	(note iii)	(note iii)	—	16,309	—	—	6,016,309	1.86

Report of the Directors 51 City Telecom (H.K.) Limited Annual Report 2008

												Closing price
							Adjustment	Adjustment				immediately
							to number	to number		Options		before the
			Balance				of options	of options	Options	cancelled/		date on
			as at	Options			for 2007	for 2008	exercised	lapsed	Balance	which the
		Exercise	1 September	granted			Final	Interim	during	during	as at	options were
	Date of	price	2007	during	Vesting	Exercise	Dividend	Dividend	the year	the year	31 August	granted
	grant	HK$	(note i & ii)	the year	period	period	(note i)	(note ii)	(note v)	(note vi)	2008	HK$
Employees under continuous employment contacts
Employees	21 October 2004	1.5297	8,340,000	—	21 October 2004 to 31 December 2006	1 January 2005 to 20 October 2014	32,397	21,002	821,344	473	7,571,582	1.53
	3 October 2005	0.8100	1,000,000	—	3 October 2005 to 30 September 2006	1 October 2006 to 30 September 2015	—	—	1,000,000	—	—	0.79
	22 May 2006	0.6554	13,940,000	—	22 May 2006 to 21 May 2009	22 May 2007 to 21 May 2016	45,922	27,015	5,135,805	583,162	8,293,970	0.64
	3 July 2006	0.6773	700,000	—	3 July 2006 to 2 July 2009	3 July 2007 to 2 July 2016	2,769	—	—	702,769	—	0.68
	3 August 2006	0.7052	70,000	—	3 August 2006 to 2 August 2009	3 August 2007 to 2 August 2016	277	191	30,119	—	40,349	0.69
	22 November 2006	0.7251	200,000	—	22 November 2006 to 14 November 2009	15 November 2007 to 14 November 2016	534	368	65,000	—	135,902	0.75
	23 May 2007	2.0219	100,000	—	23 May 2007 to 11 June 2010	12 June 2008 to 11 June 2017	396	—	—	100,396	—	2.03
	12 December 2007	2.4403	—	1,000,000	12 December 2007 to 11 December 2010	12 December 2007 to 23 December 2012	3,956	—	—	1,003,956	—	2.42
	6 February 2008	1.7652	—	6,000,000	(note iv)	(note iv)	—	16,309	—	—	6,016,309	1.99
	15 February 2008	1.7652	—	4,000,000	(note iv)	(note iv)	—	10,873	—	3,008,155	1,002,718	1.79
	11 March 2008	1.8250	—	300,000	11 March 2008 to 10 March 2011	11 March 2008 to 23 December 2012	—	816	—	—	300,816	1.80
	2 May 2008	1.7951	—	1,000,000	(note iv)	(note iv)	—	2,718	—	—	1,002,718	1.72

Total			61,350,000	18,300,000			204,922	177,471	14,052,268	5,398,911	60,581,214

Notes:

(i)	As a result of allotment of 11,227,213 new shares to shareholders of the Company who elected to receive the 2007 Final Dividend in shares on 4 February 2008, the exercise price of and the number of share subject to the 51,805,000 options outstanding on 21 December 2007 (being the Record Date for determining the entitlement of 2007 Final Dividend) were adjusted pursuant to the 2002 Share Option Scheme with effect from 4 February 2008. The closing price per ordinary share immediately before the date of the grant of the options was HK$1.70.

(ii)	As a result of allotment of 8,838,938 new shares to shareholders of the Company who elected to receive the 2008 Interim Dividend in shares on 23 July 2008, the exercise price of and the number of share subject to the 65,296,047 options outstanding on 6 June 2008 (being the Record Date for determining the entitlement of 2008 Interim Dividend) were adjusted pursuant to the 2002 Share Option Scheme with effect from 23 July 2008. The closing price per ordinary share immediately before the date of the grant of the options was HK$1.79.

(iii)	The exercise of the options is subject to the performance of the Company’s shares. The options shall be exercised not later than 23 December 2012.

(iv)	The exercise of the options is subject to certain conditions that must be achieved by the employee. The options shall be exercised not later than 23 December 2012.

(v)	During the year ended 31 August 2008, 14,052,268 options were exercised and the weighted average closing price of shares of the Company immediately before the dates of exercise was HK$1.07 per ordinary share.

(vi)	During the year ended 31 August 2008, a total of 5,398,911 options were lapsed and no options cancelled.

Report of the Directors City Telecom (H.K.) Limited 52 Annual Report 2008
(11)	In determining the value of the share options granted during the year ended 31 August 2008, the Black-Scholes option pricing model (the “Black-Scholes Model”) has been used except for the share options granted on 11 February 2008 which adopts the Monte Carlo model. Both models are the most generally accepted methodologies used to calculate the value of options. The variables of the models include expected life of the options, risk-free interest rate, expected volatility and expected dividend yield of the shares of the Company.

In determining the value of the share options granted during the year, the following variables have been applied to the models:

	2 May	11 March	15 February	11 February	6 February	12 December
Measurement date	2008	2008	2008	2008	2008	2007
Variables
– Expected life	5 years	5 years	3 years	average 4 years	5 years	5 years
– Risk-free rate	2.88%	2.04%	2.16%	2.16%	2.16%	3.10%
– Expected volatility	63.56%	63.35%	63.22%	63.32%	63.22%	61.86%
– Expected dividend yield	1.97%	1.97%	1.97%	1.97%	1.97%	1.97%
The above variables were determined as follows:
(i)	The expected life is estimated to be 3 to 5 years from the date of grant (the “Measurement Date”).

(ii)	The risk-fee rate represents the yield of the Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the Measurement Date.

(iii)	The expected volatility represents the annualised standard deviation of the return on the daily share price of the Company over the period commensurate to the expected life of the options (taking into account the remaining contractual life of the option and the effect of the expected early exercise of the option).

(iv)	The expected dividend yield is based on the historical dividend yield over the last five years.
The fair value of the options granted during the year is estimated as below:

	2 May		11 March		15 February		11 February		6 February		12 December
Date of grant	2008		2008		2008		2008		2008		2007
Fair value per share option	HK$	0.83	HK$	0.87	HK$	0.72	HK$	0.41	HK$	0.90	HK$	1.13
Effective from 1 September 2005, upon the adoption of Hong Kong Financial Reporting Standard 2 Share-based payment, the Group recognises the fair value of share options as an expense in the income statement over the vesting period, or as an asset, if the cost qualifies for recognition as an asset. The fair value of the share options is measured at the date of grant.

Both the Black-Scholes Model and Monte Carlo Model, applied for the determination of the estimated value of the options granted under 2002 Share Option Scheme require input of highly subjective assumptions, including the expected stock volatility. As the Company’s share options have characteristics significantly different from those of traded options, changes in subjective inputs may materially affect the estimated fair value of the options granted.
DIRECTORS’ RIGHTS TO ACQUIRE SHARES OR DEBENTURES
Save as disclosed under the section “Share Option Schemes” in this annual report, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors and/or the chief executive of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

Report of the Directors 53 City Telecom (H.K.) Limited Annual Report 2008
SUBSTANTIAL SHAREHOLDERS
At 31 August 2008, the interests or short positions of the persons, other than the directors or chief executives of the Company, in the shares and underlying shares of the Company as recorded in the register maintained by the Company required to be kept under Section 336 of the SFO were as follows:

		Percentage
	Interests in shares	interests
Name	in long positions	(Note)
Top Group International Limited	331,637,811	50.97%
Note:      This percentage is based on 650,621,823 shares of the Company issued as at 31 August 2008.
Save as disclosed above, as at 31 August 2008, the Company had not been notified of any persons (other than directors and chief executives of the Company) having any interest or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO.
MANAGEMENT CONTRACTS
No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.
MAJOR CUSTOMERS AND SUPPLIERS
The aggregate percentage of turnover for the year attributable to the Group’s five largest customers is less than 30% of total turnover for the year and therefore no disclosure with regard to major customers are made. The percentage of purchases for the year attributable to the Group’s major suppliers are as follows:

	2008	2007
	%	%
Purchases
– the largest supplier	30	36
– five largest suppliers combined	63	63
None of the directors, their associates or any shareholder (which to the knowledge of the directors own more than 5% of the Company’s issued share capital) had an interest in the major suppliers noted above.
SUFFICIENCY OF PUBLIC FLOAT
On the basis of information that is publicly available to the Company and within the knowledge of the directors of the Company, as at the date of this annual report, the Company has maintained a sufficient public float of more than 25 percent of the Company’s issued shares as required under the Listing Rules during the year.
CORPORATE GOVERNANCE
Corporate Governance practices adopted by the Company are set out in the Corporate Governance Report on pages 37 to 44 of this annual report.

Report of the Directors _____ City Telecom (H.K.) Limited 54 Annual Report 2008
AUDITORS
The financial statements have been audited by KPMG who shall retire, and being eligible, offer themselves for re-appointment at the forthcoming annual general meeting of the Company.
On behalf of the Board
Wong Wai Kay, Ricky
Chairman
Hong Kong, 17 November 2008

55 City Telecom (H.K.) Limited Independent _____ Annual Report 2008 Auditor’s Report
Independent auditor’s report to the shareholders of City Telecom (H.K.) Limited
(Incorporated in Hong Kong with limited liability)
We have audited the consolidated financial statements of City Telecom (H.K.) Limited (the “Company”) set out on pages 56 to 107, which comprise the consolidated and Company balance sheets as at 31 August 2008, and the consolidated income statement, the consolidated statement of changes in equity and the consolidated cash flow statement for the year then ended, and a summary of significant accounting policies and other explanatory notes.
DIRECTORS’ RESPONSIBILITY FOR THE FINANCIAL STATEMENTS
The directors of the Company are responsible for the preparation and the true and fair presentation of these financial statements in accordance with Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants and the Hong Kong Companies Ordinance. This responsibility includes designing, implementing and maintaining internal control relevant to the preparation and the true and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.
AUDITOR’S RESPONSIBILITY
Our responsibility is to express an opinion on these financial statements based on our audit. This report is made solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.
We conducted our audit in accordance with Hong Kong Standards on Auditing issued by the Hong Kong Institute of Certified Public Accountants. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance as to whether the financial statements are free from material misstatement.
An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgement, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and true and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by the directors, as well as evaluating the overall presentation of the financial statements.
We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.
OPINION
In our opinion, the consolidated financial statements give a true and fair view of the state of affairs of the Company and of the Group as at 31 August 2008 and of the Group’s profit and cash flows for the year then ended in accordance with Hong Kong Financial Reporting Standards and have been properly prepared in accordance with the Hong Kong Companies Ordinance.
KPMG
Certified Public Accountants
8th Floor, Prince’s Building
10 Chater Road
Central, Hong Kong

17 November 2008

City Telecom (H.K.) Limited Consolidated Income 56 Annual Report 2008 Statement for the year ended 31 August 2008 (Expressed in Hong Kong dollars)

			2008		2007
	Note		HK$’000		HK$’000
Turnover	3			1,302,981		1,141,270

Other revenues	3			24,989		25,820

Network costs and cost of inventories	4			(178,367)		(214,591)

Other operating expenses	5	(a)		(966,094)		(834,104)

Operating profit				183,509		118,395

Finance costs	5	(b)		(75,137)		(87,504)

Profit before taxation	5			108,372		30,891

Income tax benefit/(expense)	6			16,818		(2,026)

Profit attributable to shareholders	7			125,190		28,865

Dividends	8			38,614		49,295

Basic earnings per share	9		HK	19.7 cents	HK	4.7 cents

Diluted earnings per share	9		HK	19.0 cents	HK	4.6 cents

The notes on pages 61 to 107 form part of these financial statements.

57 City Telecom (H.K.) Limited Balance Sheet _____ Annual Report 2008 as at 31 August 2008 (Expressed in Hong Kong dollars)

		The Group		The Company
		2008	2007	2008	2007
	Note	HK$’000	HK$’000	HK$’000	HK$’000
Non-current assets

Goodwill	13	1,066	1,066	—	—
Fixed assets	14	1,231,399	1,237,223	87,483	100,201
Investments in subsidiaries	15	—	—	1,383,812	1,488,463
Other financial assets	16	—	39,213	—	39,213
Derivative financial instrument	17	—	1,039	—	—
Long term receivable and prepayment		5,586	6,932	—	—
Deferred expenditure	18	15,391	7,783	—	—
Deferred tax assets	24	26,335	—	—	—

		1,279,777	1,293,256	1,471,295	1,627,877

Current assets

Accounts receivable	19	140,283	170,551	11,418	12,105
Other receivables, deposits and prepayments		82,726	59,372	3,378	4,579
Inventories	20	—	477	—	477
Deferred expenditure	18	40,704	13,584	—	—
Other financial assets	16	27,997	3,779	27,997	—
Pledged bank deposits	30	87,319	87,220	87,319	87,220
Cash at bank and in hand	21	421,610	532,894	90,386	220,531

		800,639	867,877	220,498	324,912

Current liabilities

Amounts due to subsidiaries		—	—	10,830	10,830
Accounts payable	22	52,324	76,019	26,440	37,477
Other payables and accrued charges		178,114	145,267	17,831	18,694
Deposits received		16,264	16,188	7,943	7,876
Current portion – deferred services revenue		110,449	64,202	11,172	11,380
Tax payable		2,103	1,481	356	356
Current portion – obligations under finance leases	25	121	835	112	104

		359,375	303,992	74,684	86,717

Net current assets		441,264	563,885	145,814	238,195

Total assets less current liabilities		1,721,041	1,857,141	1,617,109	1,866,072

The notes on pages 61 to 107 form part of these financial statements.

Balance Sheet City Telecom (H.K.) Limited 58 Annual Report 2008 as at 31 August 2008 (Expressed in Hong Kong dollars)

		The Group		The Company
		2008	2007	2008	2007
	Note	HK$’000	HK$’000	HK$’000	HK$’000
Non-current liabilities

Deferred tax liabilities	24	4,937	291	4,937	—
Long-term deferred services revenue		—	—	14,500	17,890
Long-term debt and other liabilities	25	683,497	952,968	683,480	952,943

		688,434	953,259	702,917	970,833

Net assets		1,032,607	903,882	914,192	895,239

Capital and reserves

Share capital	23	65,062	61,650	65,062	61,650
Reserves	23	967,545	842,232	849,130	833,589

Total equity attributable to equity shareholders of the Company		1,032,607	903,882	914,192	895,239

Approved and authorised for issue by the board of directors on 17 November 2008.

Wong Wai Kay, Ricky	Cheung Chi Kin, Paul
Director	Director
The notes on pages 61 to 107 form part of these financial statements.

59 City Telecom (H.K.) Limited Consolidated Statement _____ Annual Report 2008 of Changes in Equity for the year ended 31 August 2008 (Expressed in Hong Kong dollars)

		2008	2007
	Note	HK$’000	HK$’000
Total equity as at beginning of the year		903,882	891,654

Net profit recognised directly in equity:

Exchange adjustments on translation of the financial statements of subsidiaries		1,619	514
Net profit for the year		125,190	28,865

Total recognised profit for the year		126,809	29,379

Dividends paid in respect of the current year		(11,371)	(24,635)
Dividends paid in respect of the previous year		(5,915)	—

		(17,286)	(24,635)

Movements in equity arising from capital transactions:

Equity settled share-based transactions	12	4,204	5,727
Shares issued upon exercise of options		14,998	1,757

		19,202	7,484

Total equity as at the end of the year		1,032,607	903,882

The notes on pages 61 to 107 form part of these financial statements.

City Telecom (H.K.) Limited Consolidated Cash Flow 60 Annual Report 2008 Statement for the year ended 31 August 2008 (Expressed in Hong Kong dollars)

			2008	2007
	Note		HK$’000	HK$’000
Net cash inflow from operations	26	(a)	382,813	386,232

Hong Kong profits tax recovered/(paid)			42	(263)
Overseas tax paid			(4,292)	(1,908)

Net cash inflow from operating activities			378,563	384,061

Investing activities

Increase in pledged bank deposits			—	(198)
Decrease in term deposits			—	237,496
Interest received			15,596	22,671
Purchases of fixed assets			(189,903)	(149,300)
Net proceeds from maturity of investment in debt securities			3,900	—
Net proceeds from redemption of long-term bank deposit			15,600	—
Proceeds from disposal of fixed assets			7,057	3,384

Net cash (outflow)/inflow from investing activities			(147,750)	114,053

Net cash inflow before financing activities			230,813	498,114

Financing activities

Proceeds from issuance of new shares	26	(b)	14,998	1,757
Repayment of capital element of finance leases	26	(b)	(834)	(1,321)
Interest element of finance leases			(34)	(62)
Interest paid on senior notes			(70,010)	(85,313)
Repurchase of senior notes	26	(b)	(269,399)	—
Dividends paid			(17,271)	(24,627)

Net cash outflow from financing activities			(342,550)	(109,566)

(Decrease)/increase in cash at bank and in hand			(111,737)	388,548

Cash at bank and in hand at 1 September			532,894	144,917

Effect of foreign exchange rate changes			453	(571)

Cash at bank and in hand at 31 August			421,610	532,894

The notes on pages 61 to 107 form part of these financial statements.

61 City Telecom (H.K.) Limited Annual Report 2008 Notes to the Financial Statements (Expressed in Hong Kong Dollars)
1	SIGNIFICANT ACCOUNTING POLICIES
(a)	Statement of compliance

These financial statements have been prepared in accordance with all applicable Hong Kong Financial Reporting Standards (“HKFRSs”) which collective term includes all applicable individual Hong Kong Financial Reporting Standards, Hong Kong Accounting Standards (“HKASs”) and Interpretations issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”), accounting principles generally accepted in Hong Kong and the requirements of the Hong Kong Companies Ordinance. These financial statements also comply with the applicable disclosure provisions of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (“Listing Rules”). A summary of the significant accounting policies adopted by the Group is set out below.

The HKICPA has issued certain new and revised HKFRSs that are effective or available for early adoption for the current accounting period of the Group and the Company. Note 2 provides information on any changes in accounting policies resulting from initial application of these standards to the extent that they are relevant to the Group for the current and prior accounting periods reflected in these financial statements.

(b)	Basis of preparation of the financial statements

The consolidated financial statements for the year ended 31 August 2008 comprise City Telecom (H.K.) Limited (the “Company”) and its subsidiaries (collectively referred to as the “Group”).

The measurement basis used in the preparation of the financial statements is the historical cost basis except that certain financial assets are stated at their fair values or amortised costs as explained in the accounting policies set out below (see notes 1(j), 1(k) and 1(s)).

The preparation of financial statements in conformity with HKFRSs requires management to make judgements, estimates and assumptions that affect the application of policies and reported amounts of assets, liabilities, income and expenses. The estimates and associated assumptions are based on historical experience and various other factors that are believed to be reasonable under the circumstances, the results of which form the basis of making the judgements about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

Judgements made by management in the application of HKFRSs that have significant effect on the financial statements and estimates with a significant risk of material adjustment in the next year are discussed in note 33.

(c)	Subsidiaries and controlled entities

Subsidiaries are entities controlled by the Group. Control exists when the Group has the power to govern the financial and operating policies of an entity so as to obtain benefits from its activities. In assessing control, potential voting rights that presently are exercisable are taken into account.

Notes to the Financial Statements _____ City Telecom (H.K.) Limited 62 Annual Report 2008 (Expressed in Hong Kong Dollars)
1	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(d)	Group accounting
(i)	Consolidation

An investment in a subsidiary is consolidated into the consolidated financial statements from the date that control commences until the date that control ceases.

Intra-group balances and transactions and any unrealised profits arising from intra-group transactions are eliminated in full in preparing the consolidated financial statements. Unrealised losses resulting from intra-group transactions are eliminated in the same way as unrealised gains but only to the extent that there is no evidence of impairment.

In the Company’s balance sheet, an investment in a subsidiary is stated at cost less impairment losses (see note 1(i)), unless the investment is classified as held for sale or included in a disposal group that is classified as held for sale.

(ii)	Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies are translated at exchange rates ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in profit or loss.

For consolidation purposes, the balance sheets of subsidiaries expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the income statement is translated at an average rate for the year. Exchange differences are dealt with as a movement in reserves.
(e)	Goodwill

Goodwill represents the excess of the cost of a business combination or an investment in an associate or a jointly controlled entity over the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities.

Goodwill is stated at cost less accumulated impairment losses. Goodwill is allocated to cash-generating units and is tested annually for impairment (see note 1(i)). In respect of associates or jointly controlled entities, the carrying amount of goodwill is included in the carrying amount of the interest in the associate or jointly controlled entity.

Any excess of the Group’s interest in the net fair value of the acquiree’s identifiable assets, liabilities and contingent liabilities over the cost of a business combination or an investment in an associate or a jointly controlled entity is recognised immediately in profit or loss.

On disposal of a cash generating unit, an associate or a jointly controlled entity during the year, any attributable amount of goodwill is included in the calculation of the profit or loss on disposal.

(f)	Investment property

Investment properties are land and/or buildings which are owned and held to earn rental income and/or for capital appreciation.

Investment properties are stated in the balance sheet at cost less accumulated depreciation (see note 1(g)) and impairment losses (see note 1(i)) if any. Any gain or loss arising from the retirement or disposal of an investment property is recognised in the income statement. Rental income from investment property is accounted for in accordance with the accounting policy as set out in note 1(u)(vi).

Notes to the Financial Statements63 City Telecom (H.K.) Limited Annual Report 2008 (Expressed in Hong Kong Dollars)
1	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(g)	Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives as follows:

•	Buildings situated on leasehold land are depreciated over the shorter of the unexpired term of lease and their estimated useful lives of 50 years

•	Furniture, fixtures and fittings	4 years

•	Telecommunications, computer and office equipment	4 years – 20 years

•	Motor vehicles	4 years

•	Leasehold improvements are depreciated over the shorter of the unexpired term of the leases and their estimated useful lives
Where the parts of an item of property, plant and equipment have different useful lives, the cost of the item is allocated on a reasonable basis between the parts and each part is depreciated separately. Both the useful life of an asset and its residual value, if any, are reviewed annually.

Major costs incurred in restoring fixed assets to their normal working condition are charged to profit or loss. Major improvements are capitalised and depreciated over their expected useful lives to the Group.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in profit or loss on the date of disposal.
(h)	Assets held under leases

An arrangement, comprising a transaction or a series of transactions, is or contains a lease if the Group determines that the arrangement conveys a right to use a specific asset or assets for an agreed period of time in return for a payment or a series of payments. Such a determination is made based on an evaluation of the substance of the arrangement and is regardless of whether the arrangement takes the legal form of a lease.
(i)	Classification of assets leased to the Group

Assets that are held by the Group under leases which transfer to the Group substantially all the risks and rewards of ownership are classified as being held under finance leases. Leases which do not transfer substantially all the risks and rewards of ownership to the Group are classified as operating leases.

Land held for own use under an operating lease for which its fair value cannot be measured separately from the fair value of a building situated thereon at the inception of the lease, is accounted for as being held under a finance lease, unless the building is also clearly held under an operating lease (see note 1(h)(iii)).

(ii)	Finance leases

Where the Group acquired the use of assets under finance leases, the amounts representing the fair value of the leased asset, or, if lower, the present value of the minimum lease payments, of such assets are included in fixed assets with the corresponding liabilities, net of finance charges, recorded as obligations under finance leases. Depreciation and impairment losses are accounted for in accordance with the accounting policy as set out in note 1(g) and note 1(i). Finance charges implicit in the lease payments are charged to profit or loss over the period of the leases so as to produce an approximately constant periodic rate of charge on the remaining balance of the obligations for each accounting period.

Notes to the Financial Statements _____ City Telecom (H.K.) Limited 64 Annual Report 2008 (Expressed in Hong Kong Dollars)
1	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
1
(iii)	Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Receipts and payments made under operating leases net of any incentives received by/from the lessor are credited/charged to profit or loss on a straight-line basis over the lease periods.
(i)	Impairment of assets
(i)	Impairment of investments in debt and equity securities and trade and other receivables

Investments in debt and equity securities and other current and non-current receivables that are stated at cost or amortised cost or are classified as available-for-sale securities are reviewed at each balance sheet date to determine whether there is objective evidence of impairment. Objective evidence of impairment includes observable data that comes to the attention of the Group about one or more of the following loss events:
•	significant financial difficulty of the debtor;

•	a breach of contract, such as a default or delinquency in interest or principal payments;

•	it becoming probable that a debtor will enter bankruptcy or other financial reorganisation; and

•	a significant or prolonged decline in the fair value of an investment in an equity instrument below its cost.
If any such evidence exists, any impairment loss is determined and recognised as follows:
•	For unquoted equity securities and current and non-current receivables that are carried at cost, the impairment loss is measured as the difference between the carrying amount of the financial asset and the estimated future cash flows, discounted at the current market rate of return for a similar financial asset where the effect of discounting is material. Impairment losses for current and non-current receivables that are carried at cost are reversed if in a subsequent period the amount of the impairment loss decreases. Impairment losses for equity securities are not reversed.

•	For financial assets carried at amortised cost, the impairment loss is measured as the difference between the asset’s carrying amount and the present value of estimated future cash flows, discounted at the financial asset’s original effective interest rate (i.e. the effective interest rate computed at initial recognition of these assets). This assessment is made collectively where financial assets carried at amortised cost share similar risk characteristics, such as similar past due status, and have not been individually assessed as impaired. Future cash flows for financial assets which are assessed for impairment collectively are based on historical loss experience for assets with credit risk characteristics similar to the collective group.

If in a subsequent period the amount of an impairment loss decreases and the decrease can be linked objectively to an event occurring after the impairment loss was recognised, the impairment loss is reversed through profit or loss. A reversal of an impairment loss shall not result in the asset’s carrying amount exceeding that would have been determined had no impairment loss been recognised in prior years.

•	For available-for-sale securities, the cumulative loss that has been recognised directly in equity is removed from equity and is recognised in profit or loss. The amount of the cumulative loss that is recognised in profit or loss is the difference between the acquisition cost (net of any principal repayment and amortisation) and current fair value, less any impairment loss on that asset previously recognised in profit or loss.

Impairment losses recognised in profit or loss in respect of available-for-sale equity securities are not reversed through profit or loss. Any subsequent increase in the fair value of such assets is recognised directly in equity.

Notes to the Financial Statements 65 City Telecom (H.K.) Limited Annual Report 2008 (Expressed in Hong Kong Dollars)
1	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(i)	Impairment of assets (continued)
(i)	Impairment of investments in debt and equity securities and trade and other receivables (continued)
Impairment losses in respect of available-for-sale debt securities are reversed if the subsequent increase in fair value can be objectively related to an event occurring after the impairment loss was recognised. Reversals of impairment losses in such circumstances are recognised in profit or loss.
Impairment losses are written off against the corresponding assets directly, except for impairment losses recognised in respect of trade debtors, whose recovery is considered doubtful but not remote. In this case, the impairment losses for doubtful debts are recorded using an allowance account. When the Group is satisfied that recovery is remote, the amount considered irrecoverable is written off against trade debtors and any amounts held in the allowance account relating to that debt are reversed. Subsequent recoveries of amounts previously charged to the allowance account are reversed against the allowance account. Other changes in the allowance account and subsequent recoveries of amounts previously written off directly are recognised in profit or loss.

(ii)	Impairment of other assets

Internal and external sources of information are reviewed at each balance sheet date to identify indications that the following assets may be impaired or, except in the case of goodwill, an impairment loss previously recognised no longer exists or may have decreased:
•	fixed assets;

•	investment property;

•	investments in subsidiaries; and

•	goodwill.
If any such indication exists, the asset’s recoverable amount is estimated. In addition, for goodwill, the recoverable amount is estimated annually whether or not there is any indication of impairment.
•	Calculation of recoverable amount

The recoverable amount of an asset is the greater of its net selling price and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of time value of money and the risks specific to the asset. Where an asset does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the smallest group of assets that generates cash inflows independently (i.e. a cash-generating unit).

•	Recognition of impairment losses

An impairment loss is recognised in profit or loss whenever the carrying amount of an asset, or the cash-generating unit to which it belongs, exceeds its recoverable amount. Impairment losses recognised in respect of cash-generating units are allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit (or group of units) and then, to reduce the carrying amount of the other assets in the unit (or group of units) on a pro rata basis, except that the carrying value of an asset will not be reduced below its individual fair value less costs to sell, or value in use, if determinable.

•	Reversals of impairment losses

In respect of assets other than goodwill, an impairment loss is reversed if there has been a favourable change in the estimates used to determine the recoverable amount. An impairment loss in respect of goodwill is not reversed.

A reversal of an impairment loss is limited to the asset’s carrying amount that would have been determined had no impairment loss been recognised in prior years. Reversals of impairment losses are credited to profit or loss in the year in which the reversals are recognised.

Notes to the Financial Statements _____ City Telecom (H.K.) Limited 66 Annual Report 2008 (Expressed in Hong Kong Dollars)
1	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(j)	Other financial assets

The Group’s and the Company’s policies for investments in debt and equity securities, other than investments in subsidiaries are as follows:

Financial assets at fair value through profit or loss comprise of financial assets held for trading and those designated as at fair value through profit or loss at inception. Such financial assets are initially stated at fair value and are classified as current assets, if they are expected to be realised within 12 months. At each balance sheet date the fair value is remeasured, with any resultant gain or loss being recognised in profit or loss. The net gain or loss recognised in profit or loss does not include any interest earned on these investments. Interest income is recognised in accordance with the policies set out in note 1(u)(v).

Held-to-maturity securities are dated debt securities that the Group or the Company has the positive ability and intention to hold to maturity. Such securities are initially recognised in the balance sheet at fair value plus transaction costs. Subsequently, they are stated in the balance sheet at amortised cost less impairment losses (see note 1(i)(i)).

Any other financial assets that are not classified as held for trading, financial assets at fair value through profit or loss or, held-to-maturity securities, are classified as available-for-sale securities. Available-for-sale securities are initially recognised at fair value plus transaction costs. At each balance sheet date the fair value is remeasured, with any resultant gain or loss recognised directly in equity, except for impairment losses (see note 1(i)(i)) and, in the case of monetary items such as debt securities, foreign exchange gains and losses, which are recognised directly in profit or loss. Where these investments are interest-bearing, interest calculated using the effective interest method is recognised in profit or loss. When these investments are derecognised, the cumulative gain or loss previously recognised directly in equity is recognised in profit or loss.

Investments are recognised on the date the Company commits to purchase the investments. Investments are derecognised when:
(i)	the contractual rights to the cash flows from the investment securities expire; or

(ii)	the Company transfers the contractual rights to receive the cash flows of the investment securities.
(k)	Derivative financial instruments

Derivative financial instruments that are not designated as hedges are recognised initially at fair value. At each balance sheet date the fair value is remeasured. The gain or loss on remeasurement to fair value is charged immediately to profit or loss.

(l)	Deferred expenditure

Deferred expenditure represents customer acquisition costs incurred for successful acquisition or origination of a service subscription agreement with a customer. Such costs are deferred and amortised on a straight-line basis over the period of the underlying service subscription agreements.

(m)	Accounts receivables

Trade and other receivables are initially recognised at fair value and thereafter stated at amortised cost less allowance for impairment of doubtful debts (see note 1(i)(i)), except where the receivables are interest-free loans made to related parties without any fixed repayment terms or the effect of discounting would be immaterial. In such cases, the receivables are stated at cost less impairment of doubtful debts
(see note 1(i)(i)).

Notes to the Financial Statements 67 City Telecom (H.K.) Limited Annual Report 2008 (Expressed in Hong Kong Dollars)
1	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(n)	Inventories

Inventories are carried at the lower of cost and net realisable value.

Cost is determined using the first in, first out method (“FIFO”) and comprises all costs of purchase.

Net realisable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated costs necessary to make the sale.

When inventories are sold, the carrying amount of the inventories is recognised in the income statement as cost of inventories sold in the period in which the related revenue is recognised. The amount of any write-down of inventories to net realisable value and all losses of inventories are recognised as an expense in the period the write-down or loss occurs. The amount of any reversal of any write-down of inventories, arising from an increase in net realisable value, is recognised as a reduction of cost of inventories sold in the period in which the reversal occurs.

As of 31 August 2008, there was no write-down or provision made against inventories due to change in net realisable value.

(o)	Cash, bank balances and pledged bank deposits

Cash and bank balances consist of cash on hand, cash in bank accounts and interest-bearing savings accounts. Cash that is restricted for use or pledged as security is disclosed separately on the face of the balance sheet, and is not included in the cash and bank balances total in the consolidated statements of cash flows. The pledged bank deposits represent cash maintained at a bank as security for bank facility and bank guarantees issued by the bank to third party suppliers and utility vendors (see note 30).

(p)	Financial guarantees issued, provisions and contingent liabilities
(i)	Financial guarantees issued

Financial guarantees are contracts that require the issuer (i.e. the guarantor) to make specified payments to reimburse the beneficiary of the guarantee (the “holder”) for a loss the holder incurs because a specified debtor fails to make payment when due in accordance with the terms of a debt instrument.

Where the Group issues a financial guarantee, the fair value of the guarantee (being the transaction price, unless the fair value can otherwise be reliably estimated) is initially recognised as deferred income within trade and other payables. Where consideration is received or receivable for the issuance of the guarantee, the consideration is recognised in accordance with the Group’s policies applicable to that category of asset. Where no such consideration is received or receivable, an immediate expense is recognised in profit or loss on initial recognition of any deferred income.

The amount of the guarantee initially recognised as deferred income is amortised in profit or loss over the term of the guarantee as income from financial guarantees issued. In addition, provisions are recognised in accordance with note 1(p)(ii) if and when (i) it becomes probable that the holder of the guarantee will call upon the Group under the guarantee, and (ii) the amount of that claim on the Group is expected to exceed the amount currently carried in trade and other payables in respect of that guarantee i.e. the amount initially recognised, less accumulated amortisation.

(ii)	Other provisions and contingent liabilities

Provisions are recognised for other liabilities of uncertain timing or amount when the Group or the Company has a legal or constructive obligation arising as a result of a past event, it is probable that an outflow of economic benefits will be required to settle the obligation and a reliable estimate can be made. Where the time value of money is material, provisions are stated at the present value of the expenditure expected to settle the obligation.

Where it is not probable that an outflow of economic benefits will be required, or the amount cannot be estimated reliably, the obligation is disclosed as a contingent liability, unless the probability of outflow of economic benefits is remote. Possible obligations, whose existence will only be confirmed by the occurrence or non-occurrence of one or more future events are also disclosed as contingent liabilities unless the probability of outflow of economic benefits is remote.

Notes to the Financial Statements _____ City Telecom (H.K.) Limited 68 Annual Report 2008 (Expressed in Hong Kong Dollars)
1	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(q)	Employee benefits
(i)	Employee leave entitlements

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity or paternity leave are not recognised until the time of leave.

(ii)	Profit sharing and bonus plans

Provisions for profit sharing and bonus plans are recognised when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(iii)	Retirement benefit costs

The Group contributes to defined contribution retirement schemes which are available to certain employees. Contributions to the schemes by the Group are calculated as a percentage of employees’ basic salaries and charged to profit or loss. The Group’s contributions are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions.

The assets of the scheme are held in an independently administered fund that is separated from the Group’s assets.

(iv)	Share-based payments

The fair value of share options granted to employees is recognised as an employee cost with a corresponding increase in capital reserve within equity. The fair value is measured at grant date using the Black-Scholes option pricing model or Monte Carlo model, taking into account the terms and conditions upon which the options were granted. Where the employees have to meet vesting conditions before becoming unconditionally entitled to the share options, the total estimated fair value of the share options is spread over the vesting period, taking into account the probability that the options will vest.

During the vesting period, the number of share options that is expected to vest is reviewed. Any adjustment to the cumulative fair value recognised in prior years is charged/credited to profit or loss, unless the original employee expenses qualify for recognition as an asset, with a corresponding adjustment to the capital reserve. On vesting date, the amount recognised as an expense is adjusted to reflect the actual number of share options that vest (with a corresponding adjustment to the capital reserve) except where forfeiture is only due to not achieving vesting conditions that relate to the market price of the Company’s shares. The amount related to share options expense is recorded in the capital reserve until either the option is exercised or the option expires.
(r)	Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements. Taxation rates enacted or substantively enacted at the balance sheet date are used to measure deferred tax assets and liabilities.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

Deferred taxation is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not be reversed in the foreseeable future.

Notes to the Financial Statements 69 City Telecom (H.K.) Limited Annual Report 2008 (Expressed in Hong Kong Dollars)
1	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(s)	Senior notes

Long-term debt, representing senior notes, is recognised initially at fair value less its incidental costs of issuance. Subsequent to initial recognition, the senior notes are stated at amortised cost with any difference between cost and redemption value being recognised in profit or loss over the period of borrowings using the effective interest method.

(t)	Trade and other payables

Trade and other payables are initially recognised at fair value. Except for financial guarantee liabilities measured in accordance with note 1 (p), trade and other payables are subsequently stated at amortised cost unless the effect of discounting would be immaterial, in which case they are stated at cost.

(u)	Revenue recognition
(i)	Revenue for the provision of international telecommunications and fixed telecommunications network services is recognised, when an arrangement exists, service is rendered, the fee is fixed or determinable, and collectibility is probable.

(ii)	Tariff-free period granted to subscribers of fixed telecommunications network services are recognised in profit or loss rateably over the term of the service subscription agreement. Unbilled revenue represents revenue recognised in accordance with the requirement in note 1(u) (i) that has not been billed to the subscriber.

(iii)	Amount received in advance for the provision of fixed telecommunications network services is deferred and included under deferred services income, and subsequently recognised as revenue on a straight-line basis over the related service period.

(iv)	Revenue from the sales of products is recognised upon the transfer of risks and rewards of ownership, which generally coincides with the time when the goods are delivered to customers and title has passed.

(v)	Interest income is recognised as it accrues using the effective interest method.

(vi)	Rental income receivable under operating leases is recognised in profit or loss in equal instalments over the periods covered by the lease term. Lease incentives granted are recognised in profit or loss as an integral part of the aggregate net lease payments receivable.
(v)	Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to profit or loss in the year in which they are incurred.

(w)	Segment reporting

In accordance with the Group’s internal financial reporting, the Group has determined that the primary reporting format is business segment and secondary reporting format is geographical segment.

Segment assets consist primarily of goodwill, fixed assets, receivables and cash. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to fixed assets.

In respect of geographical segment reporting, sales are reported based on the country in which the customer is located. Total assets and capital expenditure are reported based on where the assets are located.

Notes to the Financial Statements _____ City Telecom (H.K.) Limited 70 Annual Report 2008 (Expressed in Hong Kong Dollars)
1	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
(x)	Accounting for barter transactions

When goods or services are exchanged for goods or services which are of a similar nature and value, the exchange is not regarded as a revenue generating transaction.

When goods are sold or services are rendered in exchange for dissimilar goods or services, the exchange is regarded as a transaction which generates revenue. The revenue is measured at the fair value of the goods or services rendered, adjusted by the amount of any cash or cash equivalents transferred. When the fair value of the goods or services received cannot be measured reliably, the revenue is measured at the fair value of the goods or services given up, adjusted by the amount of any cash or cash equivalents transferred.

(y)	Related parties

For the purposes of these financial statements, a party is considered to be related to the Group if:
(i)	the party has the ability, directly or indirectly through one or more intermediaries, to control the Group or exercise significant influence over the Group in making financial and operating policy decisions, or has joint control over the Group;

(ii)	the Group and the party are subject to common control;

(iii)	the party is an associate of the Group or a joint venture in which the Group is a venturer;

(iv)	the party is a member of key management personnel of the Group or the Group’s parent, or a close family member of such an individual, or is an entity under the control, joint control or significant influence of such individuals;

(v)	the party is a close family member of a party referred to in (i) or is an entity under the control, joint control or significant influence of such individuals; or

(vi)	the party is a post-employment benefit plan which is for the benefit of employees of the Group or of any entity that is a related party of the Group.
Close family members of an individual are those family members who may be expected to influence, or be influenced by, that individual in their dealings with the entity.
2	CHANGES IN ACCOUNTING POLICIES

The HKICPA has issued a number of new and revised HKFRSs and Interpretations that are effective or available for early adoption for the current accounting period of the Group and the Company.

There have been no significant changes to the accounting policies applied in these financial statements for the years presented as a result of adoption of these new standards. However, as a result of the adoption of HKFRS 7, Financial instruments: Disclosures and the amendment to HKAS 1, Presentation of financial statements: Capital disclosures, there have been some additional disclosures provided as follows:

As a result of the adoption of HKFRS 7 and as compared with the information previously required to be disclosed by HKAS 32, Financial instruments: Disclosure and presentation, the financial statements include expanded disclosure about the significance of the Group’s financial instruments and the nature and extent of risks arising from those instruments. These disclosures are provided throughout these financial statements, in particular in note 27.

The amendment to HKAS 1 introduces additional disclosure requirements to provide information about the level of capital and the Group and the Company’s objectives, policies and processes for managing capital. These new disclosures are set out in note 23(d).

Both HKFRS 7 and the amendment to HKAS 1 do not have any material impact on the classification, recognition and measurement of the amounts recognised in the financial instruments.

The Group has not applied any new standard or interpretation that is not yet effective for the current accounting period (see note 34).

Notes to the Financial Statements 71 City Telecom (H.K.) Limited Annual Report 2008 (Expressed in Hong Kong Dollars)
3	TURNOVER, OTHER REVENUES AND SEGMENT INFORMATION

The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada. Revenues recognised during the year are as follows:

	2008	2007
	HK$’000	HK$’000
Turnover
International telecommunications services	291,943	324,470
Fixed telecommunications network services (note 3(c))	1,011,038	816,800

	1,302,981	1,141,270

Other revenues
Interest income	15,596	22,671
Other income	9,393	3,149

	24,989	25,820

Total revenues	1,327,970	1,167,090

(a)	Primary reporting format – business segments

The Group is organised on a worldwide basis into two business segments:

•	International telecommunications	:	provision of international long distance calls services

•	Fixed telecommunications network	:	provision of dial up and broadband Internet access services, local voice-over-IP services and IP-TV services
The Group’s inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	2008
	International	Fixed
	tele-	tele-
	communications	communications
	services	network services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover
– External sales	291,943	1,011,038	—	1,302,981
– Inter-segment sales	5,692	22,680	(28,372)	—

	297,635	1,033,718	(28,372)	1,302,981

Segment results	81,980	101,529		183,509

Finance costs				(75,137)

Profit before taxation				108,372
Income tax benefit				16,818

Net profit				125,190

Notes to the Financial Statements _____ City Telecom (H.K.) Limited 72 Annual Report 2008 (Expressed in Hong Kong Dollars)
3	TURNOVER, OTHER REVENUES AND SEGMENT INFORMATION (CONTINUED)
(a)	Primary reporting format — business segments (continued)

	2007
	International	Fixed
	tele-	tele-
	communications	communications
	services	network services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK’000
Turnover
– External sales	324,470	816,800	—	1,141,270
– Inter-segment sales	5,699	27,633	(33,332)	—

	330,169	844,433	(33,332)	1,141,270

Segment results	68,705	49,690		118,395

Finance costs				(87,504)

Profit before taxation				30,891
Income tax expense				(2,026)

Net profit				28,865

	2008
	International	Fixed
	tele-	tele-
	communications	communications
	services	network services	Group
	HK$’000	HK$’000	HK$’000
Segment assets	426,781	1,627,300	2,054,081
Unallocated assets			26,335

Total assets			2,080,416

Segment liabilities	80,756	276,771	357,527
Unallocated liabilities			690,282

Total liabilities			1,047,809

Capital expenditure incurred during the year	4,293	207,391	211,684
Depreciation for the year	19,587	190,464	210,051

	2007
	International	Fixed
	tele-	tele-
	communications	communications
	services	network services	Group
	HK$’000	HK$’000	HK$’000
Segment assets	541,502	1,619,631	2,161,133

Segment liabilities	101,148	201,738	302,886
Unallocated liabilities			954,365

Total liabilities			1,257,251

Capital expenditure incurred during the year	4,060	128,190	132,250
Depreciation for the year	21,707	236,396	258,103

Notes to the Financial Statements 73 City Telecom (H.K.) Limited Annual Report 2008 (Expressed in Hong Kong Dollars)
3	TURNOVER, OTHER REVENUES AND SEGMENT INFORMATION (CONTINUED)
(b)	Secondary reporting format — geographical segments

The Group’s two business segments are managed on a worldwide basis in two main geographical areas:

– Hong Kong	:	international telecommunications and fixed telecommunications network services

– Canada	:	international telecommunications and fixed telecommunications network services
In disclosing information on the basis of geographical segments, turnover and segment results are disclosed based on the geographical location of customers. Total assets and capital expenditure are disclosed based on the geographical location of the assets.
There were no sales between the geographical segments.

	2008
		Segment	Total	Capital
	Turnover	results	assets	expenditure
	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	1,281,069	182,345	2,040,496	211,482
Canada	21,912	1,164	13,585	202

	1,302,981		2,054,081	211,684

Operating profit		183,509

Unallocated assets			26,335

Total assets			2,080,416

	2007
		Segment	Total	Capital
	Turnover	results	assets	expenditure
	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	1,120,538	118,260	2,149,728	132,031
Canada	20,732	135	11,405	219

	1,141,270		2,161,133	132,250

Operating profit		118,395

(c)	Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Group, as a FTNS licensee, provides interconnection services to enable delivery of telecommunications service to customers of different operators. Since the FTNS license was granted by the Telecommunication Authority (“TA”) and interconnection services have been provided, HKBN has been billing mobile operators for the interconnection services provided to them and recognising revenue (“mobile interconnection charges”) based on management’s best estimate of the amounts it expected to collect. In prior years, majority of the mobile operators, however, rejected HKBN’s demand for payment. As a result of non-payment by certain mobile operators, in 2004, the Group asked TA to make a determination (the “2004 Determination”) on the level of mobile interconnection charges payable by one of the mobile operators to HKBN; and the effective date of the determined mobile interconnection charges.

In March 2006, TA issued a preliminary analysis (the “2006 PA”) on the 2004 Determination with respect to the rates of mobile interconnection charges payable by the mobile operator under dispute. However, as of 31 August 2006, the final level of mobile interconnection charges was still subject to the 2004 Determination to be issued by TA.

Notes to the Financial Statements _____ City Telecom (H.K.) Limited 74 Annual Report 2008 (Expressed in Hong Kong Dollars)
3	TURNOVER, OTHER REVENUES AND SEGMENT INFORMATION (CONTINUED)
(c)	(continued)

In March 2007, TA issued a revised preliminary analysis (the “2007 PA”) which superseded the 2006 PA. The 2007 PA set out the rates of mobile interconnection charges, which are different from those rates stated in the 2006 PA.

In June 2007, TA issued the 2004 determination which set out the rates of mobile interconnection charge payable by the mobile operator under dispute for interconnection services provided by HKBN for the period from 1 April 2002 to 31 August 2004, which superseded the rates stated in both the 2006 PA and 2007 PA issued by TA previously.

For the year ended 31 August 2007, the Group recognised revenue related to mobile interconnection charges of HK$40,877,000 based on the 2004 Determination which included charges for the year ended 31 August 2007 and additional charges for the years ended 31 August 2005 and 2006 previously measured based on the 2006 PA. The Group has also written back bad debt provision for mobile interconnection charges receivables of HK$9,404,000 to the income statement based on the amount it expected to collect for billings outstanding through that date.

During the year ended 31 August 2008, HKBN entered into contractual agreements with additional mobile operators which agreed to pay mobile interconnection charges based on the 2004 Determination for period from 1 April 2002 to 31 August 2004 and for the subsequent period at an interim rate stated in the agreements which will be adjusted based on further determination to be issued by TA.

In February 2008, HKBN requested TA to make a new determination with four mobile operators (the “2008 Determination”) on the rate of mobile interconnection charge and interest thereon. In September 2008, TA indicated that it accepted HKBN’s request for determination, which covers the mobile interconnection charges payable by the mobile operators under the determination, for the period from 1 April 2002 to 26 April 2009 (for those mobile operators who have not reached the relevant contractual agreements with HKBN) or for the period from 1 September 2004 to 26 April 2009 (for those mobile operators who have reached the relevant contractual agreements with HKBN), and the interest rate therefor.

For the year ended 31 August 2008, the Group recognised revenue related to mobile interconnection charges of HK$29,568,000 representing the amount of mobile interconnection charges management expects to collect.
4	NETWORK COSTS AND COST OF INVENTORIES

Network costs and cost of inventories mainly include interconnection charges paid to local and overseas carriers, leased line rentals, program fees, production costs for the IP-TV service and costs of inventories sold, and do not include depreciation charge which is included in other operating expenses.

The Group estimates the Universal Services Contributions (“USC”) payable to PCCW-HKT to fund the costs of network development in remote areas in Hong Kong and includes such estimated costs as part of the network costs. TA periodically reviews the actual costs of the network development and revises the amounts owed to PCCW-HKT or to be refunded by PCCW-HKT to the USC contributing parties.

On 28 December 2007, TA issued a statement (“TA Statement”) on the USC and confirmed the actual contribution level for the period from 1 January 2005 to 30 June 2007. Based on the TA Statement, an amount of HK$7,617,000 was recorded as a reduction against the network costs of the Group for the year ended 31 August 2008.

The actual contribution level for the period subsequent to 30 June 2007 has not yet been confirmed by TA.

Notes to the Financial Statements 75 City Telecom (H.K.) Limited Annual Report 2008 (Expressed in Hong Kong Dollars)
5	PROFIT BEFORE TAXATION

Profit before taxation is arrived at after charging/(crediting) the following:
(a)	Other operating expenses

	2008	2007
	HK$’000	HK$’000
Advertising and marketing expenses (note (i))	307,743	203,673
Amortisation of deferred expenditure (note 18)	33,777	15,580
Auditors’ remuneration	3,687	2,933
Depreciation of owned fixed assets	209,464	257,052
Depreciation of fixed assets held under finance lease	587	1,051
Operating lease charges in respect of land and buildings	13,296	13,879
Operating lease charges in respect of equipment	50	32
Provision for doubtful debts (note (ii))	14,293	6,569
Loss on disposal of fixed assets	1,431	1,714
Staff costs (note 5(c))	247,460	221,102
Others	134,306	110,519

	966,094	834,104

Notes:

(i)	Included in the advertising and marketing expenses is expense in respect of equity settled share-based transaction of HK$90,000 (2007: HK$361,000).

(ii)	The amount for the year ended 31 August 2007 included write-back of provision for mobile interconnection charges receivables of HK$9,404,000 (note 3(c)).
(b)	Finance costs

	2008	2007
	HK$’000	HK$’000
Interest element of finance leases	34	62
Interest on 10-year senior notes	70,010	85,313
Amortisation of incidental issuance costs	1,665	2,129
Other borrowing cost	3,428	—

	75,137	87,504

(c)	Staff costs

	2008	2007
	HK$’000	HK$’000
Wages and salaries	226,097	201,057
Unutilised annual leave	2,642	213
Equity settled share-based transaction	4,114	5,366
Retirement benefit costs — defined contribution plans (note 10)	29,738	23,933
Less: staff costs capitalised as fixed assets	(15,131)	(9,467)

	247,460	221,102

Staff costs include directors’ emoluments and research and development cost of HK$9,593,000 (2007: HK$4,977,000) but exclude staff costs of HK$14,482,000 (2007: HK$14,478,000) recorded in network costs and HK$194,724,000 (2007: HK$138,728,000) recorded in advertising and marketing expenses.

Notes to the Financial Statements _____ City Telecom (H.K.) Limited 76 Annual Report 2008 (Expressed in Hong Kong Dollars)
5	PROFIT BEFORE TAXATION (CONTINUED)
(d)	Other items

	2008	2007
	HK$’000	HK$’000
Net exchange (gain)/loss	(1,923)	114
Realised and unrealised gain on other financial assets	(3,284)	(1,887)
Realised and unrealised loss on derivative financial instruments	1,039	806
Realised and unrealised gain on long-term bank deposit	(1,185)	(739)
Gain on extinguishment of 10-year senior notes (note 25(a))	(2,582)	—
Cost of inventories (note 20(b))	477	331
6	INCOME TAX BENEFIT/(EXPENSE)

Hong Kong profits tax has been provided at the rate of 16.5% (2007: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the income tax rates prevailing in the overseas countries in which the Group operates.

The amount of tax benefit / (expense) in the consolidated income statement represents:

	2008	2007
	HK$’000	HK$’000
Current taxation:
– Hong Kong profits tax	(391)	(121)
– Overseas taxation	(1,929)	(1,964)
– Under-provision of overseas taxation in prior years	(2,552)	—
Deferred taxation relating to the origination and reversal of temporary differences	21,690	59

Income tax benefit/(expense)	16,818	(2,026)

The taxation on the Group’s profit before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	2008	2007
	HK$’000	HK$’000
Profit before taxation	108,372	30,891

Notional tax on profit before taxation, calculated at the prevailing tax rates applicable to profit in the countries concerned	(18,927)	(6,412)
Effect of income not subject to taxation	3,878	4,219
Effect of expenses not deductible for taxation purposes	(6,353)	(772)
Recognition of prior year unrecognised tax losses (note 24)	26,335	—
Under-provision in prior years	(2,552)	—
Effect of utilisation of prior year unrecognised tax losses	12,013	6,678
Effect of share based payment	2,324	(1,125)
Effect of tax losses not recognised	(74)	(4,539)
Others	174	(75)

Income tax benefit/(expense)	16,818	(2,026)

Notes to the Financial Statements 77 City Telecom (H.K.) Limited Annual Report 2008 (Expressed in Hong Kong Dollars)
7	PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders is dealt with in the financial statements of the Company to the extent of HK$17,037,000 (2007: loss of HK$12,945,000).

8	DIVIDENDS
(a)	Dividends payable to equity shareholders of the Company attributable to the year

	2008	2007
	HK$’000	HK$’000
Interim dividend declared and paid of HK4 cents per ordinary share (2007: HK4 cents per ordinary share)	25,602	24,635
Final dividend proposed after the balance sheet date, of HK2 cents per ordinary share (2007: HK4 cents per ordinary share)	13,012	24,660

	38,614	49,295

During the year ended 31 August 2008, a scrip dividend option was offered to all shareholders with registered addresses in Hong Kong that were entitled to the interim dividend in respect of the six-month period ended 29 February 2008. 8,838,938 shares were issued during the year ended 31 August 2008 to shareholders who had elected to receive all or part of their entitlement to dividends in form of scrip.

The final dividend proposed after the balance sheet date has not been recognised as a liability at the balance sheet date.

(b)	Dividends attributable to the previous financial year, approved and paid during the year:

	2008	2007
	HK$’000	HK$’000
Final dividend in respect of the financial year ended 31 August 2007, approved and paid of HK4 cents per ordinary share (2007: Nil)	25,082	—
During the year ended 31 August 2008, a scrip dividend option was offered to all shareholders with registered addresses in Hong Kong that were entitled to the final dividend in respect of the financial year ended 31 August 2007. 11,227,213 shares were issued during the year ended 31 August 2008 to the shareholders who had elected to received all or part of their entitlement to dividends in the form of scrip.
9	EARNINGS PER SHARE

	2008	2007
	HK$’000	HK$’000
Profit attributable to shareholders	125,190	28,865

	2008	2007
	Number	Number
	of shares	of shares
Weighted average number of ordinary shares	’000	’000
Issued ordinary shares at the beginning of the year	616,503	614,175
Effect of scrip dividend issued	7,353	—
Effect of share options exercised	10,159	665

Weighted average number of ordinary shares at the end of the year (basic)	634,015	614,840
Incremental shares from assumed exercise of share options	23,982	16,479

Weighted average number of ordinary shares at the end of the year (diluted)	657,997	631,319

Basic earnings per share	HK19.7 cents	HK4.7 cents

Diluted earnings per share	HK19.0 cents	HK4.6 cents

Notes to the Financial Statements _____ City Telecom (H.K.) Limited 78 Annual Report 2008 (Expressed in Hong Kong Dollars)
10	RETIREMENT BENEFIT COSTS

The Group contributes to an Occupational Retirement Scheme (the “ORSO Scheme”), a defined contribution retirement scheme, which is available to some of its employees in Hong Kong. Under the ORSO Scheme, the employees are required to contribute 5% of their monthly salaries, while the Group’s contributions are calculated at 10% and 5% of the monthly salaries of senior management staff and all other staff respectively. The employees are entitled to 100% of the employer’s contributions after 10 years of completed service, or at a reduced scale after completion of 3 to 9 years’ service. Contributions to the ORSO Scheme are reduced by contributions forfeited by those employees who leave the ORSO Scheme prior to vesting fully in the Group’s contributions.

A mandatory provident fund scheme (the “MPF Scheme”) has been established under the Hong Kong Mandatory Provident Fund Scheme Ordinance in December 2000. The then existing employees of the Group in Hong Kong could elect to join the MPF Scheme, while all new employees joining the Group in Hong Kong from then onwards are required to join the MPF Scheme. Both the Group and the employees are required to contribute 5% of each individual’s relevant income with a maximum amount of HK$1,000 per month as a mandatory contribution. Employer’s mandatory contributions are 100% vested in the employees as soon as they are paid to the MPF Scheme. Senior employees may also elect to join a Mutual Voluntary Plan (the “Mutual Plan”) in which both the Group and the employee, on top of the MPF Scheme mandatory contributions, make a voluntary contribution to the extent of contributions that would have been made under the ORSO Scheme.

Pursuant to the relevant regulations in the People’s Republic of China (the “PRC”), the Group contributes to the defined contribution retirement scheme organised by the local social security bureau for each employee of the subsidiary in the PRC at a rate of 20% of a standard salary base as determined by the local social security bureau. The Group has no other obligation to make payments in respect of retirement benefits of these employees.

The retirement schemes for staff of the Group in other countries follow the local statutory requirements of the respective countries.

The aggregate employer’s contributions, net of forfeited contributions, which have been dealt with in the consolidated income statement during the year are as follows:

	2008	2007
	HK$’000	HK$’000
Gross contributions	29,738	24,545
Less: forfeited contributions utilised to offset the Group’s contributions during the year	—	(612)

Net contributions charged to the income statement (note 5(c))	29,738	23,933

At 31 August 2008, there was no forfeited contribution available to offset future contributions by the Group to the ORSO Scheme (2007: Nil).

11	DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS
(a)	Directors’ remuneration

The remuneration of each director for the year ended 31 August 2008 is set out below:

					Employer’s
					contribution
			Discretionary	Share-based	to defined
	Fee	Salary	bonuses	payment	contribution	Total
Name of Director	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Wong Wai Kay, Ricky	—	6,482	1,054	558	648	8,742
Cheung Chi Kin, Paul	—	6,482	1,054	558	648	8,742
Lai Ni Quiaque	—	2,250	225	809	225	3,509
Cheng Mo Chi, Moses	152	—	—	—	—	152
Lee Hon Ying, John	168	—	—	—	—	168
Chan Kin Man	158	—	—	—	—	158
Peh Jefferson Tun Lu	158	—	—	—	—	158

Total	636	15,214	2,333	1,925	1,521	21,629

Notes to the Financial Statements 79 City Telecom (H.K.) Limited Annual Report 2008 (Expressed in Hong Kong Dollars)
11	DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS (CONTINUED)
(a)	Directors’ remuneration (continued)

The remuneration of each director for the year ended 31 August 2007 is set out below:

					Employer’s
					contribution
			Discretionary	Share-based	to defined
	Fee	Salary	bonuses	payment	contribution	Total
Name of Director	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Wong Wai Kay, Ricky	—	6,051	488	1,293	605	8,437
Cheung Chi Kin, Paul	—	6,051	488	1,293	605	8,437
Lai Ni Quiaque	—	1,687	203	482	169	2,541
Cheng Mo Chi, Moses	145	—	—	—	—	145
Lee Hon Ying, John	160	—	—	—	—	160
Chan Kin Man	150	—	—	—	—	150
Peh Jefferson Tun Lu	150	—	—	—	—	150

Total	605	13,789	1,179	3,068	1,379	20,020

No director waived any emoluments in respect of the years ended 31 August 2007 and 2008.

The above emoluments include the fair value of share options granted to certain directors under the Company’s share option scheme as estimated at the date of grant. The details are disclosed in note 12.

(b)	Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include three (2007: three) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining two (2007: two) individuals during the year are as follows:

	2008	2007
	HK$’000	HK$’000
Basic salaries, other allowances and benefits in kind	8,512	6,792
Discretionary bonuses	1,137	1,131
Share-based payments	1,316	885
Retirement benefit costs — defined contribution plans	589	547

	11,554	9,355

The emoluments fell within the following band:

	Number of individual
	2008	2007
HK$2,500,001 — HK$3,000,000	1	1
HK$6,500,001 — HK$7,000,000	—	1
HK$9,000,001 — HK$10,000,000	1	—

Notes to the Financial Statements _____ City Telecom (H.K.) Limited 80 Annual Report 2008 (Expressed in Hong Kong Dollars)
12	EQUITY SETTLED SHARE-BASED TRANSACTIONS

The Company operates a share option scheme (the “2002 Share Option Scheme”) which was adopted by shareholders of the Company on 23 December 2002 whereby the directors may, at their discretion, invite eligible participants to receive options to subscribe for shares subject to the terms and conditions stipulated therein.
(a)	The terms and conditions of the options that existed during the years are as follows, whereby all options are settled by physical delivery of shares:

	Number of	Vesting	Exercisable
	option	conditions	Period
2002 Share Option Scheme

Options granted to directors:

- 3 June 2004	6,000,000	Condition 1	On or prior to 2 June 2014
- 5 January 2005	16,106,956	Condition 1	On or prior to 20 October 2014
- 22 May 2006	15,093,585	Condition 1	On or prior to 21 May 2016
- 11 February 2008	6,016,309	Condition 2	On or prior to 23 December 2012

Options granted to employees:

- 21 October 2004	8,393,399	Condition 1	On or prior to 20 October 2014
- 3 October 2005	1,000,000	Condition 1	On or prior to 30 September 2015
- 22 May 2006	14,012,937	Condition 1	On or prior to 21 May 2016
- 3 July 2006	702,769	Condition 1	On or prior to 2 July 2016
- 3 August 2006	70,468	Condition 1	On or prior to 2 August 2016
- 22 November 2006	200,902	Condition 1	On or prior to 14 November 2016
- 23 May 2007	100,396	Condition 1	On or prior to 11 June 2017
- 12 December 2007	1,003,956	Condition 1	On or prior to 23 December 2012
- 6 February 2008	6,016,309	Condition 3	On or prior to 23 December 2012
- 15 February 2008	4,010,873	Condition 3	On or prior to 23 December 2012
- 11 March 2008	300,816	Condition 1	On or prior to 23 December 2012
- 2 May 2008	1,002,718	Condition 3	On or prior to 23 December 2012

Total share options	80,032,393

The vesting conditions of the respective share option grant are as follows:
Condition 1
Options granted will be vested in one year or evenly vested over a period of two to three years. Options are awarded without performance conditions and are exercisable provided the participants have remained employed by the end of respective vesting periods.
Condition 2
Vesting of the options is conditional upon the performance of the Company’s shares over the period from the close of trading in Hong Kong on 22 November 2007 to 21 November 2010. Options granted will be evenly vested immediately and over a period of three years from the date of fulfilment of the performance condition.
Condition 3
Vesting of the options is conditional upon the performance of the participants. Options granted will be vested over a period of three to four years from the date of fulfilment of the performance condition.

Notes to the Financial Statements 81 City Telecom (H.K.) Limited Annual Report 2008 (Expressed in Hong Kong Dollars)
12	EQUITY SETTLED SHARE-BASED TRANSACTIONS (CONTINUED)
(b)	The number and weighted average exercise prices of share options are as follows:

	2008		2007
	Weighted		Weighted
	average		average
	exercise		exercise
	price	Number of	price	Number of
	HK$	options	HK$	options
2002 Share Option Scheme

Outstanding at the beginning of the year	1.09	61,350,000	1.08	65,760,000
Adjustment to number of options for 2007 Final Dividend (note (i))	1.10	204,922	—	—
Adjustment to number of options for 2008 Interim Dividend (note (ii))	1.28	177,471	—	—
Granted during the year	1.84	18,300,000	1.16	300,000
Exercised during the year	1.07	(14,052,268)	0.82	(1,910,000)
Lapsed during the year	1.63	(5,398,911)	0.91	(2,800,000)

Outstanding at the end of the year	1.27	60,581,214	1.09	61,350,000

Exercisable at the end of the year	1.22	36,463,198	1.31	40,460,000

The options outstanding at 31 August 2008 had a weighted exercise price of HK$1.27 (2007: HK$1.09) and a weighted average remaining contractual life of 7 years (2007: 8 years).
Notes:
(i)	As a result of allotment of 11,227,213 new shares to shareholders who elected to receive the 2007 Final Dividend in shares on 4 February 2008, the exercise price of and the number of share subject to the 51,805,000 share options outstanding on 21 December 2007 (being the Record Date for determining the entitlement of 2007 Final Dividend) were adjusted pursuant to the 2002 Share Option Scheme with effect from 4 February 2008. The closing price per ordinary share immediately before the date of the grant of the Options was HK$1.70.

(ii)	As a result of allotment of 8,838,938 new shares to shareholders who elected to receive the 2008 Interim Dividend in shares on 23 July 2008, the exercise price of and the number of share subject to the 65,296,047 share options outstanding on 6 June 2008 (being the Record Date for determining the entitlement of 2008 Interim Dividend) were adjusted pursuant to the 2002 Share Option Scheme with effect from 23 July 2008. The closing price per ordinary share immediately before the date of the grant of the Options was HK$1.79.

Notes to the Financial Statements _____ City Telecom (H.K.) Limited 82 Annual Report 2008 (Expressed in Hong Kong Dollars)
12	EQUITY SETTLED SHARE-BASED TRANSACTIONS (CONTINUED)
(c)	Fair value of share options and assumptions

In determining the value of the share options granted, the Black-Scholes Model has been used except for the option granted on 11 February 2008 which has adopted the Monte Carlo Model. Both models are one of the most generally accepted methodologies used to calculate the value of options. The variables of the models include expected life of the options, risk-free interest rate, expected volatility and expected dividend of the shares of the Company.

In determining the value of the share options granted during the year, the following variables have been applied to the models:

	2 May	11 March	15 February	11 February	6 February	12 December
Measurement date	2008	2008	2008	2008	2008	2007
Variables
— Expected life	5 years	5 years	3 years	average 4 years	5 years	5 years
— Risk-free rate	2.88%	2.04%	2.16%	2.16%	2.16%	3.10%
— Expected volatility	63.56%	63.35%	63.22%	63.32%	63.22%	61.86%
— Expected dividend yield	1.97%	1.97%	1.97%	1.97%	1.97%	1.97%
The above variables were determined as follows:
(i)	The expected life is estimated to be 3 to 5 years from the date of grant (the “Measurement Date”).

(ii)	The risk-free rate represents the yield of the Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the Measurement Date.

(iii)	The expected volatility represents the annualised standard deviation of the return on the daily share price of the Company over the period commensurate to the expected life of the options (taking into account the remaining contractual life of the option and the effect of the expected early exercise of the option).

(iv)	The expected dividend yield is based on the historical dividend yield over the last five years.
The fair value of the options granted during the year is estimated as below:

	2 May	11 March	15 February	11 February	6 February	12 December
Date of grant	2008	2008	2008	2008	2008	2007
Fair value per share option	HK$0.83	HK$0.87	HK$0.72	HK$0.41	HK$0.90	HK$1.13
Both models require input of highly subjective assumptions, including the expected stock volatility. Since the Company’s share options have characteristics significantly different from those of traded options, changes in subjective inputs may materially affect the estimated fair value of the options granted.

Notes to the Financial Statements 83 City Telecom (H.K.) Limited Annual Report 2008 (Expressed in Hong Kong Dollars)
13	GOODWILL — GROUP

The Group
HK$’000
Cost and carrying amount:

At 31 August 2008/2007	1,066
Impairment tests for cash-generating units containing goodwill

Goodwill is allocated to the Group’s cash-generating units (CGU) identified according to country of operation and business segment as follows:

	2008	2007
	HK$’000	HK$’000
Fixed telecommunications network service segment	1,066	1,066
The recoverable amount of the CGU is determined based on value-in-use calculations. These calculations use cash flow projections based on financial budgets approved by management covering a five-year period. Cash flows for the five-year period are estimated based on growth rates between 1% to 14% and a pre-tax discount rate of 14%. Cash flows beyond the five year period are assumed to remain constant. The estimated growth rates used are comparable to the growth rate for the industry.

The key assumption used in the value-in-use calculation is the annual growth of the turnover of the fixed telecommunications network services and it is determined based on the past performance and management’s expectation for market development. The discount rate used is pre-tax and reflects specific risks relating to the fixed telecommunication services segment.

The carrying amount of the unit approximates to its recoverable amount. Any adverse change in the key assumption could reduce the recoverable amount below carrying amount.

Notes to the Financial Statements _____ City Telecom (H.K.) Limited 84 Annual Report 2008 (Expressed in Hong Kong Dollars)
14	FIXED ASSETS

Group

					Telecom-
					munications,
		Leasehold		Furniture,	computer
	Investment	land and	Leasehold	fixtures	and office	Motor
	property	buildings	improvements	and fittings	equipment	vehicles	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000

Cost:

At 1 September 2007	5,197	79,598	80,638	17,419	2,475,775	6,818	2,665,445
Additions	—	4,646	2,469	2,189	196,230	6,150	211,684
Disposals	—	—	—	(478)	(30,564)	(344)	(31,386)
Exchange adjustments	—	—	1,470	445	2,840	—	4,755

At 31 August 2008	5,197	84,244	84,577	19,575	2,644,281	12,624	2,850,498

Accumulated depreciation:

At 1 September 2007	2,101	9,123	50,309	13,952	1,346,854	5,883	1,428,222
Charge for the year	104	1,604	9,626	1,617	196,198	902	210,051
Disposals	—	—	—	(286)	(22,390)	(222)	(22,898)
Exchange adjustments	—	—	1,334	313	2,077	—	3,724

At 31 August 2008	2,205	10,727	61,269	15,596	1,522,739	6,563	1,619,099

Net book value:

At 31 August 2008	2,992	73,517	23,308	3,979	1,121,542	6,061	1,231,399

Cost:

At 1 September 2006	5,197	79,598	78,241	17,770	2,352,253	6,956	2,540,015
Additions	—	—	1,627	496	129,950	177	132,250
Disposals	—	—	(3)	(1,100)	(8,988)	(315)	(10,406)
Exchange adjustments	—	—	773	253	2,560	—	3,586

At 31 August 2007	5,197	79,598	80,638	17,419	2,475,775	6,818	2,665,445

Accumulated depreciation:

At 1 September 2006	1,997	7,531	40,428	12,447	1,104,864	5,514	1,172,781
Charge for the year	104	1,592	9,269	2,028	244,581	529	258,103
Disposals	—	—	—	(683)	(4,465)	(160)	(5,308)
Exchange adjustments	—	—	612	160	1,874	—	2,646

At 31 August 2007	2,101	9,123	50,309	13,952	1,346,854	5,883	1,428,222

Net book value:

At 31 August 2007	3,096	70,475	30,329	3,467	1,128,921	935	1,237,223

Notes to the Financial Statements 85 City Telecom (H.K.) Limited Annual Report 2008 (Expressed in Hong Kong Dollars)
14	FIXED ASSETS (CONTINUED)

Company

				Telecom-
				munications,
			Furniture,	computer
	Investment	Leasehold	fixtures	and office	Motor
	property	improvements	and fittings	equipment	vehicles	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost:

At 1 September 2007	5,197	8,332	7,046	312,158	3,665	336,398
Additions	—	—	2,177	229	1,236	3,642

At 31 August 2008	5,197	8,332	9,223	312,387	4,901	340,040

Accumulated depreciation:

At 1 September 2007	2,101	6,199	6,802	217,704	3,391	236,197
Charge for the year	104	726	346	14,978	206	16,360

At 31 August 2008	2,205	6,925	7,148	232,682	3,597	252,557

Net book value:

At 31 August 2008	2,992	1,407	2,075	79,705	1,304	87,483

Cost:

At 1 September 2006	5,197	7,957	7,151	312,435	3,665	336,405
Additions	—	375	72	1,908	—	2,355
Disposals	—	—	(177)	(2,185)	—	(2,362)

At 31 August 2007	5,197	8,332	7,046	312,158	3,665	336,398

Accumulated depreciation:

At 1 September 2006	1,997	5,506	6,828	203,669	3,391	221,391
Charge for the year	104	693	151	16,219	—	17,167
Disposals	—	—	(177)	(2,184)	—	(2,361)

At 31 August 2007	2,101	6,199	6,802	217,704	3,391	236,197

Net book value:

At 31 August 2007	3,096	2,133	244	94,454	274	100,201

Notes to the Financial Statements _____ City Telecom (H.K.) Limited 86 Annual Report 2008 (Expressed in Hong Kong Dollars)
14	FIXED ASSETS (CONTINUED)
(a)	The Group’s total future aggregate lease income receivable under non-cancellable operating lease are receivable as follows:

	The Group		The Company
	2008	2007	2008	2007
	HK$’000	HK$’000	HK$’000	HK$’000
Leases in respect of investment property which are receivable:
— Within 1 year	258	228	258	228
— After 1 year but within 5 years	258	—	258	—

	516	228	516	228

Leases in respect of telecommunications facilities and computer equipment which are receivable:
— Within 1 year	979	1,065	—	—
— After 1 year but within 5 years	292	214	—	—

	1,271	1,279	—	—

	1,787	1,507	516	228

(b)	The net book value of interests in leasehold land and buildings and investment property situated in Hong Kong are analysed as follows:

	The Group		The Company
	2008	2007	2008	2007
	HK$’000	HK$’000	HK$’000	HK$’000
Leases of between 10 to 50 years	76,509	73,571	2,992	3,096

Representing:

	The Group		The Company
	2008	2007	2008	2007
	HK$’000	HK$’000	HK$’000	HK$’000
Leasehold land and building carried at cost	73,517	70,475	—	—
Investment property arrived at cost less impairment loss	2,992	3,096	2,992	3,096

	76,509	73,571	2,992	3,096

(c)	In addition to the leasehold land and buildings classified as being held under a finance lease, the Group leases telecommunications, computer and office equipment under finance leases expiring from one to five years. At the end of the lease term the Group has the option to purchase the equipment at a price deemed to be a bargain purchase option. None of the leases included contingent rental.

At 31 August 2008, the net book value of telecommunications, computer and office equipment under finance lease held by the Group amounted to HK$1,411,000 (2007: HK$1,998,000).

Notes to the Financial Statements 87 City Telecom (H.K.) Limited Annual Report 2008 (Expressed in Hong Kong Dollars)
15	INVESTMENTS IN SUBSIDIARIES

	The Company
	2008	2007
	HK$’000	HK$’000
Unlisted investments, at cost (note (a))	51,791	51,791
Amounts due from subsidiaries (note (b))	1,342,205	1,446,420

	1,393,996	1,498,211
Less: Impairment loss	(10,184)	(9,748)

	1,383,812	1,488,463

Notes:
(a)	The following is a list of the principal subsidiaries which principally affected the results, assets or liabilities of the Group at 31 August 2008:

		Principal	Particulars
	Place of	activities and place	of issued	Percentage of
Name	incorporation	of operations	share capital	interest held
Attitude Holdings Limited	British Virgin Islands	Inactive	Ordinary US$1	100

Automedia Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	* 100

City Telecom (B.C.) Inc. #	Canada	Provision of international telecommunications and dial-up Internet access services in Canada	Common Canadian dollar (“CAD”) 501,000	100

City Telecom (Canada) Inc. #	Canada	Leasing and maintenance of switching equipment and provision of operational services in Canada	Common CAD100	100

City Telecom Inc. #	Canada	Provision of international telecommunications and dial-up Internet access services in Canada	Common CAD1,000	100

City Telecom International Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$5,294	* 100

Credibility Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	* 100

Notes to the Financial Statements _____ City Telecom (H.K.) Limited 88 Annual Report 2008 (Expressed in Hong Kong Dollars)
15	INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Notes: (continued)
(a)	(continued)

		Principal	Particulars
	Place of	activities and place	of issued	Percentage of
Name	incorporation	of operations	share capital	interest held
CTI Guangzhou Customer Services Company Limited (translated from the registered name in Chinese) #	PRC	Provision of administrative support services in the PRC	Paid in capital of HK$8,000,000	* 100

CTI Marketing Company Limited	Hong Kong	Provision of media marketing services in Hong Kong	Ordinary HK$10,000	100

Golden Trinity Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	* 100

Hong Kong Broadband Network Limited	Hong Kong	Provision of international telecommunications and fixed telecommunications network services in Hong Kong	Ordinary HK$383,049	100

IDD1600 Company Limited	Hong Kong	Provision of international telecommunications services in Hong Kong	Ordinary HK$2	100

SGBN Singapore Broadband Network Pte. Limited	Singapore	Inactive	Ordinary Singapore dollar 1	* 100

*	Shares held directly by the Company.

#	Subsidiaries not audited by KPMG.
(b)	Except for a loan to a subsidiary of HK$753,860,000 (2007: HK$753,860,000) which bears fixed interest of 9% per annum, all the amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

Notes to the Financial Statements 89 City Telecom (H.K.) Limited Annual Report 2008 (Expressed in Hong Kong Dollars)
16	OTHER FINANCIAL ASSETS

	The Group		The Company
	2008	2007	2008	2007
	HK$’000	HK$’000	HK$’000	HK$’000
Debt securities, at fair value and unlisted outside Hong Kong (note (i))	27,997	28,577	27,997	24,798
Long-term bank deposit, at amortised cost (note (ii))	—	14,415	—	14,415

	27,997	42,992	27,997	39,213
Current portion	(27,997)	(3,779)	(27,997)	—

Balance as at the end of the year	—	39,213	—	39,213

Notes:

(i)	Included in the balance as at 31 August 2007 was a debt security with principal amount of US$500,000 (equivalent to HK$3,900,000). During the year ended 31 August 2008, the debt security matured.

(ii)	The balance as at 31 August 2007 was a ten-year US$2 million (equivalent to HK$15,600,000) deposit placed with a bank in which the Group receives a floating rate deposit interest. During the year ended 31 August 2008, the Group early redeemed the deposit and recognised a gain of HK$1,185,000 in the consolidated income statement.
17	DERIVATIVE FINANCIAL INSTRUMENT

	The Group
	2008	2007
	HK$’000	HK$’000
Interest rate swap, at fair value through profit or loss	—	1,039

Note:	The balance as at 31 August 2007 was an interest rate swap contract with notional principal amount of HK$46,666,667. During the year ended 31 August 2008, the Group early terminated the interest rate swap contract and recognised a loss of HK$1,039,000 in the consolidated income statement.
18	DEFERRED EXPENDITURE

	The Group
	2008	2007
	HK$’000	HK$’000
Balance as at the beginning of the year	21,367	12,445
Additions during the year	68,505	24,502
Less: Amortisation charge for the year (note 5(a))	(33,777)	(15,580)

	56,095	21,367
Current portion	(40,704)	(13,584)

Balance as at the end of the year	15,391	7,783

Deferred expenditure represents costs incurred to acquire subscribers of the services offered by the Group, which is treated as customer acquisition costs and are amortised over the period of the underlying service subscription agreements.

Notes to the Financial Statements _____ City Telecom (H.K.) Limited 90 Annual Report 2008 (Expressed in Hong Kong Dollars)
19	ACCOUNTS RECEIVABLE

	The Group		The Company
	2008	2007	2008	2007
	HK$’000	HK$’000	HK$’000	HK$’000
Accounts receivable	152,227	192,943	12,396	13,026
Less: Allowance for doubtful debts	(11,944)	(22,392)	(978)	(921)

	140,283	170,551	11,418	12,105

(a)	Aging analysis

The aging analysis of accounts receivable is as follows:

	The Group		The Company
	2008	2007	2008	2007
	HK$’000	HK$’000	HK$’000	HK$’000
Current — 30 days	45,462	50,282	4,233	4,756
31 — 60 days	17,507	15,619	4,783	5,279
61 — 90 days	7,249	8,876	886	607
Over 90 days	82,009	118,166	2,494	2,384

	152,227	192,943	12,396	13,026

The majority of the Group’s accounts receivable are due within 30 days from the date of billings. Subscribers with receivable that are more than 3 months overdue are requested to settle all outstanding balance before further credit is granted.

(b)	Impairment of accounts receivable

Impairment losses in respect of accounts receivable are recorded using an allowance account unless the Group is satisfied that recovery of the amount is remote, in which case the impairment loss is written off against accounts receivable directly (see note 1(i)(i)).

The movement in the allowance for doubtful debts during the year, including both specific and collective loss components is as follows:

	The Group		The Company
	2008	2007	2008	2007
	HK$’000	HK$’000	HK$’000	HK$’000
Balance as at the beginning of the year	22,392	55,745	921	1,058
Impairment loss recognised	14,293	6,569	954	796
Uncollectible amounts written off	(24,741)	(39,922)	(897)	(933)

Balance as at the end of the year	11,944	22,392	978	921

The allowance for doubtful debts as at 1 September 2006 includes provision for mobile interconnection charges receivable of HK$20,809,000. Following TA’s 2004 Determination issued in June 2007 (note 3(c)), the Group has written back HK$9,404,000 of the allowance for mobile interconnection charges to the consolidated income statement and written off the remaining balance of allowance of HK$11,405,000 against the accounts receivable relating to mobile interconnection charges.

Notes to the Financial Statements 91 City Telecom (H.K.) Limited Annual Report 2008 (Expressed in Hong Kong Dollars)
19	ACCOUNTS RECEIVABLE (CONTINUED)
(c)	Accounts receivable that are not impaired

The aging analysis of accounts receivable that are neither individually nor collectively considered to be impaired are as follows:

	The Group		The Company
	2008	2007	2008	2007
	HK$’000	HK$’000	HK$’000	HK$’000
Neither past due nor impaired	45,462	50,282	4,233	4,756
0 — 30 days past due	17,507	15,619	4,783	5,279
31 — 60 days past due	7,249	8,876	886	607
Over 60 days past due	70,065	95,774	1,516	1,463

	140,283	170,551	11,418	12,105

Receivables that were neither past due nor impaired relate to a wide range of customers for whom there was no recent history of default.

The amount over 60 days past due for the Group included receivable relating to mobile interconnection charges of HK$64,407,000 as at 31 August 2008 (31 August 2007: HK$92,383,000) (note 3(c)).

Other accounts receivable that were past due but not impaired relate to a number of independent customers that have a good track record with the Group. Based on past experience, management believes that no impairment allowance is necessary in respect of these balances as there has not been a significant change in credit quality and the balances are still considered fully recoverable. The Group does not hold collateral over these balances.
20	INVENTORIES
(a)	Inventories in the balance sheet comprise:

	The Group and
	the Company
	2008	2007
	HK$’000	HK$’000
Finished goods	—	477

(b)	The amount of inventories recognised as an expense is analysed as follows:

	The Group		The Company
	2008	2007	2008	2007
	HK$’000	HK$’000	HK$’000	HK$’000
Cost of inventories	477	331	477	330

21	CASH AT BANK AND IN HAND

	The Group		The Company
	2008	2007	2008	2007
	HK$’000	HK$’000	HK$’000	HK$’000
Time deposits with banks and other financial institutions	264,943	482,730	62,854	203,494
Cash at bank and in hand	156,667	50,164	27,532	17,037

Cash at bank and in hand in the balance sheet	421,610	532,894	90,386	220,531

Notes to the Financial Statements _____ City Telecom (H.K.) Limited 92 Annual Report 2008 (Expressed in Hong Kong Dollars)
22	ACCOUNTS PAYABLE

The aging analysis of the accounts payable was as follows:

	The Group		The Company
	2008	2007	2008	2007
	HK$’000	HK$’000	HK$’000	HK$’000
Current – 30 days	18,802	18,025	4,952	5,770
31 – 60 days	4,025	11,097	2,072	2,073
61 – 90 days	8,334	3,655	7,992	3,013
Over 90 days	21,163	43,242	11,424	26,621

	52,324	76,019	26,440	37,477

23	CAPITAL AND RESERVES
(a)	Group

	Share	Share	Capital	Retained	Exchange
	capital	premium	reserve	profits	reserve	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 September 2007	61,650	622,433	18,109	200,519	1,171	903,882
Profit attributable to shareholders	—	—	—	125,190	—	125,190
Dividend paid in respect of previous year	—	—	—	(5,915)	—	(5,915)
Shares issued in respect of scrip dividend of previous year	1,123	18,044	—	(19,167)	—	—
Dividend paid in respect of current year	—	—	—	(11,371)	—	(11,371)
Shares issued in respect of scrip dividend of current year	884	13,347	—	(14,231)	—	—
Shares issued upon exercise of share option	1,405	16,893	(3,300)	—	—	14,998
Equity settled share-based transactions	—	—	4,204	—	—	4,204
Exchange adjustments on translation of the financial statements of subsidiaries	—	—	—	—	1,619	1,619

At 31 August 2008	65,062	670,717	19,013	275,025	2,790	1,032,607

At 1 September 2006	61,417	620,298	12,993	196,289	657	891,654
Profit attributable to shareholders	—	—	—	28,865	—	28,865
Dividend paid in respect of current year	—	—	—	(24,635)	—	(24,635)
Shares issued upon exercise of share option	233	2,135	(611)	—	—	1,757
Equity settled share-based transactions	—	—	5,727	—	—	5,727
Exchange adjustments on translation of the financial statements of subsidiaries	—	—	—	—	514	514

At 31 August 2007	61,650	622,433	18,109	200,519	1,171	903,882

Notes to the Financial Statements 93 City Telecom (H.K.) Limited Annual Report 2008 (Expressed in Hong Kong Dollars)
23	CAPITAL AND RESERVES (CONTINUED)
(b)	Company

	Share	Share	Capital	Retained
	capital	premium	reserve	profits	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1 September 2007	61,650	622,433	18,109	193,047	895,239
Profit attributable to shareholders	—	—	—	17,037	17,037
Dividend paid in respect of previous year	—	—	—	(5,915)	(5,915)
Shares issued in respect of scrip dividend of previous year	1,123	18,044	—	(19,167)	—
Dividend paid in respect of current year	—	—	—	(11,371)	(11,371)
Shares issued in respect of scrip dividend of current year	884	13,347	—	(14,231)	—
Shares issued upon exercise of share option	1,405	16,893	(3,300)	—	14,998
Equity settled share-based transactions	—	—	4,204	—	4,204

At 31 August 2008	65,062	670,717	19,013	159,400	914,192

At 1 September 2006	61,417	620,298	12,993	230,627	925,335
Loss attributable to shareholders	—	—	—	(12,945)	(12,945)
Dividend paid in respect of current year	—	—	—	(24,635)	(24,635)
Shares issued upon exercise of share option	233	2,135	(611)	—	1,757
Equity settled share-based transactions	—	—	5,727	—	5,727

At 31 August 2007	61,650	622,433	18,109	193,047	895,239

Nature and purpose of reserves
(i)	Share premium

The application of the share premium account is governed by Sections 48B of the Hong Kong Companies Ordinance.

(ii)	Capital reserve

The capital reserve which comprises the fair value of the actual or estimated number of unexercised share options granted to employees of the Group was recognised in accordance with the accounting policy adopted for share based payment in note 1(q).

(iii)	PRC statutory reserve

In accordance with Accounting Regulations for Business Enterprises, foreign investment enterprises in the PRC are required to transfer at least 10% of their profit after taxation, as determined under accounting principles generally accepted in the PRC (“PRC GAAP”) to the general reserve until the balance of the general reserve is equal to 50% of their registered capital.

For the year ended 31 August 2008, CTI Guangzhou Customer Services Company Limited (“CTIGZ”), a wholly-owned subsidiary of the Group, made appropriation to the statutory reserve of RMB324,000 (2007: RMB379,000). The accumulated balance of the statutory reserve maintained at the CTIGZ as at 31 August 2008 was RMB905,000 (2007: RMB581,000). The statutory reserve can be used to reduce previous years’ losses and to increase the capital of the subsidiary.

(iv)	Exchange reserve

The exchange reserve comprises all foreign exchange differences arising from the translation of the financial statements of foreign operations. The reserve is dealt with in accordance with the accounting policies set out in note 1(d)(ii).

Notes to the Financial Statements _____ City Telecom (H.K.) Limited 94 Annual Report 2008 (Expressed in Hong Kong Dollars)
23	CAPITAL AND RESERVES (CONTINUED)
(c)	Share capital

	2008		2007
	No. of	Amount	No. of	Amount
	shares	HK$’000	shares	HK$’000
Authorised:

Ordinary shares of HK$0.10 each	2,000,000,000	200,000	2,000,000,000	200,000

Issued and fully paid:

Ordinary shares of HK$0.10 each

At the beginning of the year	616,503,404	61,650	614,175,404	61,417
Shares issued in respect of scrip dividend of the previous year (note (i))	11,227,213	1,123	—	—
Shares issued in respect of scrip dividend of the current year (note (ii))	8,838,938	884	—	—
Shares issued upon exercise of share options (note (iii))	14,052,268	1,405	2,328,000	233

At the end of the year	650,621,823	65,062	616,503,404	61,650

The holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per ordinary share at meetings of the Company. All ordinary shares rank equally with regard to the Company’s residual assets.

Notes:

(i)	On 4 February 2008, the Company issued and allotted 11,227,213 ordinary shares to shareholders who elected to receive, the 2007 final dividend in shares pursuant to the scrip dividend scheme announced by the Company on 4 January 2008. These shares rank pari passu with the existing shares of the Company in all respects.

(ii)	On 23 July 2008, the Company issued and allotted 8,838,938 ordinary shares to shareholder, who elected to receive the 2008 interim dividend in shares pursuant to the scrip dividend scheme announced by the Company on 19 June 2008. These shares rank pari passu with the existing shares of the Company in all respects.

(iii)	During the year ended 31 August 2008, 14,052,268 ordinary shares (2007: 2,328,000 ordinary shares) were issued at a weighted average price of HK$1.07 per ordinary share (2007: HK$0.75 per ordinary share), to share option holders who had exercised their options. These shares so issued rank pari passu with the existing ordinary shares in issue.

Notes to the Financial Statements 95 City Telecom (H.K.) Limited Annual Report 2008 (Expressed in Hong Kong Dollars)
23	CAPITAL AND RESERVES (CONTINUED)
(c)	Share capital (continued) Notes: (continued)
(iv)	The movement of outstanding share options during the year was as follows:

					Adjustment to	Adjustment to
			Number of		number of	number of			Number of
			share options		options for	options for			share options
			outstanding at		2007 final	2008 interim			outstanding
	Exercise price		1 September		dividend	dividend		Lapsed/	at 31 August
Date of grant	per share		2007	Granted	(note (i))	(note (ii))	Exercised	Cancelled	2008
3 June 2004	HK$	1.4700	6,000,000	—	—	—	6,000,000	—	—
21 October 2004	HK$	1.5297	8,340,000	—	32,397	21,002	821,344	473	7,571,582
5 January 2005	HK$	1.5297	16,000,000	—	63,292	43,664	—	—	16,106,956
3 October 2005	HK$	0.8100	1,000,000	—	—	—	1,000,000	—	—
22 May 2006	HK$	0.6554	28,940,000	—	101,301	65,221	6,135,805	583,162	22,387,555
3 July 2006	HK$	0.6773	700,000	—	2,769	—	—	702,769	—
3 August 2006	HK$	0.7052	70,000	—	277	191	30,119	—	40,349
22 November 2006	HK$	0.7251	200,000	—	534	368	65,000	—	135,902
23 May 2007	HK$	2.0219	100,000	—	396	—	—	100,396	—
12 December 2007	HK$	2.4403	—	1,000,000	3,956	—	—	1,003,956	—
6 February 2008	HK$	1.7652	—	6,000,000	—	16,309	—	—	6,016,309
11 February 2008	HK$	1.8749	—	6,000,000	—	16,309	—	—	6,016,309
15 February 2008	HK$	1.7652	—	4,000,000	—	10,873	—	3,008,155	1,002,718
11 March 2008	HK$	1.8250	—	300,000	—	816	—	—	300,816
2 May 2008	HK$	1.7951	—	1,000,000	—	2,718	—	—	1,002,718

			61,350,000	18,300,000	204,922	177,471	14,052,268	5,398,911	60,581,214

During the year ended 31 August 2008, options were granted under the 2002 Share Option Scheme to eligible participants for the subscription of 18,300,000 shares of the Company at a weighted average exercise price of HK$1.84 each.

Each option entitles the holder to subscribe for one share of HK$0.10 each in the Company at a predetermined exercise price.
(d)	Capital management

The Group’s primary objectives when managing capital are to maintain a reasonable capital structure and safeguard the Group’s ability to continue as a going concern, in order to provide returns for shareholders.

The Group manages the amount of capital in proportion to risk, and makes adjustments to its capital structure through the amount of dividend payment to shareholders, issuance of scrip and new shares, and managing its debt portfolio in conjunction with cash flow requirements, taking into account its future financial obligations and commitments.

The Group monitors its capital structure by reviewing its net debt to net asset gearing ratio. For this purpose, the Group defines net debt as total loans less cash at bank and in hand and long-term bank deposits.

Notes to the Financial Statements _____ City Telecom (H.K.) Limited 96 Annual Report 2008 (Expressed in Hong Kong Dollars)
23	CAPITAL AND RESERVES (CONTINUED)
(d)	Capital management (continued)

The net debt to net asset gearing ratio as at 31 August 2008 and 2007 are as follows:

	The Group
	2008	2007
	HK$’000	HK$’000
Unsecured
8.75% senior notes due 2015	683,242	952,593
Obligations under finance lease	376	1,210

Total loans	683,618	953,803
Less: Cash at bank and in hand	(421,610)	(532,894)
Less: Long-term bank deposit	—	(14,415)

Net debt	262,008	406,494
Net asset	1,032,607	903,882

Net debt to net asset gearing ratio	0.25	0.45

The decrease in net debt to net asset gearing ratio is mainly due to the repurchase of the 8.75% senior notes (note 25(a)).

During the year, the Group has complied with the externally imposed capital requirement related to the 8.75% senior notes.
24	DEFERRED TAXATION

Deferred taxation is calculated in full on temporary differences under the liability method using the taxation rates prevailing in respective countries in which the Group operates. Deferred tax assets are recognised to the extent it is probable that future taxable profits will be generated against which the temporary differences can be utilised.

The components of deferred tax assets/ (liabilities) recognised in the consolidated balance sheet and the movements are as follows:

	The Group		The Company
	2008	2007	2008	2007
	HK$’000	HK$’000	HK$’000	HK$’000
As at the beginning of the year	(291)	(353)	—	—
Exchange differences	(1)	3	—	—
Deferred taxation (charged)/credited to income statement
– relating to the origination and reversal of temporary differences	(4,645)	59	(4,937)	—
– relating to the recognition of unrecognised tax losses in prior years	26,335	—	—	—

As at the end of the year	21,398	(291)	(4,937)	—

Management projects future taxable income by considering all available information, including tax planning strategies, historical taxable incomes, and the expiration period of the unused tax losses carry forwards of each of the Company and its subsidiaries. During the year ended 31 August 2008, taking into consideration of the current results of operations, management assessed that it is probable that sufficient future taxable profits will be generated to utilise the unused tax losses of HK$159,606,000 which resulted in the recognition of deferred tax assets of HK$26,335,000.

As at 31 August 2008, the Group has not recognised deferred tax assets in respect of unused tax losses of HK$9,518,000 (2007: HK$268,004,000) because it is not probable that future taxable profits can be generated to utilise the tax losses. All tax losses are subject to agreement with local tax authorises.

Notes to the Financial Statements 97 City Telecom (H.K.) Limited Annual Report 2008 (Expressed in Hong Kong Dollars)
24	DEFERRED TAXATION (CONTINUED)

	The Group
	2008	2007
	HK$’000	HK$’000
After 5 years	3,810	4,313
From 2 to 5 years	—	1,132
No expiry date	5,708	262,559

	9,518	268,004

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

	The Group
	Accelerated
	depreciation allowances
	2008	2007
	HK$’000	HK$’000
Deferred tax liabilities

At the beginning of the year	(134,910)	(154,678)
Credited to consolidated income statement	8,463	19,772
Exchange differences	—	(4)

At the end of the year	(126,447)	(134,910)

	The Group
	Share based payment		Tax losses		Total
	2008	2007	2008	2007	2008	2007
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Deferred tax assets

At the beginning of the year	—	123	134,619	154,202	134,619	154,325
Credited/(charged) to consolidated income statement	—	(123)	13,227	(19,590)	13,227	(19,713)
Exchange differences	—	—	(1)	7	(1)	7

At the end of the year	—	—	147,845	134,619	147,845	134,619

	The Company
	Accelerated
	depreciation allowances
	2008	2007
	HK$’000	HK$’000
Deferred tax liabilities
At the beginning of the year	(11,072)	(13,293)
Credited to the income statement	2,327	2,221

At the end of the year	(8,745)	(11,072)

Notes to the Financial Statements _____ City Telecom (H.K.) Limited 98 Annual Report 2008 (Expressed in Hong Kong Dollars)
24	DEFERRED TAXATION (CONTINUED)

	Tax losses
	2008	2007
	HK$’000	HK$’000
Deferred tax assets

At the beginning of the year	11,072	13,293
Charged to the income statement	(7,264)	(2,221)

At the end of the year	3,808	11,072

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same legal entity and same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	The Group		The Company
	2008	2007	2008	2007
	HK$’000	HK$’000	HK$’000	HK$’000
Deferred tax asset	26,335	—	—	—
Deferred tax liabilities	(4,937)	(291)	(4,937)	—

	21,398	(291)	(4,937)	—

25	LONG-TERM DEBT AND OTHER LIABILITIES

	The Group		The Company
	2008	2007	2008	2007
	HK$’000	HK$’000	HK$’000	HK$’000
8.75% senior notes due 2015 (note (a))	683,242	952,593	683,242	952,593
Obligation under finance lease (note (b))	376	1,210	350	454

	683,618	953,803	683,592	953,047
Current portion of — obligation under finance lease	(121)	(835)	(112)	(104)

	683,497	952,968	683,480	952,943

At 31 August 2008, the Group’s and the Company’s long-term debt and other liabilities were repayable as follows:

	The Group		The Company
	2008	2007	2008	2007
	HK$’000	HK$’000	HK$’000	HK$’000

Long-term debt and other liabilities, repayable:
– 8.75% senior notes due 2015
– after the fifth year	683,242	952,593	683,242	952,593

Obligations under finance lease
– Within 1 year	121	835	112	104
– After 1 year but within 2 years	129	121	120	112
– After 2 years but within 5 years	126	254	118	238

	376	1,210	350	454
Less: Current portion of obligations under finance lease	(121)	(835)	(112)	(104)

	255	375	238	350

	683,497	952,968	683,480	952,943

Notes to the Financial Statements 99 City Telecom (H.K.) Limited Annual Report 2008 (Expressed in Hong Kong Dollars)
25	LONG-TERM DEBT AND OTHER LIABILITIES (CONTINUED)

Notes:
(a)	On 20 January 2005, the Company issued unsecured 10-year senior fixed rates notes (the “10-year senior notes”) with a principle amount of US$125 million at an issue price equal to 100 per cent of the principal amount. The 10-year senior notes mature on 1 February 2015 and bear interest at the fixed rate of 8.75% per annum payable semi-annually on 1 February and 1 August of each year, commencing 1 August 2005.

The 10-year senior notes are unconditionally and irrevocably guaranteed on a joint and several basis by the Company’s subsidiaries (other than CTI Guangzhou Customer Services Company Limited) as subsidiary guarantors.

During the year ended 31 August 2008, the Group repurchased a portion of the 10-year senior notes with a cumulative principal value of US$35,647,000 in the open market. The total consideration paid was approximately US$35,352,000. The gain on extinguishment of the 10-year senior notes was US$332,000 (equivalent to HK$2,582,000) which has been recorded in other revenues of the consolidated income statement.

As at 31 August 2008, the remaining principal amount of the 10-year senior notes remaining in issued after the repurchase was US$89,353,000 (equivalent to HK$697,847,000). The amortised cost of the 10-year senior notes was US$87,483,000 (equivalent to HK$683,242,000) as at 31 August 2008.

The effective interest rate of the 10-year senior notes for the year ended 31 August 2008 is 9.2% (2007: 9.2%) per annum.

(b)	At 31 August 2008, the Group had obligations under finance leases repayable as follows:

	The Group
	2008			2007
	Present	Interest		Present	Interest
	value of	expense	Total	value of	expense	Total
	the minimum	relating to	minimum	the minimum	relating to	minimum
	lease	future	lease	lease	future	lease
	payments	periods	payments	payments	periods	payments
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Within 1 year	121	21	142	835	34	869

After 1 year but within 2 years	129	13	142	121	21	142
After 2 years but within 5 years	126	4	130	254	18	272

	255	17	272	375	39	414

	376	38	414	1,210	73	1,283

At 31 August 2008, the Company had obligations under finance leases repayable as follows:

	The Company
	2008			2007
	Present	Interest		Present	Interest
	value of	expense	Total	value of	expense	Total
	the minimum	relating to	minimum	the minimum	relating to	minimum
	lease	future	lease	lease	future	lease
	payments	periods	payments	payments	periods	payments
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Within 1 year	112	20	132	104	27	131

After 1 year but within 2 years	120	12	132	112	20	132
After 2 years but within 5 years	118	4	122	238	16	254

	238	16	254	350	36	386

	350	36	386	454	63	517

Notes to the Financial Statements _____ City Telecom (H.K.) Limited 100 Annual Report 2008 (Expressed in Hong Kong Dollars)
26	NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT
(a)	Reconciliation of profit before taxation to net cash inflow from operations

	2008	2007
	HK$’000	HK$’000
Profit before taxation	108,372	30,891
Depreciation of owned fixed assets	209,464	257,052
Depreciation of fixed assets held under finance lease	587	1,051
Amortisation of deferred expenditure	33,777	15,580
Interest income	(15,596)	(22,671)
Interest element of finance lease	34	62
Loss on disposal of fixed assets	1,431	1,714
Realised and unrealised gain on other financial assets	(3,284)	(1,887)
Realised and unrealised gain on long term deposit	(1,185)	(739)
Equity settled share-based transactions	4,204	5,727
Realised and unrealised loss on derivative financial instrument	1,039	806
Gain on extinguishment of 10-year senior notes	(2,582)	—
Interest, amortisation and exchange difference on 10-year senior notes	72,640	89,879

Net cash inflow before working capital changes	408,901	377,465
Decrease in long-term receivable and prepayment	1,346	5,600
Decrease/(increase) in accounts receivable, other receivables, deposits and prepayments	6,914	(11,742)
Decrease in inventories	477	379
Increase in deferred expenditure	(68,505)	(24,502)
(Decrease)/increase in accounts payable, other payables, accrued charges and deposits received	(12,567)	8,573
Increase in deferred services revenue	46,247	30,459

Net cash inflow from operations	382,813	386,232

(b)	Analysis of changes in financing during the year

	Share capital
	(including share	Obligations
	premium and	under
	capital reserve)	finance lease	Senior notes
	HK$’000	HK$’000	HK$’000
Balance at 1 September 2006	694,708	2,373	948,027
Issue of new shares	1,757	—	—
Acquisition of fixed assets	—	158	—
Repayment of capital element of finance lease	—	(1,321)	—
Amortisation of incidental issuance costs	—	—	2,129
Equity settled share-based transactions	5,727	—	—
Effect of foreign exchange rate changes	—	—	2,437

Balance at 31 August 2007	702,192	1,210	952,593

Balance at 1 September 2007	702,192	1,210	952,593
Issue of new shares	14,998	—	—
Share issued in respect of scrip dividend	33,398	—	—
Repayment of capital element of finance lease	—	(834)	—
Repurchase of 10-year senior notes	—	—	(269,399)
Gain on extinguishment of 10-year senior notes	—	—	(2,582)
Amortisation of incidental issuance costs	—	—	1,665
Equity settled share-based transactions	4,204	—	—
Effect of foreign exchange rate changes	—	—	965

Balance at 31 August 2008	754,792	376	683,242

Notes to the Financial Statements 101 City Telecom (H.K.) Limited Annual Report 2008 (Expressed in Hong Kong Dollars)
27	FINANCIAL INSTRUMENTS

Exposure to credit, liquidity, interest rate and currency risks arises in the normal course of the Group’s business. These risks are limited by the Group’s financial management policies and practices described below.
(a)	Credit risk

The Group’s credit risk is primarily attributable to trade and other receivables, and debt investments. Management has a credit policy in place and the exposure to the credit risk is monitored on an ongoing basis.

In respect of trade and other receivables, credit evaluations are performed on all customers requiring credit over a certain amount. These evaluations focus on the customer’s past history of making payments when due and current ability to pay, and take into account information specific to the customer as well as pertaining to the economic environment in which the customer locates. These receivables are due within 30 days from the date of billing. Subscribers with receivables that are more than 3 months overdue are requested to settle all outstanding balances before any further credit is granted. The Group generally does not obtain collateral from customers.

The Group’s exposure to credit risk is influenced mainly by individual characteristics of each customer. The default risk of the country in which customer locates also has an influence on credit risk but to a lesser extent. Concentrations of credit risk with respect to accounts receivable are limited due to the Group’s customer base being large and unrelated. As such, management does not expect any significant losses of accounts receivable that have not been provided for by way of allowances as disclosed in note 19.

The maximum exposure to credit risk is represented by the carrying amount of each financial asset after deducting any impairment allowance, in the balance sheet. Except for the financial guarantee given by the Group as disclosed in note 28, the Group does not provide any other guarantees which expose the Group to credit risk. The maximum exposure to credit risk in respect of these financial guarantees at the balance sheet date is disclosed in note 28.

Further quantitative disclosures in respect of the Group’s exposure to credit risk arising from accounts receivable are set out in note 19.

(b)	Liquidity risk

The Company has a cash management policy, which includes the short term investment of cash surpluses and the raising of loans and other borrowings to cover expected cash demands. The Company’s policy is to regularly monitor current and expected liquidity requirements and its compliance with lending covenants, to ensure that it maintains sufficient cash and readily realisable marketable securities and adequate amount of committed credit facilities from major financial institutions to meet its liquidity requirements in the short and long term. Due to the dynamic nature of the underlying business, the Company aims to maintain flexibility in funding by maintaining committed credit lines available.

The following table details the remaining contractual maturities at the balance sheet date of the Group’s and the Company’s financial liabilities, which are based on undiscounted cash flows (including interest) and the earliest date the Group and the Company are required to pay.

Group

	2008						2007
		Total		More than	More than			Total		More than	More than
		contractual	Within	1 year but	2 years but			contractual	Within	1 year but	2 years but
	Carrying	undiscounted	1 year or	less than	less than	More than	Carrying	undiscounted	1 year or	less than	less than	More than
	amount	cash flow	on demand	2 years	5 years	5 years	amount	cash flow	on demand	2 years	5 years	5 years
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Current liabilities
Accounts payable	52,324	52,324	52,324	—	—	—	76,019	76,019	76,019	—	—	—
Other payables and accrued charges	178,114	178,114	178,114	—	—	—	145,267	145,267	145,267	—	—	—
Deposits received	16,264	16,264	16,264	—	—	—	16,188	16,188	16,188	—	—	—
Obligations under finance leases	121	142	142	—	—	—	835	869	869	—	—	—
Tax payable	2,103	2,103	2,103	—	—	—	1,481	1,481	1,481	—	—	—

Non current liabilities
10-year senior rate	683,242	1,093,852	61,012	61,012	183,036	788,792	952,593	1,614,184	85,278	85,278	255,834	1,187,794
Obligation under finance leases	255	272	—	142	130	—	375	414	—	142	272	—

	932,423	1,343,071	309,959	61,154	183,166	788,792	1,192,758	1,854,422	325,102	85,420	256,106	1,187,794

Notes to the Financial Statements _____ City Telecom (H.K.) Limited 102 Annual Report 2008 (Expressed in Hong Kong Dollars)
27	FINANCIAL INSTRUMENTS (CONTINUED)
(b)	Liquidity risk (continued)

Company

	2008						2007
		Total		More than	More than			Total		More than	More than
		contractual	Within	1 year but	2 years but			contractual	Within	1 year but	2 years but
	Carrying	undiscounted	1 year or	less than	less than	More than	Carrying	undiscounted	1 year or	less than	less than	More than
	amount	cash flow	on demand	2 years	5 years	5 years	amount	cash flow	on demand	2 years	5 years	5 years
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Current liabilities
Amount due to subsidiaries	10,830	10,830	10,830	—	—	—	10,830	10,830	10,830	—	—	—
Accounts payable	26,440	26,440	26,440	—	—	—	37,477	37,477	37,477	—	—	—
Other payables and accrued charges	17,831	17,831	17,831	—	—	—	18,694	18,694	18,694	—	—	—
Deposits received	7,943	7,943	7,943	—	—	—	7,876	7,876	7,876	—	—	—
Obligations under finance leases	112	132	132	—	—	—	104	131	131	—	—	—
Tax payable	356	356	356	—	—	—	356	356	356	—	—	—

Non current liabilities
10-year senior rate	683,242	1,093,852	61,012	61,012	183,036	788,792	952,593	1,614,184	85,278	85,278	255,834	1,187,794
Obligation under finance leases	238	254	—	132	122	—	350	386	—	132	254	—

	746,992	1,157,638	124,544	61,144	183,158	788,792	1,028,280	1,689,934	160,642	85,410	256,088	1,187,794

(c)	Interest rate risk

The Group’s interest-rate risk arises mainly from its 8.75% 10-year senior notes which bear interest at the fixed rate of 8.75% per annum. Borrowings issued at fixed rates expose the Group to fair value interest-rate risk.
(i)	Interest rate profile

The following table details the interest rate profile of the Group’s and the Company’s net borrowings at the balance sheet date.

	The Group				The Company
	2008		2007		2008		2007
	Effective		Effective		Effective		Effective
	interest		interest		interest		interest
	rate		rate		rate		rate
	%	HK$’000%		HK$’000%		HK$’000%		HK$’000
Fixed rate borrowings:

10-year senior notes	9.2	683,242	9.2	952,593	9.2	683,242	9.2	952,593
Obligations under finance lease	6.8	376	6.8	1,210	6.8	350	6.8	454

		683,618		953,803		683,592		953,047

Notes to the Financial Statements 103 City Telecom (H.K.) Limited Annual Report 2008 (Expressed in Hong Kong Dollars)
27	FINANCIAL INSTRUMENTS (CONTINUED)
(c)	Interest rate risk (continued)
(ii)	Sensitivity analysis

Management determines that the Group’s exposure of interest rate risk was not significant and hence no sensitivity analysis is prepared.
(d)	Foreign currency risk

All the Group’s monetary assets and liabilities are primarily denominated in either Hong Kong dollars or United States dollars. Given the exchange rate of the Hong Kong dollar to the U.S. dollar has remained close to the current pegged rate of HKD7.80 = USD1.00 since 1983, management does not expect significant foreign exchange gains or losses between the two currencies.

The Group is also exposed to a certain amount of foreign exchange risk based on fluctuations between the Hong Kong dollars and the Renminbi arising from its operations in the PRC. In order to limit this foreign currency risk exposure, the Group maintained Renminbi cash balance that approximate three months’ of operating cash flows.
(i)	Exposure to currency risk

The following table details the Group’s and the Company’s exposure at the balance sheet date to currency risk arising from recognised assets or liabilities denominated in a currency other than the functional currency of the entity to which they relate.

Group

	2008			2007
	United			United
	States	Japanese	Canadian	States	Japanese	Canadian
	Dollars	Yen	Dollars	Dollars	Yen	Dollars
	’000	’000	’000	’000	’000	’000
Cash at bank and in hand and pledged bank deposits	22,330	1,099	176	21,172	2,218	111
Accounts payable	(2,500)	—	—	(4,781)	—	—
Other payables and accrued charges	(3,390)	—	—	(1,563)	—	—
10-year senior notes	(87,483)	—	—	(122,127)	—	—

Overall net exposure	(71,043)	1,099	176	(107,299)	2,218	111

Company

	2008			2007
	United			United
	States		Japanese	States		Japanese
	Dollars	Renminbi	Yen	Dollars	Renminbi	Yen
	’000	’000	’000	’000	’000	’000
Amounts due from subsidiaries	7	100,195	—	7	40,872	—
Cash at bank and in hand and pledged bank deposits	21,387	—	1,099	21,172	—	2,218
Amount due to a subsidiary	(90)	—	—	(90)	—	—
Accounts payable	(2,010)	—	—	(4,317)	—	—
Other payables and accrued charges	—	—	—	(21)	—	—
10-year senior notes	(87,483)	—	—	(122,127)	—	—

Overall net exposure	(68,189)	100,195	1,099	(105,376)	40,872	2,218

Notes to the Financial Statements _____ City Telecom (H.K.) Limited 104 Annual Report 2008 (Expressed in Hong Kong Dollars)
27	FINANCIAL INSTRUMENTS (CONTINUED)
(d)	Foreign currency risk (continued)
(ii)	Sensitivity analysis

The Company’s foreign currency risk is mainly concentrated on the fluctuation of the Renminbi against the Hong Kong dollar. It is assumed that the pegged rate between the Hong Kong dollar and the United States dollar would be materially unaffected by any changes in movement in value of the United States dollar against other currencies. The following table details the Company’s sensitivity to a 10% increase or decrease in the Hong Kong dollar against the Renminbi. The sensitivity analysis includes only outstanding foreign currency denominated monetary items and adjusts their translation at the year end for a 10% change in foreign currency rates. A positive number indicates an increase in profit for the year where the Renminbi strengthens against the Hong Kong dollar. For a 10% weakening of the Renminbi against the Hong Kong dollar, there would be an equal and opposite impact on the profit and the balance below would be negative.

	2008	2007
	HK$’000	HK$’000
Renminbi	11,469	4,231
(e)	Fair values

Except for the following instruments, all financial instruments are carried at amounts not materially different from their fair values as at 31 August 2008 and 2007:

	2008		2007
	Carrying		Carrying
	amount	Fair value	amount	Fair value
	HK$’000	HK$’000	HK$’000	HK$’000
The Group and the Company

Long-term bank deposit	—	—	14,415	14,277
8.75% senior notes	683,242	672,236	952,593	970,125

(f)	Estimation of fair values

Fair value of financial instruments is estimated as follows:
(i)	The fair value of financial instruments traded in active markets is based on quoted market prices at the balance sheet date. The fair value of the 8.75% senior notes is determined based on quoted market price. The fair value of the long-term bank deposits are determined based on the issuer’s quoted price.

(ii)	The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. The Group uses a variety of methods and makes assumptions that are based on market conditions existing at each balance sheet date.

(iii)	Trade receivables less impairment provision and account payables are assumed to approximate their fair values.

Notes to the Financial Statements 105 City Telecom (H.K.) Limited Annual Report 2008 (Expressed in Hong Kong Dollars)
28	CONTINGENT LIABILITIES

	The Group		The Company
	2008	2007	2008	2007
	HK$’000	HK$’000	HK$’000	HK$’000
Bank guarantees provided to suppliers (notes 30(i) and (ii))	24,671	5,903	24,568	5,800
Bank guarantee in lieu of payment of utility deposits (note 30(iii))	5,272	5,272	—	—
Corporate guarantee provided to a subsidiary for shared banking facility (note)	—	—	52,694	70,200

	29,943	11,175	77,262	76,000

Note:	Corporate guarantee provided to a subsidiary represented the maximum amount of contingent liabilities of the Company had the shared banking facility of HK$52,694,000 as at 31 August 2008 (2007: HK$70,200,000) been fully drawn. As at 31 August 2008, HK$29,943,000 (2007: HK$11,175,000) of the HK$87,319,000 (2007: HK$80,200,000) total banking facility (note 30(i)) was utilised by the Company and the subsidiary.
29	COMMITMENTS
(a)	Capital commitments

	The Group		The Company
	2008	2007	2008	2007
	HK$’000	HK$’000	HK$’000	HK$’000
Purchase of telecommunications, computer and office equipment — contracted but not provided for	143,888	54,165	22	40

(b)	Commitments under operating leases

At 31 August 2008 and 2007 the Group and the Company has future aggregate minimum lease payments under non-cancellable operating leases as follows:

	The Group		The Company
	2008	2007	2008	2007
	HK$’000	HK$’000	HK$’000	HK$’000
Leases in respect of land and buildings which are payable:
— Within 1 year	16,472	12,562	—	—
— After 1 year but within 5 years	11,645	2,484	—	—

	28,117	15,046	—	—

Leases in respect of telecommunications facilities and computer equipment which are payable:
— Within 1 year	38,623	31,004	1,128	723
— After 1 year but within 5 years	12,876	21,166	—	37
— After 5 years	7,384	16,384	—	—

	58,883	68,554	1,128	760

	87,000	83,600	1,128	760

Notes to the Financial Statements _____ City Telecom (H.K.) Limited 106 Annual Report 2008 (Expressed in Hong Kong Dollars)
29	COMMITMENTS (CONTINUED)
(c)	Program fee commitments
The Group entered into several long-term agreements with program content providers for program rights for use of certain program contents in the Group’s IP-TV services. Minimum amounts of program fees to be paid by the Group are analysed as follows:

	2008	2007
	HK$’000	HK$’000
Program fee in respect of program rights which are payable:
— Within 1 year	6,583	10,345
— After 1 year but within 5 years	279	3,636

	6,862	13,981

30	PLEDGE OF ASSETS
As at 31 August 2008, the Group has pledged bank deposits of US$9,900,000 (equivalent to HK$77,319,000) and HK$10,000,000 as security for the following significant banking facilities:
(i)	bank facility of US$9,900,000 (equivalent to HK$77,319,000) granted by a bank for issuance of bank guarantees to third party suppliers, letters of credit, short-term loan, overdraft, foreign exchange and interest rate hedging arrangements. As of 31 August 2008, bank guarantees of HK$20,371,000 were issued against this bank facility (31 August 2007: HK$1,603,000);

(ii)	bank guarantees of HK$4,300,000 (2007: HK$4,300,000) issued by the bank to third party suppliers of the Company and one of its subsidiaries for payment of certain products and services procured by the Group from these third party suppliers; and

(iii)	bank guarantees of HK$5,272,000 (2007: HK$5,272,000) issued by the bank to certain utility vendors of the Group in lieu of payment of utility deposits.
As at 31 August 2007, the Group had pledged bank deposits of US$9,900,000 (equivalent of HK$77,220,000) and HK$10,000,000 as security of the above significant banking facilities.
31	MATERIAL RELATED PARTY TRANSACTIONS
In addition to the transactions and balances disclosed elsewhere in these financial statements, the Group entered into the following material related party transactions.
Key management personnel remuneration
Remuneration for key management personnel, including amounts paid to the Company’s directors as disclosed in note 11(a) and certain of the highest paid employees as disclosed in note 11(b), is as follows:

	2008	2007
	HK$’000	HK$’000
Short-term employee benefits	28,850	26,791
Post-employment benefits	2,425	2,197
Equity compensation benefits	3,664	4,388

	34,939	33,376

Notes to the Financial Statements 107 City Telecom (H.K.) Limited Annual Report 2008 (Expressed in Hong Kong Dollars)
32	COMPARATIVE FIGURE

Certain comparative figures have been reclassified to conform with the current year’s presentation.

33	ACCOUNTING ESTIMATES AND JUDGEMENTS

Key sources of estimation uncertainty

Notes 12 and 27 contain information about the assumptions and risk factors relating to fair value of share options and financial instruments. Other key sources of estimation uncertainty are as follows:

Impairment loss for doubtful accounts

The Group maintains impairment loss for doubtful accounts based upon evaluation of the recoverability of the accounts receivable and other receivables which takes into account the historical write-off experience and recovery rates. If the financial condition of the customers were to deteriorate, additional impairment may be required.

Depreciation

Depreciation is calculated to write off the cost of items of property, plant and equipment, less their estimated residual value, if any, using the straight-line method over their estimated useful lives. The Group reviews the estimated useful lives of the assets annually in order to determine the amount of depreciation expense to be recorded during any reporting period. The useful lives are based on the Group’s historical experience with similar assets and takes into account anticipated technological changes. The depreciation expense for future periods is adjusted if there are significant changes from previous estimates.

Deferred tax

At 31 August 2008, the Group has recognised a deferred tax asset in relation to tax loss carry forward as set out in note 24. The realisability of the deferred tax asset mainly depends on whether it is probable that future taxable profits will be available against which the asset can be utilised. In assessing the need to reduce a deferred tax asset, management consider all available evidence, including projected future taxable income, tax planning strategies, historical taxable income, and the expiration period of the loss carry forwards. In cases where the actual future taxable profits are less than expected, a reversal of deferred tax asset may arise, which will be recognised in the income statement for the period in which such a reversal takes place.
34	POSSIBLE IMPACT OF AMENDMENTS, NEW STANDARDS AND INTERPRETATIONS ISSUED BUT NOT YET EFFECTIVE FOR THE YEAR ENDED 31 AUGUST 2008

Up to the date of issue of these financial statements, the HKICPA has issued a number of amendments, new standards and interpretations which are not yet effective for the year ended 31 August 2008 and which have not been adopted in these financial statements.

The Group is in the process of making an assessment of what the impact of these amendments, new standards and new interpretations is expected to be in the period of initial application. So far it has concluded that the adoption of the following developments is unlikely to have significant impact on the Group’s results of operations and financial position.

Effective for
accounting periods
beginning on or after
HK(IFRIC) Interpretation 13	Customer loyalty programmes	1 July 2008

HKAS 1 (Revised)	Presentation of financial statements	1 January 2009

HKAS 23 (Revised)	Borrowing costs	1 January 2009

HKFRS 8	Operating segments	1 January 2009

City Telecom (H.K.) Limited Five-Year 108 Annual Report 2008 Financial Summary (Expressed in Hong Kong dollars)
RESULTS, ASSETS AND LIABILITIES
The following table summarises the consolidated results, assets and liabilities of the Group for the five years ended 31 August 2008.

	2008	2007	2006	2005	2004
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Results
Turnover	1,302,981	1,141,270	1,159,579	1,137,356	1,169,880

Profit/(loss) before taxation	108,372	30,891	(99,485)	(220,042)	51,506
Income tax benefit/(expense)	16,818	(2,026)	7,244	6,725	(2,043)

Profit/(loss) attributable to shareholders	125,190	28,865	(92,241)	(213,317)	49,463

Assets
Goodwill	1,066	1,066	1,066	1,066	2,131
Fixed assets	1,231,399	1,237,223	1,367,234	1,336,543	1,158,875
Other financial assets	—	39,213	40,274	41,441	41,204
Derivative financial instruments	—	1,039	1,845	—	—
Long term receivable and prepayment	5,586	6,932	12,532	13,099	6,206
Deferred tax asset	26,335	—	—	—	229
Deferred expenditure	56,095	21,367	12,445	21,131	21,563
Current assets	759,935	854,293	688,819	884,327	453,200

Total assets	2,080,416	2,161,133	2,124,215	2,297,607	1,683,408

Liabilities
Current liabilities	359,375	303,992	283,105	369,146	398,011
Non-current liabilities	688,434	953,259	949,456	957,828	109,699

Total liabilities	1,047,809	1,257,251	1,232,561	1,326,974	507,710

Net assets	1,032,607	903,882	891,654	970,633	1,175,698

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City Telecom (H.K.) Limited Level 39, Metroplaza Tower 1 No. 223 Hing Fong Road Kwai Chung, N.T., Hong Kong www. ctigroup.com.hk